FREEPORT-MCMORAN
COPPER & GOLD



EXPANDING RESOURCES
2012 ANNUAL REPORT

FREEPORT-McMoRan COPPER & GOLD INC.*

Freeport-McMoRan Copper & Gold Inc. (FCX) is a leading international mining company with headquarters in Phoenix, Arizona. FCX operates large, long-lived, geographically diverse assets with significant proven and probable reserves of copper, gold and molybdenum. FCX has a dynamic portfolio of operating, expansion and growth projects in the copper industry and is the world's largest producer of molybdenum.

FCX's portfolio of assets includes the Grasberg minerals district in Indonesia, one of the world's largest copper and gold deposits; significant mining operations in the Americas, including the large-scale Morenci minerals district in North America and the Cerro Verde and El Abra operations in South America; and the Tenke Fungurume minerals district in the Democratic Republic of Congo. Additional information about FCX is available on FCX's website at www.fcx.com.

* This information is as of March 28, 2013. FCX's previously announced acquisitions, which are anticipated to close in second-quarter 2013, will add oil and gas assets onshore and offshore of North America to FCX's portfolio of assets. See page 19 for more information.

SUMMARY FINANCIAL HIGHLIGHTS

YEARS ENDED DECEMBER 31,	2012	2011	2010	2009	2008
(In Millions, Except Per Share Amounts)					
Revenues	**$ 18,010**	$ 20,880	$ 18,982	$ 15,040	$ 17,796
Operating income (loss)	**5,814**	9,140	9,068	6,503	(12,710)[a]
Net income (loss) attributable to FCX common stockholders	**3,041**	4,560	4,273	2,527	(11,341)[a]
Diluted net income (loss) per common share	**3.19**	4.78	4.57	2.93	(14.86)[a]
Dividends declared per common share	**1.25**	1.50	1.125	0.075	0.6875
Operating cash flows	**3,774**	6,620	6,273	4,397	3,370
Capital expenditures	**3,494**	2,534	1,412	1,587	2,708
At December 31:					
Cash and cash equivalents	**3,705**	4,822	3,738	2,656	872
Total assets	**35,440**	32,070	29,386	25,996	23,353
Total debt, including current portion	**3,527**	3,537	4,755	6,346	7,351
Total FCX stockholders' equity	**17,543**	15,642	12,504	9,119	5,773

[a] Includes charges totaling $17.7 billion ($13.2 billion to net loss attributable to FCX common stockholders or $17.23 per share) associated with asset impairment, lower of cost or market inventory adjustments, restructuring and other charges.

Photo: Malachite mineral sample, Tenke Fungurume, Democratic Republic of Congo



EXPANDING RESOURCES

FREEPORT-McMoRan COPPER & GOLD Inc. provides the resources that fuel global growth. We explore, mine and process metals around the world that are essential to our daily lives and an expanding global infrastructure. With the anticipated addition in 2013 of a high-quality, North America-focused oil and gas resource base, we enter a new era. As our resources expand, so do the opportunities for our shareholders, employees and local communities around the world.

TABLE OF CONTENTS


MORENCI, ARIZONA
SIERRITA, ARIZONA
BAGDAD, ARIZONA
SAFFORD, ARIZONA
MIAMI, ARIZONA
HENDERSON, COLORADO
CLIMAX, COLORADO
TYRONE, NEW MEXICO
CHINO, NEW MEXICO
CERRO VERDE, PERU
EL ABRA, CHILE
CANDELARIA, CHILE
OJOS DEL SALADO, CHILE
Copper (Cu)
Gold (Au)
Molybdenum (Mo)
Cobalt (Co)

MAJOR MINE OPERATIONS

	NORTH AMERICA	SOUTH AMERICA	INDONESIA	AFRICA	CONSOLIDATED TOTALS
RESERVES AT 12/31/12	Cu 38.8 billion lbs	Cu 38.8 billion lbs	Cu 31.0 billion lbs	Cu 7.9 billion lbs	Cu 116.5 billion lbs
	Au 0.4 million ozs	Au 1.2 million ozs	Au 30.9 million ozs	Co 0.8 billion lbs	Au 32.5 million ozs
	Mo 2.7 billion lbs	Mo 0.7 billion lbs			Mo 3.4 billion lbs
					Co 0.8 billion lbs
2012 SALES	Cu 1.35 billion lbs	Cu 1.25 billion lbs	Cu 0.72 billion lbs	Cu 0.33 billion lbs	Cu 3.65 billion lbs
	Mo 83 million lbs[a]	Au 82 thousand ozs	Au 915 thousand ozs	Co 25 million lbs	Au 1.0 million ozs
					Mo 83 million lbs
					Co 25 million lbs

[a] Includes sales of molybdenum produced at FCX's North and South America copper mines.

GRASBERG, INDONESIA

TENKE FUNGURUME, DEMOCRATIC REPUBLIC OF CONGO

TO OUR SHAREHOLDERS

We are pleased to present this year's annual report, "Expanding Resources," which highlights our established, long-lived global mining resource position, our growing production and cash flow profile, our proposed transactions to acquire North America-focused oil and gas assets and our strategy to generate values and returns for shareholders from our expanding asset base.

While market conditions during 2012 weakened in connection with economic conditions in Europe, the United States and China, we are optimistic about the long-term outlook for our business. We have a positive long-term view of global economic growth and the important role of natural resources in the world's economies. We are particularly well positioned with large resources of copper, which are in limited supply, and a portfolio of long-lived assets in major mining districts around the world. These assets generate strong margins and provide our company with financially attractive organic growth opportunities. The proposed oil and gas acquisitions, expected to close in the second quarter of 2013, will add a high-quality portfolio of assets with strong current cash flows and growth potential, enhanced geographic diversification and complementary exposure to markets positioned for global growth.

ESTIMATED INCREMENTAL COPPER FROM EXPANSION PROJECTS IN PROGRESS (in millions)

approximately 975 million lbs



225 lbs
Morenci
600 lbs
Cerro Verde
150 lbs
Tenke
Fungurume*

* Completed in First-Quarter 2013.

We are continuing to advance financially attractive brownfield copper development projects. We recently completed and achieved our budgeted cost and schedule for the expansion of our Tenke Fungurume operation in Africa and have begun construction for the expansion of our Morenci mine in Arizona. We received important permits for our world-scale expansion of the Cerro Verde mine in Peru and commenced construction in 2013. These projects, together with our ongoing underground development in the Grasberg minerals district in Indonesia, position us for multi-year growth in copper volumes and provide attractive financial returns.

In early 2012, our Board of Directors increased our annual common stock dividend by 25 percent to $1.25 per share, and we ended 2012 with more cash than debt. We recently completed acquisition-related debt financings for $10.5 billion at low rates averaging 3.1 percent. We expect the significant cash flows generated from the combined businesses will enable us to fund our growth plans and reduce debt while continuing our current common stock dividend. Consistent with our track record, we will be responsive to market conditions and will be disciplined in our capital spending plans in order to maintain a strong financial profile and protect our assets for the long-term benefit of shareholders. As our debt reduction targets are achieved, our Board of Directors will review opportunities for increasing cash returns to shareholders.

As we integrate the pending acquisitions and execute our strategy, we will continue our focus on safe and efficient production, strong project development execution, prudent capital allocation and our long-standing tradition of maximizing value for shareholders and managing the risks of our business.

We would like to take this opportunity to express our appreciation to our global team whose hard work and dedication are critical to our success. We also thank members of our Board of Directors and our Advisory Directors for their guidance and counsel.

Respectfully yours,





JAMES R. MOFFETT
Chairman of the Board

RICHARD C. ADKERSON
President and
Chief Executive Officer



March 28, 2013

Photo: Morenci, Arizona

CONSOLIDATED COPPER SALES
in billion lbs


5.0
4.0
3.0
2.0
1.0
2012 2013e

CONSOLIDATED GOLD SALES
in million ozs


2.0
1.5
1.0
0.5
2012 2013e

CONSOLIDATED MOLYBDENUM SALES
in million lbs


100
80
60
40
20
2012 2013e

Note:
Throughout this annual report, e=estimate.

CONSOLIDATED COPPER RESERVE BREAKDOWN


7%
Africa
27%
Indonesia
33%
North America
33%
South America

CONSOLIDATED UNIT CASH COSTS

per lb of copper

	2012	2013e*
CASH UNIT COSTS		
Site Production & Delivery	$ 2.00	$ 1.89
By-product Credits	(0.69)	(0.72)
Treatment Charges	0.14	0.14
Royalties	0.03	0.04
Unit Net Cash Costs	$ 1.48	$ 1.35

* Estimates assume average prices of $1,700/oz for gold, $11/lb for molybdenum and $12/lb for cobalt for 2013. Quarterly unit costs will vary significantly with quarterly metal sales volumes. Consolidated unit net cash costs for 2013 would change by approximately $0.015/lb for each $50/oz change in the average price of gold and $0.015/lb for each $2/lb change in the average price of molybdenum.

CONSOLIDATED RESULTS

Freeport-McMoRan Copper & Gold Inc.'s (FCX) consolidated copper sales for 2012 totaled 3.65 billion pounds at an average realized price of $3.60 per pound, compared with 2011 sales of 3.70 billion pounds at an average realized price of $3.86 per pound. Lower copper sales volumes in 2012 primarily reflected lower ore grades in Indonesia and South America, partly offset by increased production in North America and Africa.

FCX's consolidated gold sales for 2012 totaled 1.0 million ounces at an average realized price of $1,665 per ounce, compared with 2011 sales of 1.4 million ounces at an average realized price of $1,583 per ounce. Lower gold sales volumes in 2012 primarily reflected lower ore grades and worker productivity issues following an extended strike in the second half of 2011 in Indonesia.

FCX's consolidated molybdenum sales for 2012 totaled 83 million pounds at an average realized price of $14.26 per pound, compared with 2011 sales of 79 million pounds at an average realized price of $16.98 per pound. Higher molybdenum sales volumes in 2012 primarily reflected the incremental production from the Climax molybdenum mine that began commercial operations in May 2012.

Consolidated sales volumes for 2013 are expected to approximate 4.3 billion pounds of copper, 1.4 million ounces of gold and 90 million pounds of molybdenum. Higher projected copper sales volumes in 2013 primarily reflect access to higher grade ore in Indonesia and South America and increased production in North America and Africa. Higher projected gold sales volumes in 2013 primarily reflect higher ore grades in Indonesia, and higher projected molybdenum sales volumes in 2013 primarily reflect increased production from the Climax molybdenum mine.

Photo: Tenke Fungurume operations, Democratic Republic of Congo

NORTH AMERICA COPPER SALES

in billion lbs


1.50
1.25
1.00
0.75
0.50
0.25
2012 2013e

NORTH AMERICA MOLYBDENUM SALES*

in billion lbs


100
80
60
40
20
2012 2013e

* Include sales of molybdenum produced at FCX's North and South America copper mines.

NORTH AMERICA UNIT CASH COSTS

per lb of copper

	2012	2013e*
Cash Unit Costs		
Site Production & Delivery	$ 1.91	$ 1.98
By-product Credits	(0.36)	(0.26)
Treatment Charges	0.12	0.10
Unit Net Cash Costs	$ 1.67	$ 1.82

* Estimates assume an average price of $11/lb for molybdenum for 2013. Unit net cash costs for 2013 would change by approximately $0.04/lb for each $2/lb change in the average price of molybdenum.

NORTH AMERICA

FCX leads the North America metals industry in the production of copper and molybdenum. In North America, FCX currently operates seven copper mines — Morenci, Bagdad, Sierrita, Safford and Miami in Arizona, Tyrone and Chino in New Mexico, and two molybdenum mines — Henderson and Climax in Colorado. Certain of FCX's North America copper mines (Sierrita, Bagdad, Morenci and Chino) also produce molybdenum concentrates.

FCX has completed projects to increase production at the North America copper mines, including restarting certain mining and milling operations and increasing mining rates at Morenci and Chino. Ramp up activities at Chino are continuing, with annual production of approximately 250 million pounds of copper targeted in 2014. FCX is also engaged in a project to advance mining and milling capacity at Morenci, which targets incremental annual production of approximately 225 million pounds of copper in 2014.

In May 2012, the Climax molybdenum mine began commercial operations. FCX intends to operate the Climax and Henderson molybdenum mines in a flexible manner to meet market requirements.

North America's consolidated copper sales totaled 1.35 billion pounds at an average realized price of $3.64 per pound in 2012, compared to 1.25 billion pounds at an average realized price of $3.99 per pound in 2011. Consolidated molybdenum sales totaled 83 million pounds in 2012, compared to 79 million pounds in 2011. FCX expects 2013 copper sales from North America to increase to approximately 1.45 billion pounds (primarily reflecting higher production at Morenci and Chino) and molybdenum sales to increase to approximately 90 million pounds (primarily reflecting increased production from Climax).

NORTH AMERICA COPPER RESERVES BY MINE

38.8 billion consolidated lbs


14%
Other*
34%
Morenci
21%
Bagdad
31%
Sierrita

* Includes copper reserves from Chino, Safford, Tyrone, Miami and Cobre.

Photo: New mill construction, Morenci, Arizona



At the Morenci mine in Arizona — already one of the highest producing copper mines in North America — FCX is expanding mining and milling capacity to process additional sulfide ores.

SOUTH AMERICA

FCX operates four copper mines in South America — Cerro Verde in Peru, and El Abra, Candelaria and Ojos del Salado in Chile. In addition to copper, the Cerro Verde mine also produces molybdenum concentrates, and the Candelaria and Ojos del Salado mines produce gold and silver.

FCX is engaged in a large-scale expansion project at Cerro Verde that would expand the concentrator facilities from the current rate of 120,000 metric tons of ore per day to 360,000 metric tons of ore per day and provide incremental annual production of approximately 600 million pounds of copper and 15 million pounds of molybdenum beginning in 2016. FCX commenced construction on this project in the first quarter of 2013.

FCX is also engaged in pre-feasibility studies for a potential large-scale milling operation at El Abra to process additional sulfide material and to achieve higher recoveries.

South America's consolidated copper sales totaled 1.25 billion pounds at an average realized price of $3.58 per pound in 2012, compared to 1.32 billion pounds at an average realized price of $3.77 per pound in 2011. Lower copper sales volumes in 2012 primarily reflected lower ore grades at Candelaria and Cerro Verde, partly offset by higher mining rates and ore grades at El Abra. FCX expects 2013 sales from South America to increase to approximately 1.33 billion pounds of copper, primarily reflecting higher-grade ore at Candelaria.

SOUTH AMERICA COPPER SALES

in billion lbs


1.50
1.25
1.00
0.75
0.50
0.25
2012
2013e

SOUTH AMERICA UNIT CASH COSTS

per lb of copper

	2012	2013e*
Cash Unit Costs		
Site Production & Delivery	$ 1.60	$ 1.65
By-product Credits	(0.26)	(0.32)
Treatment Charges	0.16	0.17
Unit Net Cash Costs	$ 1.50	$ 1.50

* Estimates assume average prices of $1,700/oz for gold and $11/lb for molybdenum for 2013.

SOUTH AMERICA COPPER RESERVES BY MINE

38.8 billion consolidated lbs


11%
El Abra
11%
Candelaria and Ojos del Salado
78%
Cerro Verde

Photo: Concentrating complex, Cerro Verde, Peru



A large-scale expansion under way at FCX's Cerro Verde mine in Peru will triple production at the concentrator facilities.



Already one of the largest underground mining complexes in the world, expansion projects in progress in the Grasberg minerals district include development of large-scale, high-grade underground ore bodies.

INDONESIA COPPER SALES

in billion lbs


1.25
1.00
0.75
0.50
0.25
2012
2013e

INDONESIA GOLD SALES

in million ozs


1.25
1.00
0.75
0.50
0.25
2012
2013e

INDONESIA UNIT CASH COSTS

per lb of copper

	2012	2013e*
Cash Unit Costs		
Site Production & Delivery	$ 3.12	$ 2.27
By-product Credits	(2.22)	(1.94)
Treatment Charges	0.21	0.21
Royalties	0.13	0.14
Unit Net Cash Costs	$ 1.24	$ 0.68

* Estimates assume an average price of $1,700/oz for gold for 2013. Quarterly unit costs will vary significantly with quarterly metal sales volumes. Unit net cash costs for 2013 would change by approximately $0.055/lb for each $50/oz change in the average price of gold.

INDONESIA

Through its subsidiary, PT Freeport Indonesia, FCX mines one of the world's largest deposits of both copper and gold located at the Grasberg minerals district in Papua, Indonesia.

FCX has several projects in progress in the Grasberg minerals district related to the development of large-scale, high-grade underground ore bodies, including the Common Infrastructure project, the Grasberg Block Cave underground mine and the development of the Deep Mill Level Zone ore body. In aggregate, these underground ore bodies are expected to ramp up production over several years to approximately 240,000 metric tons of ore per day following the currently anticipated transition from the Grasberg open pit in 2017. FCX will continue to benefit from the efficiencies of large-scale operations once these underground mines reach full rates.

Indonesia's consolidated copper sales totaled 716 million pounds at an average realized price of $3.58 per pound in 2012, compared to 846 million pounds at an average realized price of $3.85 per pound in 2011. Indonesia's consolidated gold sales totaled 915 thousand ounces at an average realized price of $1,664 per ounce in 2012, compared to 1.3 million ounces at an average realized price of $1,583 per ounce in 2011. Lower copper and gold sales volumes in 2012 primarily reflected lower ore grades. FCX expects 2013 sales from Indonesia to increase to approximately 1.1 billion pounds of copper and 1.2 million ounces of gold, primarily reflecting access to higher ore grades and the targeted ramp up in production from the Deep Ore Zone underground mine.

INDONESIA COPPER RESERVES BY MINE

31.0 billion consolidated lbs


9%
Open Pit
91%
Underground

Note: Underground and open-pit percentages calculated using 100% basis reserves.

Photo: Drilling activities in the Big Gossan mine, Grasberg minerals district, Papua, Indonesia

AFRICA

FCX operates the Tenke Fungurume copper and cobalt mining concessions in the Katanga province of the Democratic Republic of Congo.

At the end of 2012, FCX had substantially completed an expansion of the project to optimize the current plant and increase capacity. The expanded mill is capable of throughput of 14,000 metric tons of ore per day, and expanded processing facilities will enable the addition of approximately 150 million pounds of copper production per year.

FCX continues to engage in drilling activities, exploration analyses and metallurgical testing to evaluate the potential of the highly prospective minerals district at Tenke Fungurume. These analyses are being incorporated into future plans to evaluate opportunities for expansion.

During 2012, the Tenke Fungurume mine achieved record mining, milling and production rates, resulting in consolidated copper sales from Africa totaling 336 million pounds at an average realized price of $3.51 per pound, compared to 283 million pounds at an average realized price of $3.74 per pound in 2011. Africa's consolidated cobalt sales totaled 25 million pounds at an average realized price of $7.83 per pound in 2012, compared to 25 million pounds at an average realized price of $9.99 per pound in 2011. FCX expects 2013 sales from Africa to increase to approximately 410 million pounds of copper and 30 million pounds of cobalt, primarily reflecting the benefit of the expansion.

AFRICA COPPER RESERVES

7.9 billion consolidated lbs


100%
Tenke Fungurume
Minerals District

AFRICA COPPER SALES

in billion lbs


0.50
0.40
0.30
0.20
0.10
2012
2013e

AFRICA COBALT SALES

in million lbs


40
30
20
10
2012
2013e

AFRICA UNIT CASH COSTS

per lb of copper

	2012	2013e*
Cash Unit Costs		
Site Production & Delivery	$ 1.49	$ 1.32
By-product Credits	(0.33)	(0.37)
Royalties	0.07	0.08
Unit Net Cash Costs	$ 1.23	$ 1.03

* Estimates assume an average price of $12/lb for cobalt for 2013. Unit net cash costs for 2013 would change by approximately $0.09/lb for each $2/lb change in the average price of cobalt.

Photo: Tenke Fungurume, Democratic Republic of Congo



The expansion project at the Tenke Fungurume minerals district is essentially complete, resulting in an increase of 150 million pounds of copper production per year.

FCX has significant reserves, resources and future development opportunities within its portfolio of assets. FCX's estimated consolidated recoverable proven and probable reserves as of December 31, 2012, include 116.5 billion pounds of copper, 32.5 million ounces of gold, 3.42 billion pounds of molybdenum and 0.84 billion pounds of cobalt. These estimates of recoverable proven and probable reserves were determined using long-term average prices of $2.00 per pound for copper, $750 per ounce for gold, $10 per pound for molybdenum and $10 per pound for cobalt.

FCX's operating mines and other properties also contain mineralized material that it believes could be brought into production should market conditions warrant. As of December 31, 2012, FCX identified estimated mineralized material totaling 113 billion pounds of incremental contained copper, which was assessed using a long-term average copper price of $2.20 per pound. FCX continues to aggressively pursue opportunities to convert this mineralized material into reserves, future production and cash flows.

VALUE CREATION FOCUS


Mineral Resources
Reserve Additions
Investment in Attractive Development Projects
Production Growth
Cash Flows/ Returns

The metals that FCX produces are essential to the world's economies. As population growth and urbanization continue, these metals are also key to a rising standard of living on a global scale. To supply critical metals to current and future generations, FCX relies on its stated business objectives, principles, and policies, and strives to continuously improve its sustainable development programs.

To accomplish this, FCX leverages its operating and financial expertise, technologies and supply chain to ensure that it remains a vibrant business entity. In doing so, FCX focuses on safe production and the respect and promotion of human rights. To minimize adverse impacts and promote opportunities, environmental aspects are evaluated continuously throughout a project's life-cycle. FCX aims to maximize the contributions that mining can offer local communities by providing economic opportunities, assisting in capacity building and facilitating long-term development programs. Engaging openly and honestly with internal and external stakeholders enhances FCX's ability to obtain vital permits to operate, ensures it has a dedicated workforce and affords FCX business opportunities.

FCX is committed to the International Council on Mining and Metals Sustainable Development Framework, including its 10 Sustainable Development Principles. FCX reports its sustainability performance according to the Global Reporting Initiative, and its 2012 Working Toward Sustainable Development report will be available at www.fcx.com upon completion of third-party assurance.

2012 COMMUNITY INVESTMENT

$173 million


9%
Safety, Health and Environment
7%
Other*
9%
Administration
16%
Education and Training
19%
Economic Development and Infrastructure
40%
Community Trust Funds

*Includes Arts, Culture, Heritage, Resettlement and employee programs such as Matching Gifts and United Way.

PENDING OIL AND GAS ACQUISITIONS

HIGH QUALITY U.S. OIL AND GAS PORTFOLIO



MADDEN
CALIFORNIA
HAYNESVILLE
GULF OF MEXICO SHELF
DEEPWATER GULF OF MEXICO
EAGLE FORD
Natural Gas
Oil

Photo: Drilling rig in the Gulf of Mexico

ENHANCED GEOGRAPHIC AND COMMODITY DIVERSIFICATION

*FCX 2013e PRO FORMA EBITDA**


21%
South America
48%
North America
23%
Indonesia
8%
Africa


26%
Oil and Natural Gas
74%
Mining

* Based on pricing assumptions of $3.50/lb for copper, $1,500/oz for gold, $12/lb for molybdenum, $100/bbl Oil (Brent) and $4.50/MMbtu natural gas.

EBITDA = Operating income before depreciation, depletion and amortization.

On December 5, 2012, FCX announced definitive agreements to acquire Plains Exploration & Production Company (PXP) and McMoRan Exploration Co. (MMR). The combined company would be a premier U.S.-based natural resource company with a growing production profile and an industry leading global portfolio of mineral assets and significant oil and gas resources. The addition of a high quality, U.S.-focused oil and gas resource base is expected to provide strong margins and cash flows, exploration leverage and financially attractive investment opportunities to enhance long-term returns for FCX shareholders.

The oil and gas assets being acquired are located in attractive onshore and offshore U.S. geologic basins. PXP's major assets include its established strong oil production facilities in California, a growing production profile in the onshore Eagle Ford trend in Texas, significant production facilities and growth potential in the Deepwater Gulf of Mexico and large onshore resources in the Haynesville natural gas trend in Louisiana. MMR is an industry leader in the emerging shallow water ultra-deep gas trend with sizeable potential, located offshore in the shallow waters of the Gulf of Mexico and onshore in South Louisiana. The MMR portfolio is expected to provide a large, long-term and low-cost source of natural gas production.

Completion of the transactions is subject to receipt of PXP and MMR shareholder approval, regulatory approvals (including U.S. antitrust clearance under the Hart-Scott-Rodino Act), and other customary conditions. On December 26, 2012, the U.S. Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period with respect to both transactions. PXP and MMR shareholder meetings to approve the transactions will be scheduled upon the effectiveness of the registration statements filed with the U.S. Securities and Exchange Commission on December 28, 2012. The transactions are expected to close in second-quarter 2013.

BOARD OF DIRECTORS

James R. Moffett
Chairman of the Board
Freeport-McMoRan Copper & Gold Inc.

Richard C. Adkerson
President and Chief Executive Officer
Freeport-McMoRan Copper & Gold Inc.

Robert J. Allison, Jr. (2, 3, 4)
Retired Chairman and
Chief Executive Officer
Anadarko Petroleum Corporation

Robert A. Day (1, 3)
Chairman of the Board and
Chief Executive Officer
Trust Company of the West

Gerald J. Ford (1, 3)
Chairman of the Board
Hilltop Holdings, Inc.

H. Devon Graham, Jr. (1, 2)
President
R.E. Smith Interests

General Charles C. Krulak (2, 4)
President
Birmingham-Southern College
Former Commandant
United States Marine Corps

Bobby Lee Lackey (2, 4)
Consultant

Jon C. Madonna (1)
Retired Chairman and
Chief Executive Officer, KPMG LLP

Dustan E. McCoy (4)
Chairman and Chief Executive Officer
Brunswick Corporation

B. M. Rankin, Jr. (4)
Vice Chairman of the Board
Freeport-McMoRan Copper & Gold Inc.
Private Investor

Stephen H. Siegele (1, 4)
Private Investor

BOARD COMMITTEES:

1) Audit Committee
2) Compensation Committee
3) Nominating and Corporate Governance Committee
4) Corporate Responsibility Committee

DIRECTOR EMERITUS

Dr. Henry A. Kissinger
Chairman
Kissinger Associates, Inc.

ADVISORY DIRECTORS

J. Bennett Johnston
Chairman
Johnston & Associates, LLC and
Johnston Development Co. LLC
Former United States Senator

Gabrielle K. McDonald
Judge, Iran-United States Claims Tribunal
Special Counsel on Human Rights to
Freeport-McMoRan Copper & Gold Inc.

J. Stapleton Roy
Director
Kissinger Institute on China and
the United States
Former United States Ambassador
to Indonesia

Dr. J. Taylor Wharton
Retired Special Assistant to the
President for Patient Affairs
Retired Professor, Gynecologic Oncology
The University of Texas
MD Anderson Cancer Center

EXECUTIVE MANAGEMENT

James R. Moffett
Chairman of the Board

Richard C. Adkerson
President and Chief Executive Officer

Michael J. Arnold
Executive Vice President and
Chief Administrative Officer

Kathleen L. Quirk
Executive Vice President,
Chief Financial Officer and Treasurer

OPERATIONS

Mike P. Ciricillo
President – Freeport-McMoRan Africa

Richard E. Coleman
President – Freeport-McMoRan
Mining Company

Harry M. "Red" Conger
President – Freeport-McMoRan Americas

Mark J. Johnson
President – Freeport-McMoRan Indonesia

Rozik B. Soetjipto
President Director – PT Freeport Indonesia

David H. Thornton
President – Climax Molybdenum Co.

MARKETING

Stephen T. Higgins
President – Freeport-McMoRan Sales
Company Inc.
Vice President – FCX (Cathode and Rod)

Javier Targhetta
President – Atlantic Copper, S.L.U.
Senior Vice President – FCX
(Concentrates)

FINANCE AND ADMINISTRATION

W. Russell King
Senior Vice President –
International Relations and Federal
Government Affairs

L. Richards McMillan, II
Senior Vice President and
General Counsel

C. Donald Whitmire, Jr.
Vice President and
Controller – Financial Reporting

Internal Auditors
Deloitte & Touche LLP

* This information is as of
March 28, 2013.

EXPANDING RESOURCES

TABLE OF CONTENTS

Years Ended December 31,	2012	2011	2010	2009	2008
(In millions, except per share amounts)					
FCX CONSOLIDATED FINANCIAL DATA					
Revenues	$18,010	$20,880	$18,982	$15,040	$ 17,796
Operating income (loss)	5,814[a,b]	9,140[b]	9,068	6,503[c,d]	(12,710)[c,d,e]
Net income (loss)	3,980	5,747	5,544	3,534	(10,450)
Net income (loss) attributable to FCX common stockholders	3,041[a,b,f,g]	4,560[b,f,g]	4,273[f]	2,527[c,d,f]	(11,341)[c,d,e,f]
Basic net income (loss) per share attributable to FCX common stockholders	$ 3.20	$ 4.81	$ 4.67	$ 3.05	$ (14.86)
Basic weighted-average common shares outstanding	949	947	915	829	763
Diluted net income (loss) per share attributable to FCX common stockholders	$ 3.19[a,b,f,g]	$ 4.78[b,f,g]	$ 4.57[f]	$ 2.93[c,d,f]	$ (14.86)[c,d,e,f]
Diluted weighted-average common shares outstanding	954	955	949	938	763
Dividends declared per share of common stock	$ 1.25	$ 1.50	$ 1.125	$ 0.075	$ 0.6875
Operating cash flows[h]	3,774	6,620	6,273	4,397	3,370
Capital expenditures	3,494	2,534	1,412	1,587	2,708
At December 31:					
Cash and cash equivalents	$ 3,705	$ 4,822	$ 3,738	$ 2,656	$ 872
Property, plant, equipment and development costs, net	20,999	18,449	16,785	16,195	16,002
Total assets	35,440	32,070	29,386	25,996	23,353
Total debt, including current portion	3,527	3,537	4,755	6,346	7,351
Total FCX stockholders' equity	17,543	15,642	12,504	9,119	5,773

The selected consolidated financial data shown above is derived from our audited consolidated financial statements. These historical results are not necessarily indicative of results that you can expect for any future period. You should read this data in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our Consolidated Financial Statements and Notes thereto contained in this annual report.

a. Includes a gain of $59 million ($31 million to net income attributable to common stockholders or $0.03 per share) for the settlement of the insurance claim for business interruption and property damage relating to the 2011 incidents affecting PT Freeport Indonesia's concentrate pipelines.

b. Includes charges totaling $16 million ($8 million to net income attributable to common stockholders or $0.01 per share) associated with labor agreement costs at Candelaria in 2012 and $116 million ($50 million to net income attributable to common stockholders or $0.05 per share) primarily associated with bonuses for new labor agreements and other employee costs at PT Freeport Indonesia, Cerro Verde and El Abra in 2011.

c. Includes charges totaling $23 million ($18 million to net income attributable to common stockholders or $0.02 per share) associated with restructuring charges in 2009 and $17.0 billion ($12.7 billion to net loss attributable to common stockholders or $16.60 per share) associated with impairment and restructuring charges in 2008.

d. Includes charges for lower of cost or market inventory adjustments totaling $19 million ($15 million to net income attributable to common stockholders or $0.02 per share) in 2009 and $782 million ($479 million to net loss attributable to common stockholders or $0.63 per share) in 2008.

e. Includes purchase accounting impacts related to the acquisition of FMC totaling $1.0 billion ($622 million to net loss attributable to common stockholders or $0.82 per share).

f. Includes net losses on early extinguishment and conversion of debt totaling $149 million ($0.16 per share) in 2012, $60 million ($0.06 per share) in 2011, $71 million ($0.07 per share) in 2010, $43 million ($0.04 per share) in 2009 and $5 million ($0.01 per share) in 2008; 2008 also includes charges totaling $22 million ($0.03 per share) associated with privately negotiated transactions to induce conversion of a portion of our 5½% Convertible Perpetual Preferred Stock into FCX common stock.

g. Includes a net tax credit of $98 million, net of noncontrolling interests ($0.11 per share), associated with adjustments to Cerro Verde's deferred income taxes in 2012, and a tax charge of $49 million, net of noncontrolling interests ($0.05 per share), for additional taxes associated with Cerro Verde's election to pay a special mining burden during the remaining term of its current stability agreement in 2011.

h. Net of working capital uses and other tax payments totaling $1.4 billion in 2012, $461 million in 2011, $834 million in 2010, $770 million in 2009 and $965 million in 2008.

Years Ended December 31,	2012	2011	2010	2009	2008
FCX CONSOLIDATED MINING OPERATING DATA					
Copper (recoverable)					
Production (millions of pounds)	**3,663**	3,691	3,908	4,103	4,030
Production (thousands of metric tons)	**1,662**	1,674	1,773	1,861	1,828
Sales, excluding purchases (millions of pounds)	**3,648**	3,698	3,896	4,111	4,066
Sales, excluding purchases (thousands of metric tons)	**1,655**	1,678	1,767	1,865	1,844
Average realized price per pound	**$ 3.60**	$ 3.86	$ 3.59	$ 2.60	$ 2.69
Gold (thousands of recoverable ounces)					
Production	**958**	1,383	1,886	2,664	1,291
Sales, excluding purchases	**1,010**	1,378	1,863	2,639	1,314
Average realized price per ounce	**$ 1,665**	$ 1,583	$ 1,271	$ 993	$ 861
Molybdenum (millions of recoverable pounds)					
Production	**85**	83	72	54	73
Sales, excluding purchases	**83**	79	67	58	71
Average realized price per pound	**$ 14.26**	$ 16.98	$ 16.47	$ 12.36	$ 30.55
NORTH AMERICA COPPER MINES					
Operating Data, Net of Joint Venture Interest					
Copper (recoverable)					
Production (millions of pounds)	**1,363**	1,258	1,067	1,147	1,430
Production (thousands of metric tons)	**618**	571	484	520	649
Sales, excluding purchases (millions of pounds)	**1,351**	1,247	1,085	1,187	1,434
Sales, excluding purchases (thousands of metric tons)	**613**	566	492	538	650
Average realized price per pound	**$ 3.64**	$ 3.99	$ 3.42	$ 2.38	$ 3.07
Molybdenum (millions of recoverable pounds)					
Production	**36**	35	25	25	30
100% Operating Data					
Solution extraction/electrowinning (SX/EW) operations					
Leach ore placed in stockpiles (metric tons per day)	**998,600**	888,300	648,800	589,400	1,095,200
Average copper ore grade (percent)	**0.22**	0.24	0.24	0.29	0.22
Copper production (millions of recoverable pounds)	**866**	801	746	859	943
Mill operations					
Ore milled (metric tons per day)	**239,600**	222,800	189,200	169,900	249,600
Average ore grade (percent):					
Copper	**0.37**	0.38	0.32	0.33	0.40
Molybdenum	**0.03**	0.03	0.03	0.02	0.02
Copper recovery rate (percent)	**83.9**	83.1	83.0	86.0	82.9
Copper production (millions of recoverable pounds)	**592**	549	398	364	599
SOUTH AMERICA MINING					
Copper (recoverable)					
Production (millions of pounds)	**1,257**	1,306	1,354	1,390	1,506
Production (thousands of metric tons)	**570**	592	614	631	683
Sales (millions of pounds)	**1,245**	1,322	1,335	1,394	1,521
Sales (thousands of metric tons)	**565**	600	606	632	690
Average realized price per pound	**$ 3.58**	$ 3.77	$ 3.68	$ 2.70	$ 2.57
Gold (thousands of recoverable ounces)					
Production	**83**	101	93	92	114
Sales	**82**	101	93	90	116
Average realized price per ounce	**$ 1,673**	$ 1,580	$ 1,263	$ 982	$ 853
Molybdenum (millions of recoverable pounds)					
Production	**8**	10	7	2	3
SX/EW operations					
Leach ore placed in stockpiles (metric tons per day)	**229,300**	245,200	268,800	258,200	279,700
Average copper ore grade (percent)	**0.55**	0.50	0.41	0.45	0.45
Copper production (millions of recoverable pounds)	**457**	439	504	565	560
Mill operations					
Ore milled (metric tons per day)	**191,400**	189,200	188,800	181,300	181,400
Average ore grade:					
Copper (percent)	**0.60**	0.66	0.65	0.66	0.75
Gold (grams per metric ton)	**0.10**	0.12	0.10	0.10	0.13
Molybdenum (percent)	**0.02**	0.02	0.02	0.02	0.02
Copper recovery rate (percent)	**90.1**	89.6	90.0	88.9	89.2
Copper production (millions of recoverable pounds)	**800**	867	850	825	946

Years Ended December 31,	2012	2011	2010	2009	2008
INDONESIA MINING					
Operating Data, Net of Joint Venture Interest					
Copper (recoverable)					
Production (millions of pounds)	695	846	1,222	1,412	1,094
Production (thousands of metric tons)	315	384	554	640	496
Sales (millions of pounds)	716	846	1,214	1,400	1,111
Sales (thousands of metric tons)	325	384	551	635	504
Average realized price per pound	$ 3.58	$ 3.85	$ 3.69	$ 2.65	$ 2.36
Gold (thousands of recoverable ounces)					
Production	862	1,272	1,786	2,568	1,163
Sales	915	1,270	1,765	2,543	1,182
Average realized price per ounce	$ 1,664	$ 1,583	$ 1,271	$ 994	$ 861
100% Operating Data					
Ore milled (metric tons per day):[a]					
Grasberg open pit	118,800	112,900	149,800	166,300	129,800
Deep Ore Zone underground mine	44,600	51,700	79,600	72,000	63,100
Big Gossan underground mine	1,600	1,500	800	—	—
Total	165,000	166,100	230,200	238,300	192,900
Average ore grade:					
Copper (percent)	0.62	0.79	0.85	0.98	0.83
Gold (grams per metric ton)	0.59	0.93	0.90	1.30	0.66
Recovery rates (percent):					
Copper	88.7	88.3	88.9	90.6	90.1
Gold	75.7	81.2	81.7	83.7	79.9
Production (recoverable):					
Copper (millions of pounds)	695	882	1,330	1,641	1,109
Gold (thousands of ounces)	862	1,444	1,964	2,984	1,163
AFRICA MINING					
Copper (recoverable)					
Production (millions of pounds)	348	281	265	154[b]	—
Production (thousands of metric tons)	158	127	120	70[b]	—
Sales (millions of pounds)	336	283	262	130[b]	—
Sales (thousands of metric tons)	152	128	119	59[b]	—
Average realized price per pound	$ 3.51	$ 3.74	$ 3.45	$ 2.85[b]	—
Cobalt (millions of contained pounds)					
Production	26	25	20	—	—
Sales	25	25	20	—	—
Average realized price per pound	$ 7.83	$ 9.99	$ 10.95	—	—
Ore milled (metric tons per day)	13,000	11,100	10,300	7,300[b]	—
Average ore grade (percent):					
Copper	3.62	3.41	3.51	3.69[b]	—
Cobalt	0.37	0.40	0.40	—	—
Copper recovery rate (percent)	92.4	92.5	91.4	92.1[b]	—
MOLYBDENUM OPERATIONS					
Molybdenum (millions of recoverable pounds)					
Production	41[c]	38	40	27	40
Sales, excluding purchases[d]	83	79	67	58	71
Average realized price per pound	$ 14.26	$ 16.98	$ 16.47	$ 12.36	$ 30.55
Henderson molybdenum mine					
Ore milled (metric tons per day)	20,800	22,300	22,900	14,900	24,100
Average molybdenum ore grade (percent)	0.23	0.24	0.25	0.25	0.23
Molybdenum production (millions of recoverable pounds)	34	38	40	27	40

a. Amounts represent the approximate average daily throughput processed at PT Freeport Indonesia's mill facilities from each producing mine.

b. Results for 2009 represent mining operations that began production in March 2009.

c. Includes production of 7 million pounds from the Climax molybdenum mine, which began commercial operations in May 2012.

d. Includes sales of molybdenum produced at our North and South America copper mines.

In Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk, "we," "us" and "our" refer to Freeport-McMoRan Copper & Gold Inc. (FCX) and its consolidated subsidiaries. The results of operations reported and summarized below are not necessarily indicative of future operating results (refer to "Cautionary Statement" for further discussion). References to "Notes" are Notes included in our Notes to Consolidated Financial Statements. Throughout Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk, all references to earnings or losses per share are on a diluted basis, unless otherwise noted.

PROPOSED ACQUISTIONS

In December 2012, we announced definitive agreements to acquire, in separate transactions, Plains Exploration & Production Company (PXP) and McMoRan Exploration Co. (MMR). Completion of each transaction is subject to receipt of PXP and MMR stockholder approval of their respective transaction, regulatory approvals (including United States (U.S.) antitrust clearance under the Hart-Scott-Rodino Act) and other customary conditions. On December 26, 2012, the U.S. Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period with respect to both transactions. The PXP transaction is not conditioned on the closing of the MMR transaction, and the MMR transaction is not conditioned on the closing of the PXP transaction. PXP and MMR shareholder meetings to approve the respective transactions will be scheduled upon the effectiveness of the respective registration statements filed with the U.S. Securities and Exchange Commission. The transactions are expected to close in second-quarter 2013, subject to satisfaction of all conditions to closing.

Additionally in January 2013, FCX, through a newly formed joint venture, entered into a definitive agreement to acquire a cobalt chemical refinery in Kokkola, Finland, and the related sales and marketing business. The acquisition is subject to customary closing conditions, including regulatory approvals, and is expected to close in second-quarter 2013.

The information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures about Market Risk does not reflect our acquisitions of PXP, MMR or the cobalt chemical business. Refer to Notes 1 and 20 for further discussion of these proposed acquisitions.

OVERVIEW

We are one of the world's largest copper, gold and molybdenum mining companies in terms of reserves and production. Our portfolio of assets includes the Grasberg minerals district in Indonesia, significant mining operations in North and South America, and the Tenke Fungurume (Tenke) minerals district in the Democratic Republic of Congo (DRC). The Grasberg minerals district contains one of the largest copper and gold reserves in the world based on the latest available reserve data provided by third-party industry consultants. We also operate Atlantic Copper, our wholly owned copper smelting and refining unit in Spain.

We have significant reserves, resources and future development opportunities within our portfolio of assets. At December 31, 2012, our estimated consolidated recoverable proven and probable reserves totaled 116.5 billion pounds of copper, 32.5 million ounces of gold and 3.42 billion pounds of molybdenum, which were determined using long-term average prices of $2.00 per pound for copper, $750 per ounce for gold and $10 per pound for molybdenum. Refer to "Critical Accounting Estimates — Mineral Reserves" for further discussion.

A summary of our consolidated copper, gold and molybdenum production for the year 2012 by geographic location follows:

	Copper	Gold	Molybdenum
North America	37%	1%	91%[a]
South America	34%	9%	9%
Indonesia	19%	90%	N/A
Africa	10%	N/A	N/A

a. For 2012, 53 percent of our consolidated molybdenum production in North America was from the Henderson and Climax primary molybdenum mines. The Climax molybdenum mine began commercial production in May 2012.

Copper production from the Grasberg, Morenci and Cerro Verde mines totaled 50 percent of our consolidated copper production in 2012. Refer to "Operations" for further discussion of our mining operations.

We are progressing on major development projects, including the development of the underground ore bodies at Grasberg, and the expansion projects at Morenci and Cerro Verde. Studies are also under way to evaluate a major mill project at El Abra and various mill projects to process significant sulfide ore in North America. The advancement of these studies is designed to position us to invest in production growth within our existing portfolio of assets. Refer to "Operations" for further discussion of our current operating and development activities.

At December 31, 2012, we had $3.7 billion in consolidated cash and $3.5 billion in long-term debt. In February 2012, we sold $3.0 billion in senior notes in three tranches with a weighted average interest rate of approximately three percent. We used the proceeds from this offering, plus cash on hand, to redeem the remaining $3.0 billion of our 8.375% Senior Notes. Refer to "Capital Resources and Liquidity — Financing Activities" and to Note 9 for further discussion of these transactions.

In February 2013, we entered into a new senior unsecured revolving credit facility, which will refinance and replace our existing revolving credit facility upon completion of the proposed acquisition of PXP. No amounts are currently available to us under the new revolving credit facility. Refer to Note 20 for further discussion.

In February 2012, our Board of Directors (the Board) authorized an increase in the cash dividend on our common stock to an annual rate of $1.25 per share ($0.3125 per share quarterly), and we paid dividends on our common stock totaling $1.1 billion in 2012. Refer to Note 11 for further discussion.

At current copper prices, we expect to produce significant operating cash flows, and to use our cash to invest in our development projects and return cash to shareholders through dividends on our common stock.

Refer to "Consolidated Results" for discussion of items impacting our consolidated results for the years ended December 31, 2012, 2011 and 2010.

OUTLOOK

We view the long-term outlook for our business positively, supported by limitations on supplies of copper and by the requirements for copper in the world's economy. We will continue to adjust our operating strategy as market conditions change. Our financial results vary as a result of fluctuations in market prices for copper, gold and molybdenum and other factors. World market prices for these commodities have fluctuated historically and are affected by numerous factors beyond our control. Because we cannot control the price of our products, the key measures that management focuses on in operating our business are sales volumes, unit net cash costs and operating cash flow. Discussion of the outlook for each of these measures follows.

Sales Volumes. Following are our projected consolidated sales volumes for 2013 and actual consolidated sales volumes for 2012:

	2013 (Projected)	2012 (Actual)
Copper (millions of recoverable pounds):		
North America copper mines	1,445	1,351
South America mining	1,325	1,245
Indonesia mining	1,120	716
Africa mining	410	336
	4,300	3,648
Gold (thousands of recoverable ounces):		
Indonesia mining	1,240	915
North and South America mining	140	95
	1,380	1,010
Molybdenum (millions of recoverable pounds)	90[a]	83

a. Includes projected sales of 40 million pounds of molybdenum produced at our North and South America copper mines.

Projected copper sales for 2013 are expected to be higher than 2012 sales primarily reflecting access to higher grade ore in Indonesia and South America and higher production in North America and Africa. Projected 2013 gold sales volumes are expected to be higher than 2012, primarily reflecting higher ore grades at Grasberg. Molybdenum sales in 2013 are expected to be higher than 2012, primarily reflecting higher production from our Climax molybdenum mine. Projected sales volumes are dependent on a number of factors, including achievement of targeted mining rates, the successful operation of production facilities, the impact of weather conditions and other factors.

Unit Net Cash Costs. We expect to gain access to higher grade ore at Grasberg in late 2013, which will result in higher copper and gold production volumes (approximately 29 percent of 2013 consolidated copper sales volumes and 37 percent of consolidated gold sales volumes are expected in fourth-quarter 2013). Quarterly unit net cash costs vary with fluctuations in sales volumes and average realized prices for gold and molybdenum, and are expected to be lower in late 2013 as we gain access to higher grade ore at Grasberg. Assuming average prices of $1,700 per ounce of gold and $11 per pound of molybdenum and achievement of current 2013 sales volume and cost estimates, consolidated unit net cash costs (net of by-product credits) are expected to average $1.35 per pound in 2013. The impact of price changes in 2013 on consolidated unit net cash costs would approximate $0.015 per pound for each $50 per ounce change in the average price of gold and $0.015 per pound for each $2 per pound change in the average price of molybdenum. Refer to "Consolidated Results – Production and Delivery Costs" for further discussion of consolidated production and delivery costs.

Operating Cash Flows. Our operating cash flows vary with prices realized from copper, gold and molybdenum sales, our sales volumes, production costs, income taxes and other working capital changes and other factors. Based on current sales volume and cost estimates and assuming average prices of $3.65 per pound of copper, $1,700 per ounce of gold and $11 per pound of molybdenum in 2013, consolidated operating cash flows, excluding results of pending acquisitions, are estimated to approximate $7 billion in 2013 (including an estimated $450 million from net working capital sources and other tax payments). Projected operating cash flows for the year 2013 also reflect estimated taxes of $2.6 billion (refer to "Consolidated Results — Provision for Income Taxes" for discussion of our projected annual consolidated effective tax rate for 2013). The impact of price changes in 2013 on operating cash flows would approximate $350 million for each $0.10 per pound change in the average price of copper, $55 million for each $50 per ounce change in the average price of gold and $110 million for each $2 per pound change in the average price of molybdenum.

COPPER, GOLD AND MOLYBDENUM MARKETS

World prices for copper, gold and molybdenum can fluctuate significantly. During the period from January 2003 through January 2013, the London Metal Exchange (LME) spot copper price varied from a low of $0.70 per pound in 2003 to a record high of $4.60 per pound in February 2011; the London Bullion Market Association (London) gold price fluctuated from a low of $320 per ounce in 2003 to a record high of $1,895 per ounce in September 2011; and the *Metals Week* Molybdenum Dealer Oxide weekly average price ranged from a low of $3.28 per pound in 2003 to a high of $39.25 per pound in 2005. Copper, gold and molybdenum prices are affected by numerous factors beyond our control as described further in our "Risk Factors" contained in Part I, Item 1A of our Form 10-K for the year ended December 31, 2012.

Historical LME Copper Prices
Through January 31, 2013


1,500
1,200
900
600
300
000s of metric tons
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
Dollars per pound
2003
2005
2007
2009
2011
2013
LME Copper Prices
LME, COMEX and Shanghai Futures Exchange Stocks

This graph presents LME spot copper prices and combined reported stocks of copper at the LME, the New York Mercantile Exchange (COMEX) and the Shanghai Futures Exchange from January 2003 through January 2013. From 2006 through most of 2008, limited supplies, combined with growing demand from China and other emerging economies, resulted in high copper prices and low levels of inventories. In late 2008, slowing consumption, turmoil in the U.S. financial markets and concerns about the global economy led to a sharp decline in copper prices, which reached a low of $1.26 per pound in December 2008. Higher copper prices since that time are attributable to a combination of continuing demand from developing economies and pro-growth monetary and fiscal policy decisions in Europe, China and the U.S. During 2012, LME spot copper prices ranged from $3.29 per pound to $3.93 per pound, averaged $3.61 per pound and closed at $3.59 per pound on December 31, 2012. Global exchange inventories increased during the second half of 2012, but remain low and represent less than two weeks of global demand.

We believe the underlying long-term fundamentals of the copper business remain positive, supported by the significant role of copper in the global economy and a challenging supply environment. Future copper prices are expected to be volatile and are likely to be influenced by demand from China and emerging markets, economic activity in the U.S. and other industrialized countries, the timing of the development of new supplies of copper and production levels of mines and copper smelters. The LME spot copper price closed at $3.72 per pound on February 15, 2013.

London Gold Prices
Through January 31, 2013


$1,950
$1,750
$1,550
$1,350
$1,150
$950
$750
$550
$350
Dollars per ounce
2003
2005
2007
2009
2011
2013

This graph presents London PM gold prices from January 2003 through January 2013. During 2012, gold prices ranged from $1,540 per ounce to $1,792 per ounce, averaging $1,669 per ounce and closing at $1,658 per ounce on December 31, 2012. We believe the outlook for gold remains positive amid an uncertain outlook for global growth and the prospects for future inflation associated with accommodative monetary policies and elevated sovereign debt levels. Gold prices closed at $1,612 per ounce on February 15, 2013.

Metals Week Molybdenum Dealer Oxide Prices
Through January 31, 2013


$40
$35
$30
$25
$20
$15
$10
$5
Dollars per pound
2003
2005
2007
2009
2011
2013

This graph presents the *Metals Week* Molybdenum Dealer Oxide weekly average price from January 2003 through January 2013. In late 2008, molybdenum prices declined significantly as a result of the financial market turmoil and a decline in demand. During 2012, the weekly average price of molybdenum ranged from $10.90 per pound to $14.80 per pound, averaged $12.74 per pound and was $11.60 per pound on December 31, 2012. Average *Metals Week* Molybdenum Dealer Oxide prices were lower in 2012, compared with 2011, reflecting weaker demand and cautious buying activity. The *Metals Week* Molybdenum Dealer Oxide weekly average price was $11.27 per pound on February 15, 2013.

CRITICAL ACCOUNTING ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles (GAAP) in the U.S. The preparation of these statements requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates on historical experience and on assumptions that we consider reasonable under the circumstances; however, reported results could differ from those based on the current estimates under different assumptions or conditions. The areas requiring the use of management's estimates are also discussed in Note 1 under the subheading "Use of Estimates." Management has reviewed the following discussion of its development and selection of critical accounting estimates with the Audit Committee of our Board.

Mineral Reserves. Recoverable proven and probable reserves are the part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves requires us to determine the size, shape and depth of our ore bodies by analyzing geological data, such as samplings of drill holes, tunnels and other underground workings. In addition to the geology of our mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods we use and the related costs incurred to develop and mine our reserves. Our estimates of recoverable proven and probable reserves are prepared by and are the responsibility of our employees. A majority of these estimates are reviewed annually and verified by independent experts in mining, geology and reserve determination.

At December 31, 2012, our consolidated recoverable proven and probable reserves included 116.5 billion pounds of copper, 32.5 million ounces of gold and 3.42 billion pounds of molybdenum, which were determined using long-term average prices of $2.00 per pound for copper, $750 per ounce for gold and $10.00 per pound for molybdenum, consistent with the prices used at year-end 2011 and 2010. The following table summarizes changes in our estimated consolidated recoverable proven and probable copper, gold and molybdenum reserves during 2012 and 2011:

	Copper (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
Consolidated reserves at December 31, 2010	120.5	35.5	3.39
Net additions/revisions	2.9	(0.2)	0.11
Production	(3.7)	(1.4)	(0.08)
Consolidated reserves at December 31, 2011	119.7	33.9	3.42
Net additions/revisions	0.5	(0.4)	0.08
Production	(3.7)	(1.0)	(0.08)
Consolidated reserves at December 31, 2012	116.5	32.5	3.42

Refer to Note 18 for further information regarding estimated recoverable proven and probable reserves.

As discussed in Note 1, we depreciate our life-of-mine mining and milling assets and values assigned to proven and probable reserves using the unit-of-production (UOP) method based on our estimated recoverable proven and probable reserves, and also have other assets that are depreciated on a straight-line basis over their estimated useful lives. Because the economic assumptions used to estimate reserves change from period to period and additional geological data is generated during the course of operations, estimates of reserves may change, which could have a significant impact on our results of operations, including changes to prospective depreciation rates and asset carrying values. Excluding impacts associated with changes in the levels of finished goods inventories and based on projected copper sales volumes for 2013, if estimated copper reserves at our mines were 10 percent higher at December 31, 2012, we estimate that our annual depreciation, depletion and amortization expense for 2013 would decrease by $49 million ($25 million to net income attributable to common stockholders), and a 10 percent decrease in copper reserves would increase depreciation, depletion and amortization expense by $60 million ($32 million to net income attributable to common stockholders). We perform annual assessments of our existing assets in connection with the review of mine operating and development plans. If it is determined that assigned asset lives do not reflect the expected remaining period of benefit, any change could affect prospective depreciation rates.

As discussed below and in Note 1, we review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable, and changes to our estimates of recoverable proven and probable reserves could have an impact on our assessment of asset recoverability.

Recoverable Copper in Stockpiles. We record, as inventory, applicable costs for copper contained in mill and leach stockpiles that are expected to be processed in the future based on proven processing technologies. Mill and leach stockpiles are evaluated periodically to ensure that they are stated at the lower of cost or market. Accounting for recoverable copper from mill and leach stockpiles represents a critical accounting estimate because (i) it is impracticable to determine copper contained in mill and leach stockpiles by physical count, thus requiring management to employ reasonable estimation methods and (ii) recovery rates from leach stockpiles can vary significantly. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grade contained in the material delivered to the mill and leach stockpiles.

Expected copper recovery rates for mill stockpiles are determined by metallurgical testing. The recoverable copper in mill stockpiles, once entered into the production process, can be produced into copper concentrate almost immediately.

Expected copper recovery rates for leach stockpiles are determined using small-scale laboratory tests, small- to large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Ultimate recovery of copper contained in leach stockpiles can vary significantly from a low percentage to more than 90 percent depending on several variables, including type of copper recovery, mineralogy and particle size of the rock. For newly placed material on active stockpiles, as much as 70 percent of the copper ultimately recoverable may be extracted during the first year, and the remaining copper may be recovered over many years.

Processes and recovery rates are monitored regularly, and recovery rate estimates are adjusted periodically as additional information becomes available and as related technology changes. Adjustments to recovery rates will typically result in a future impact to the value of the material removed from the stockpiles at a revised weighted-average cost per pound of recoverable copper. During third-quarter 2012, we completed an assessment of estimated future recovery rates within the current mine plan at our Chino leaching operations resulting in a downward revision of those rates and a corresponding reduction of 594 million pounds of estimated recoverable copper in leach stockpiles at Chino. At December 31, 2012, estimated consolidated recoverable copper was 2.9 billion pounds in leach stockpiles (with a carrying value of $2.9 billion) and 1.4 billion pounds in mill stockpiles (with a carrying value of $719 million).

Environmental Obligations. Our mining, exploration, production and historical operating activities are subject to stringent laws and regulations governing the protection of the environment, and compliance with those laws requires significant expenditures. Environmental expenditures are expensed or capitalized, depending upon their future economic benefits. The guidance provided by U.S. GAAP requires that liabilities for contingencies be recorded when it is probable that obligations have been incurred and the cost can be reasonably estimated. Refer to Note 1 for discussion of our accounting policy for environmental expenditures.

Accounting for environmental obligations represents a critical accounting estimate because changes to environmental laws and regulations and/or circumstances affecting our operations could result in significant changes to our estimates, which could have a significant impact on our results of operations. We perform a comprehensive annual review of our environmental obligations and also review changes in facts and circumstances associated with these obligations at least quarterly. Judgments and estimates are based upon available facts, existing technology, presently enacted laws and regulations, remediation experience, whether or not we are a potentially responsible party (PRP), the ability of other PRPs to pay their allocated portions and take into consideration reasonably possible outcomes. Our cost estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, updated cost assumptions (including increases and decreases to cost estimates), changes in the anticipated scope and timing of remediation activities, the settlement of environmental matters, required remediation methods and actions by or against governmental agencies or private parties.

At December 31, 2012, environmental obligations recorded in our consolidated balance sheet totaled $1.2 billion, which reflect obligations for environmental liabilities attributed to the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) or analogous state programs and for estimated future costs associated with environmental matters.

Following is a summary of changes in our estimated environmental obligations for the years ended December 31 (in millions):

	2012	2011	2010
Balance at beginning of year	$1,453	$1,422	$1,464
Accretion expense[a]	80	88	97
Additions	70	132	19
Reductions[b]	(182)	(68)	—
Spending	(199)	(121)	(158)
Balance at end of year	$1,222	$1,453	$1,422

a. Represents accretion of the fair value of environmental obligations assumed in the acquisition of Freeport-McMoRan Corporation (FMC), which were determined on a discounted cash flow basis.
b. Reductions primarily reflected adjustments for changes in the anticipated scope and timing of environmental remediation projects and the settlement of environmental matters.

Refer to Note 13 for further discussion of environmental obligations.

Reclamation and Closure Costs. Reclamation is an ongoing activity that occurs throughout the life of a mine. We record the fair value of our estimated asset retirement obligations (AROs) associated with tangible long-lived assets in the period incurred. Fair value is measured as the present value of cash flow estimates after considering inflation and then applying a market risk premium. Our cost estimates are reflected on a third-party cost basis and comply with our legal obligation to retire tangible long-lived assets in the period incurred. These cost estimates may differ from financial assurance cost estimates for reclamation activities because of a variety of factors, including obtaining updated cost estimates for reclamation activities, the timing of reclamation activities, changes in scope and the exclusion of certain costs not considered reclamation and closure costs. Refer to Note 1 for further discussion of our accounting policy for reclamation and closure costs.

Generally, ARO activities are specified by regulations or in permits issued by the relevant governing authority, and management judgment is required to estimate the extent and timing of expenditures based on life-of-mine planning. Accounting for reclamation and closure costs represents a critical accounting estimate because (i) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period, (ii) reclamation and closure laws and regulations could change in the future and/or circumstances affecting our operations could change, either of which could result in significant changes to our current plans, (iii) calculating the fair value of our AROs requires management to estimate projected cash flows, make long-term assumptions about inflation rates, determine our credit-adjusted, risk-free interest rates and determine market risk premiums that are appropriate for our operations and (iv) given the magnitude of our estimated reclamation and closure costs, changes in any or all of these estimates could have a significant impact on our results of operations.

At least annually, we review our ARO estimates for changes in the projected timing of certain reclamation costs, changes in cost estimates and additional AROs incurred during the period. Following is a summary of changes in our AROs for the years ended December 31 (in millions):

	2012	2011	2010
Balance at beginning of year	$ 921	$856	$731
Liabilities incurred	6	9	5
Revisions to cash flow estimates[a]	211	48	105
Accretion expense	55	58	54
Spending	(47)	(49)	(38)
Foreign currency translation adjustment	—	(1)	(1)
Balance at end of year	$1,146	$921	$856

a. Revisions to cash flow estimates are primarily related to updated closure plans that included revised cost estimates and accelerated timing of certain closure activities.

Refer to Note 13 for further discussion of reclamation and closure costs.

Deferred Taxes. In preparing our annual consolidated financial statements, we estimate the actual amount of taxes currently payable or receivable as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in income in the period in which such changes are enacted.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income as well as feasible tax planning strategies in each jurisdiction. If we determine that we will not realize all or a portion of our deferred tax assets, we will increase our valuation allowance. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced.

Our valuation allowances totaled $2.4 billion at December 31, 2012 and 2011, and covered all of our U.S. foreign tax credit carryforwards, and a portion of our foreign net operating loss carryforwards, U.S. state net operating loss carryforwards, U.S. state deferred tax assets, U.S. capital loss carryforwards and U.S. minimum tax credit carryforwards. These valuation allowances include $82 million at December 31, 2012, and $80 million at December 31, 2011, for tax benefits that, if recognized, would be credited directly to other comprehensive income.

Refer to Note 12 for further discussion.

Impairment of Assets. We evaluate our long-lived assets (to be held and used) for impairment when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable. In evaluating our long-lived assets for recoverability, estimates of after-tax undiscounted future cash flows of our individual mining operations are used, with impairment losses measured by reference to fair value. As quoted market prices are unavailable for our individual mining operations, fair value is determined through the use of discounted estimated future cash flows. The estimated cash flows used to assess recoverability of our long-lived assets and measure fair value of our mining operations are derived from current business plans, which are developed using near-term price forecasts reflective of the current price environment and management's projections for long-term average metal prices. In addition to near- and long-term metal price assumptions, other key assumptions include commodity-based and other input costs; proven and probable reserves, including the timing and cost to develop and produce the reserves; and the use of appropriate escalation and discount rates.

Because the cash flows used to assess recoverability of our long-lived assets and measure fair value of our mining operations require us to make several estimates and assumptions that are subject to risk and uncertainty, changes in these estimates and assumptions could result in the impairment of our long-lived asset values. Events that could result in impairment of our long-lived assets include, but are not limited to, decreases in future metal prices, decreases in estimated recoverable proven and probable reserves and any event that might otherwise have a material adverse effect on mine site production levels or costs.

Refer to Note 4 for further discussion.

CONSOLIDATED RESULTS

Years Ended December 31,	2012	2011	2010
Financial Data (in millions, except per share amounts)			
Revenues[a,b]	$18,010	$20,880	$18,982
Operating income[a]	$ 5,814[c,d,e]	$ 9,140[c,e]	$ 9,068[c]
Net income attributable to FCX common stockholders[f]	$ 3,041[c,d,e,g,h]	$ 4,560[c,e,g,h]	$ 4,273[c,g]
Diluted net income per share attributable to FCX common stockholders[f]	$ 3.19[c,d,e,g,h]	$ 4.78[c,e,g,h]	$ 4.57[c,g]
Diluted weighted-average common shares outstanding	954	955	949
Mining Operating Data			
Copper (recoverable)			
Production (millions of pounds)	3,663	3,691	3,908
Sales, excluding purchases (millions of pounds)	3,648	3,698	3,896
Average realized price per pound	$ 3.60	$ 3.86	$ 3.59
Site production and delivery costs per pound[i]	$ 2.00	$ 1.72	$ 1.40
Unit net cash costs per pound[i]	$ 1.48	$ 1.01	$ 0.79
Gold (recoverable)			
Production (thousands of ounces)	958	1,383	1,886
Sales, excluding purchases (thousands of ounces)	1,010	1,378	1,863
Average realized price per ounce	$ 1,665	$ 1,583	$ 1,271
Molybdenum (recoverable)			
Production (millions of pounds)	85	83	72
Sales, excluding purchases (millions of pounds)	83	79	67
Average realized price per pound	$ 14.26	$ 16.98	$ 16.47

a. Refer to Note 17 for a summary of revenues and operating income by business segment.

b. Includes the impact of adjustments to provisionally priced concentrate and cathode sales recognized in prior years. Refer to "Revenues" and "Disclosures About Market Risks — Commodity Price Risk" for further discussion.

c. Includes net (credits) charges for adjustments to environmental obligations and related litigation reserves totaling $(62) million ($(40) million to net income attributable to common stockholders or $(0.04) per share) in 2012, $107 million ($86 million to net income attributable to common stockholders or $0.09 per share) in 2011 and $19 million ($15 million to net income attributable to common stockholders or $0.02 per share) in 2010.

d. Includes a gain of $59 million ($31 million to net income attributable to common stockholders or $0.03 per share) for the settlement of the insurance claim for business interruption and property damage relating to the 2011 incidents affecting PT Freeport Indonesia's concentrate pipelines.

e. Includes charges totaling $16 million ($8 million to net income attributable to common stockholders or $0.01 per share) associated with labor agreement costs at Candelaria in 2012 and $116 million ($50 million to net income attributable to common stock or $0.05 per share) primarily associated with bonuses for new labor agreements and other employee costs at PT Freeport Indonesia, Cerro Verde and El Abra in 2011.

f. We defer recognizing profits on intercompany sales until final sales to third parties occur. Refer to "Operations — Atlantic Copper Smelting & Refining" for a summary of net impacts from changes in these deferrals.

g. Includes net losses on early extinguishment of debt totaling $149 million ($0.16 per share) in 2012, $60 million ($0.06 per share) in 2011 and $71 million ($0.07 per share) in 2010. Refer to Note 9 for further discussion.

h. The 2012 period includes a net tax credit of $98 million, net of noncontrolling interests ($0.11 per share), associated with adjustments to Cerro Verde's deferred income taxes. The 2011 period includes a tax charge of $49 million, net of noncontrolling interests ($0.05 per share), for additional taxes associated with Cerro Verde's election to pay a special mining burden during the remaining term of its current stability agreement. Refer to Note 12 and "Provision for Income Taxes" below for further discussion of these amounts.

i. Reflects per pound weighted-average production and delivery costs and unit net cash costs (net of by-product credits) for all copper mines, before net noncash and other costs. For reconciliations of the per pound costs by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements, refer to "Operations — Unit Net Cash Costs" and to "Product Revenues and Production Costs."

Revenues

Consolidated revenues totaled $18.0 billion in 2012, $20.9 billion in 2011 and $19.0 billion in 2010, and included the sale of copper concentrates, copper cathodes, copper rod, gold, molybdenum and other metals by our North and South America copper mines, the sale of copper concentrates (which also contain significant quantities of gold and silver) by our Indonesia mining operations, the sale of copper cathodes and cobalt hydroxide by our Africa mining operations, the sale of molybdenum in various forms by our Molybdenum operations, and the sale of copper cathodes, copper anodes, and gold in anodes and slimes by Atlantic Copper. Our mining revenues for 2012 included sales of copper (79 percent), gold (10 percent) and molybdenum (7 percent).

Following is a summary of year-to-year changes in our consolidated revenues (in millions):

	2012	2011
Consolidated revenues – prior year	$20,880	$18,982
(Lower) higher price realizations from mining operations:		
Copper	(948)	999
Gold	82	430
Molybdenum	(225)	40
Silver	(44)	121
Cobalt	(54)	(24)
(Lower) higher sales volumes from mining operations:		
Copper	(194)	(711)
Gold	(583)	(616)
Molybdenum	61	206
Silver	(38)	27
Cobalt	(6)	59
Favorable (unfavorable) impacts of net adjustments for prior year provisionally priced sales	132	(4)
(Lower) higher purchased copper	(469)	299
(Lower) higher Atlantic Copper revenues	(275)	493
Other, including intercompany eliminations	(309)	579
Consolidated revenues – current year	$18,010	$20,880

Price Realizations

Our consolidated revenues can vary significantly as a result of fluctuations in the market prices of copper, gold, molybdenum, silver and cobalt. Following is a summary of our average realized prices for the years ended December 31:

	2012	2011	2010
Copper (per pound)	$ 3.60	$ 3.86	$ 3.59
Gold (per ounce)	$1,665	$1,583	$1,271
Molybdenum (per pound)	$14.26	$16.98	$16.47
Silver (per ounce)	$30.06	$36.24	$21.40
Cobalt (per pound)	$ 7.83	$ 9.99	$10.95

Sales Volumes

2012 compared with 2011. Consolidated sales volumes totaled 3.65 billion pounds of copper, 1.0 million ounces of gold and 83 million pounds of molybdenum in 2012, compared with 3.70 billion pounds of copper, 1.4 million ounces of gold and 79 million pounds of molybdenum in 2011. Lower consolidated copper and gold sales volumes in 2012 primarily reflected lower volumes in Indonesia and South America, partly offset by increased copper production in North America and Africa. Refer to "Operations" for further discussion of sales volumes at our operating divisions.

2011 compared with 2010. Consolidated sales volumes totaled 3.70 billion pounds of copper, 1.4 million ounces of gold and 79 million pounds of molybdenum in 2011, compared with 3.90 billion pounds of copper, 1.9 million ounces of gold and 67 million pounds of molybdenum in 2010. Lower consolidated copper sales volumes in 2011 primarily reflected lower sales volumes in Indonesia, partly offset by higher sales volumes in North America. Lower consolidated gold sales volumes primarily reflected lower production in Indonesia. Copper and gold sales for 2011 were impacted by PT Freeport Indonesia labor disruptions in fourth-quarter 2011. Higher consolidated molybdenum sales volumes in 2011 primarily reflected improved demand.

Provisionally Priced Copper Sales

Substantially all of our copper concentrate and cathode sales contracts provide final copper pricing in a specified future month (generally one to four months from the shipment date) based primarily on quoted LME monthly average spot copper prices (refer to "Disclosures About Market Risks — Commodity Price Risk" for further discussion). Following are the favorable (unfavorable) impacts of net adjustments to the prior years' provisionally priced copper sales for the years ended December 31 (in millions, except per share amounts):

	2012	2011	2010
Revenues	$ 101	$ (12)	$ (24)
Net income attributable to FCX common stockholders	$ 43	$ (5)	$ (10)
Net income per share of FCX common stock	$0.05	$(0.01)	$(0.01)

Provisionally priced sales adjustments also reflected adjustments to provisionally priced gold sales resulting in a favorable impact of $4 million in 2012, an unfavorable impact of $13 million in 2011 and a favorable impact of less than $1 million in 2010.

Purchased Copper

From time to time, we purchase copper cathode for processing by our Rod & Refining segment when production from our North America copper mines does not meet customer demand.

Atlantic Copper Revenues

The decrease in Atlantic Copper's revenues in 2012, compared with 2011, primarily reflected lower gold volumes. The increase in Atlantic Copper's revenues in 2011, compared with 2010, primarily reflected higher copper and gold revenues associated with higher prices.

Production and Delivery Costs

2012 compared with 2011. Consolidated production and delivery costs totaled $10.4 billion in 2012, compared with $9.9 billion in 2011. Higher production and delivery costs for 2012 primarily reflected higher costs at our mining operations, partly offset by lower costs of concentrate purchases at Atlantic Copper associated with lower copper prices and lower volumes, and lower costs of cathode purchases in North America.

Consolidated unit site production and delivery costs, before net noncash and other costs, for our copper mining operations averaged $2.00 per pound of copper in 2012, compared with $1.72 per pound of copper in 2011. Higher unit site production and delivery costs in 2012 primarily reflected lower copper sales volumes in Indonesia and higher mining costs in North and South America. Assuming achievement of current 2013 volume and cost estimates, consolidated unit site production and delivery costs are expected to average $1.89 per pound of copper for 2013. Lower projected unit site production and delivery costs for 2013, compared to 2012, primarily reflect the benefit of increased projected copper volumes at Grasberg. Refer to "Operations — Unit Net Cash Costs" for further discussion of unit net cash costs associated with our operating divisions, and to "Product Revenues and Production Costs" for reconciliations of per pound costs by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements.

Our copper mining operations require significant energy, principally diesel, electricity, coal and natural gas. Energy costs approximated 21 percent of our consolidated copper production costs in 2012, and included purchases of approximately 255 million gallons of diesel fuel; 6,800 gigawatt hours of electricity at our North America, South America and Africa copper mining operations (we generate all of our power at our Indonesia mining operation); 700 thousand metric tons of coal for our coal power plant in Indonesia; and 1 million MMBTU (million British thermal units) of natural gas at certain of our North America mines. For 2013, we estimate energy costs will approximate 21 percent of our consolidated copper production costs.

2011 compared with 2010. Consolidated production and delivery costs totaled $9.9 billion in 2011, compared with $8.3 billion in 2010. Higher production and delivery costs for 2011 primarily reflect increased mining and milling activities in North America, higher input costs at our mining operations, higher costs of concentrate purchases at Atlantic Copper associated with higher copper and gold prices, and higher costs of copper cathode purchases in North America associated with higher copper prices.

Consolidated unit site production and delivery costs, before net noncash and other costs, for our copper mining operations averaged $1.72 per pound of copper in 2011, compared with $1.40 per pound of copper in 2010. Higher unit site production and delivery costs in 2011 primarily reflected lower copper sales volumes in Indonesia and increased mining and input costs in North and South America and Africa. Consolidated site production and delivery costs in 2011 also included $116 million ($0.03 per pound) primarily related to bonuses for new labor agreements and other employee costs in Indonesia and South America.

Depreciation, Depletion and Amortization

Consolidated depreciation, depletion and amortization expense totaled $1.2 billion in 2012 and $1.0 billion in 2011 and 2010. Depreciation will vary under the UOP method as a result of changes in sales volumes and the related UOP rates at our individual mines. Higher depreciation, depletion and amortization expense in 2012 primarily reflected additions of assets depreciated on a straight-line basis in North and South America.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses totaled $431 million in 2012, $415 million in 2011 and $381 million in 2010. Higher selling, general and administrative expenses in 2012, compared with 2011, primarily reflected transaction costs associated with pending acquisitions. Higher selling, general and administrative expenses in 2011, compared with 2010, primarily reflected higher charitable contributions.

Exploration and Research Expenses

Consolidated exploration and research expenses totaled $285 million in 2012, $271 million in 2011 and $143 million in 2010. We are actively conducting exploration activities near our existing mines with a focus on opportunities to expand reserves that will support additional future production capacity in the large mineral districts where we currently operate. Favorable exploration results indicate opportunities for what we believe could be significant future potential reserve additions in North and South America and in the Tenke minerals district. The drilling data in North America continues to indicate the potential for expanded sulfide production.

For 2013, exploration and research expenditures are expected to total approximately $275 million, including approximately $235 million for exploration. Exploration activities will continue to focus primarily on the potential for future reserve additions in our existing minerals districts. Approximately one third of the 2013 budget is associated with greenfield exploration projects.

Environmental Obligations and Shutdown Costs

Environmental obligation costs (credits) reflect net revisions to our long-term environmental obligations, which will vary from period to period because of changes to environmental laws and regulations, the settlement of environmental matters and/or circumstances affecting our operations that could result in significant changes in our estimates (refer to "Critical Accounting Estimates — Environmental Obligations" for further discussion). Shutdown costs include care and maintenance costs and any litigation, remediation or related expenditures associated with closed facilities or operations.

Environmental obligations and shutdown costs totaled a net credit of $(22) million in 2012, and net charges of $134 million in 2011 and $19 million in 2010. Refer to Note 13 for further discussion of environmental obligations and litigation matters.

Gain on Insurance Settlement

Gain on insurance settlement totaled $59 million ($31 million to net income attributable to common stockholders or $0.03 per share) and reflected the settlement of the insurance claim for business interruption and property damage relating to the 2011 incidents affecting PT Freeport Indonesia's concentrate pipelines.

Interest Expense, Net

Consolidated interest expense (excluding capitalized interest) totaled $267 million in 2012, $421 million in 2011 and $528 million in 2010. The reduction in interest expense primarily reflects the impact of the first-quarter 2012 refinancing transaction and the impact of debt repayments during 2011 and 2010 (refer to Note 9 for discussion of debt repayments).

Capitalized interest is primarily related to our development projects and totaled $81 million in 2012, $109 million in 2011 and $66 million in 2010. Refer to "Operations" for further discussion of current development projects.

Losses on Early Extinguishment of Debt

During 2012, we recorded losses on early extinguishment of debt totaling $168 million ($149 million to net income attributable to common stockholders or $0.16 per share) associated with the redemption of our remaining 8.375% Senior Notes.

During 2011, we recorded losses on early extinguishment of debt totaling $68 million ($60 million to net income attributable to common stockholders or $0.06 per share) associated with the redemption of our 8.25% Senior Notes, the revolving credit facilities that were replaced in March 2011 and open-market purchases of our 9.50% Senior Notes.

During 2010, we recorded losses on early extinguishment of debt totaling $81 million ($71 million to net income attributable to common stockholders or $0.07 per share) associated with the redemption of our Senior Floating Rate Notes and open-market purchases of our 8.25%, 8.375% and 9.50% Senior Notes.

Refer to Note 9 for further discussion of these transactions.

Provision for Income Taxes

Following is a summary of the approximate amounts in the calculation of our consolidated provision for income taxes for the year ended December 31 (in millions, except percentages):

	2012		
	Income[a]	Effective Tax Rate	Income Tax (Provision) Benefit
U.S.	$1,539	23%	$ (350)
South America	2,211	36%	(791)[b]
Indonesia	1,287	39%	(497)
Africa	357	31%	(112)
Eliminations and other	93	N/A	6
	5,487	32%[d]	(1,744)
Deferred tax liability adjustment[c]	N/A	N/A	234
Consolidated FCX	$5,487	28%	$(1,510)

a. Represents income by geographic location before income taxes and equity in affiliated companies' net earnings.

b. In July 2012, Sociedad Minera Cerro Verde S.A.A. (Cerro Verde) signed a new 15-year mining stability agreement with the Peruvian government, which is expected to become effective when the current mining stability agreement expires on December 31, 2013. In connection with the new mining stability agreement, Cerro Verde's income tax rate will increase from 30 percent to 32 percent. As a result of the change in the income tax rate, we recognized additional deferred tax expense of $29 million ($25 million net of noncontrolling interests) in 2012, which relates primarily to the assets recorded in connection with the 2007 acquisition of FMC.

c. With the exception of Tenke Fungurume Mining S.A.R.L. (TFM), we have not elected to permanently reinvest earnings from our foreign subsidiaries, and we have recorded deferred tax liabilities for foreign earnings that are available to be repatriated to the U.S. Cerro Verde previously recorded deferred Peruvian income tax liabilities for income taxes that would become payable if the reinvested profits used to fund the initial Cerro Verde sulfide expansion are distributed prior to the expiration of Cerro Verde's current stability agreement on December 31, 2013. Because reinvested profits at Cerro Verde are not expected to be distributed prior to December 31, 2013, a net deferred tax liability totaling $234 million ($123 million net of noncontrolling interests) was reversed and recognized as an income tax benefit in 2012.

d. Our consolidated effective income tax rate is a function of the combined effective tax rates for the jurisdictions in which we operate. Accordingly, variations in the relative proportions of jurisdictional income can result in fluctuations to our consolidated effective income tax rate. Assuming average prices of $3.65 per pound for copper, $1,700 per ounce for gold, $11 per pound for molybdenum and achievement of current sales volume and cost estimates, we estimate our annual consolidated effective tax rate for 2013 (excluding impacts from the pending acquisitions) will approximate 34 percent to 35 percent.

Following is a summary of the approximate amounts in the calculation of our consolidated provision for income taxes for the years ended December 31 (in millions, except percentages):

	2011			2010		
	Income[a]	Effective Tax Rate	Income Tax Provision	Income (Loss)[a]	Effective Tax Rate	Income Tax (Provision) Benefit
U.S.	$2,112	23%	$ (478)	$ 1,307	19%	$ (244)
South America	3,017	36%	(1,075)[b]	2,995	33%	(999)
Indonesia	2,923	43%	(1,256)	4,069	42%	(1,709)
Africa	357	34%	(120)	395	30%	(118)
Eliminations and other	409	N/A	(158)	(254)	N/A	87
Consolidated FCX	$8,818	35%	$(3,087)	$8,512	35%	$(2,983)

a. Represents income (loss) by geographic location before income taxes and equity in affiliated companies' net earnings.

b. In September 2011, Peru enacted a new mining tax and royalty regime and also created a special mining burden that companies with stability agreements can elect to pay. Cerro Verde elected to pay this special mining burden during the remaining term of its stability agreement. As a result, Cerro Verde recognized additional current and deferred tax expense of $53 million ($49 million net of noncontrolling interests) in 2011. The deferred portion of this accrual relates primarily to the assets recorded in connection with the 2007 acquisition of FMC.

Refer to Note 12 for further discussion of income taxes.

OPERATIONS

North America Copper Mines

We currently operate seven copper mines in North America — Morenci, Bagdad, Safford, Sierrita and Miami in Arizona, and Tyrone and Chino in New Mexico. All of these mining operations are wholly owned, except for Morenci, an unincorporated joint venture in which we own an 85 percent undivided interest.

The North America copper mines include open-pit mining, sulfide ore concentrating, leaching and solution extraction/electrowinning (SX/EW) operations. Molybdenum concentrate is also produced by certain of our North America copper mines (Sierrita, Bagdad, Morenci and Chino). A majority of the copper produced at our North America copper mines is cast into copper rod by our Rod & Refining operations. The remainder of our North America copper sales is in the form of copper cathode or copper concentrate, a portion of which is shipped to Atlantic Copper, an affiliated smelter.

Operating and Development Activities. We have increased production at our North America copper mines, reflecting the restart of certain mining and milling operations and the increase of mining rates at Morenci and Chino. Ramp-up activities at Chino are continuing, with annual production of approximately 250 million pounds of copper targeted in 2014, compared with 144 million pounds of copper in 2012. We continue to evaluate opportunities to invest in additional production capacity at our North America copper mines in response to positive exploration results in recent years.

Morenci Mill Expansion. We are engaged in a project to expand mining and milling capacity at Morenci to process additional sulfide ores identified through exploratory drilling. The approximate $1.4 billion project is targeting incremental annual production of approximately 225 million pounds of copper in 2014 (an approximate 40 percent increase from 2012) through an increase in milling rates from 50,000 metric tons of ore per day to approximately 115,000 metric tons of ore per day, and mining rates from 700,000 short tons per day to 900,000 short tons per day. Engineering activities are progressing and construction activities are under way. Project costs of $294 million have been incurred as of December 31, 2012 ($267 million during 2012).

Operating Data. Following is summary operating data for the North America copper mines for the years ended December 31:

	2012	2011	2010
Operating Data, Net of Joint Venture Interest			
Copper (millions of recoverable pounds)			
Production	1,363	1,258	1,067
Sales, excluding purchases	1,351	1,247	1,085
Average realized price per pound	$ 3.64	$ 3.99	$ 3.42
Molybdenum (millions of recoverable pounds)			
Production[a]	36	35	25
100% Operating Data			
SX/EW operations			
Leach ore placed in stockpiles (metric tons per day)	998,600	888,300	648,800
Average copper ore grade (percent)	0.22	0.24	0.24
Copper production (millions of recoverable pounds)	866	801	746
Mill operations			
Ore milled (metric tons per day)	239,600	222,800	189,200
Average ore grade (percent):			
Copper	0.37	0.38	0.32
Molybdenum	0.03	0.03	0.03
Copper recovery rate (percent)	83.9	83.1	83.0
Copper production (millions of recoverable pounds)	592	549	398

a. Reflects molybdenum production from certain of our North America copper mines. Sales of molybdenum are reflected in the Molybdenum division.

2012 compared with 2011. Copper sales volumes from our North America copper mines increased to 1.35 billion pounds in 2012, compared with 1.25 billion pounds in 2011, primarily reflecting increased production at the Chino mine.

Copper sales volumes from our North America copper mines are expected to approximate 1.45 billion pounds in 2013. Higher projected copper sales volumes in 2013, compared with 2012, primarily reflect higher production at Morenci and Chino. Refer to "Outlook" for projected molybdenum sales volumes.

2011 compared with 2010. Copper sales volumes from our North America copper mines increased to 1.25 billion pounds in 2011, compared with 1.09 billion pounds in 2010, primarily reflecting increased production at the Morenci, Miami and Chino mines.

Unit Net Cash Costs. Unit net cash costs per pound of copper is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper and Molybdenum. The following tables summarize unit net cash costs and gross profit per pound at our North America copper mines for the years ended December 31. Refer to "Product Revenues and Production Costs" for an explanation of the "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2012			2011		
	By-Product Method	Co-Product Method Copper	Co-Product Method Molybdenum[a]	By-Product Method	Co-Product Method Copper	Co-Product Method Molybdenum[a]
Revenues, excluding adjustments	$ 3.64	$ 3.64	$13.00	$ 3.99	$ 3.99	$15.72
Site production and delivery, before net noncash and other costs shown below	1.91	1.75	6.32	1.78	1.60	6.86
By-product credits[a]	(0.36)	—	—	(0.48)	—	—
Treatment charges	0.12	0.11	—	0.11	0.10	—
Unit net cash costs	1.67	1.86	6.32	1.41	1.70	6.86
Depreciation, depletion and amortization	0.26	0.24	0.48	0.21	0.20	0.39
Noncash and other costs, net	0.10	0.10	0.09	0.13	0.13	0.09
Total unit costs	2.03	2.20	6.89	1.75	2.03	7.34
Revenue adjustments, primarily for pricing on prior period open sales	0.01	0.01	—	—	—	—
Gross profit per pound	$ 1.62	$ 1.45	$ 6.11	$ 2.24	$ 1.96	$ 8.38
Copper sales (millions of recoverable pounds)	1,347	1,347		1,244	1,244	
Molybdenum sales (millions of recoverable pounds)[b]			36			35

a. Molybdenum credits and revenues reflect volumes produced at market-based pricing.
b. Reflects molybdenum produced by certain of our North America copper mines.

Our North America copper mines have varying cost structures because of differences in ore grades and characteristics, processing costs, by-products and other factors. During 2012, average unit net cash costs (net of by-product credits) for the North America copper mines ranged from $1.13 per pound to $2.15 per pound at the individual mines and averaged $1.67 per pound. Average unit net cash costs (net of by-product credits) for our North America copper mines increased to $1.67 per pound of copper in 2012, compared with $1.41 per pound in 2011, primarily reflecting increased mining and milling activities and lower molybdenum credits, partly offset by higher copper sales volumes.

Because certain assets are depreciated on a straight-line basis, North America's average unit depreciation rate varies with asset additions and the level of copper production and sales.

Assuming achievement of current sales volume and cost estimates and an average price of $11 per pound of molybdenum for 2013, we estimate that average unit net cash costs (net of by-product credits) for our North America copper mines would approximate $1.82 per pound of copper in 2013. North America's average unit net cash costs for 2013 would change by approximately $0.04 per pound for each $2 per pound change in the average price of molybdenum during 2013. North America's unit net cash costs for 2013 are expected to be higher than 2012 because of lower molybdenum credits and higher mining rates.

	2011			2010		
	By-Product Method	Co-Product Method		By-Product Method	Co-Product Method	
		Copper	Molybdenum[a]		Copper	Molybdenum[a]
Revenues, excluding adjustments	$ 3.99	$ 3.99	$15.72	$ 3.42	$ 3.42	$15.60
Site production and delivery, before net noncash and other costs shown below	1.78	1.60	6.86	1.50	1.35	7.95
By-product credits[a]	(0.48)	—	—	(0.35)	—	—
Treatment charges	0.11	0.10	—	0.09	0.09	—
Unit net cash costs	1.41	1.70	6.86	1.24	1.44	7.95
Depreciation, depletion and amortization	0.21	0.20	0.39	0.24	0.22	0.54
Noncash and other costs, net	0.13	0.13	0.09	0.20	0.20	0.03
Total unit costs	1.75	2.03	7.34	1.68	1.86	8.52
Revenue adjustments, primarily for pricing on prior period open sales	—	—	—	—	—	—
Gross profit per pound	$ 2.24	$ 1.96	$ 8.38	$ 1.74	$ 1.56	$ 7.08
Copper sales (millions of recoverable pounds)	1,244	1,244		1,082	1,082	
Molybdenum sales (millions of recoverable pounds)[b]			35			25

a. Molybdenum credits and revenues reflect volumes produced at market-based pricing.
b. Reflects molybdenum produced by certain of our North America copper mines.

Unit net cash costs (net of by-product credits) for our North America copper mines increased to $1.41 per pound of copper in 2011, compared with $1.24 per pound in 2010, primarily reflecting increased mining and milling activities and higher input costs, partly offset by higher molybdenum credits.

South America Mining

We operate four copper mines in South America — Cerro Verde in Peru, and El Abra, Candelaria and Ojos del Salado in Chile. We own a 53.56 percent interest in Cerro Verde, a 51 percent interest in El Abra, and an 80 percent interest in both Candelaria and Ojos del Salado.

South America mining includes open-pit and underground mining, sulfide ore concentrating, leaching and SX/EW operations. Production from our South America mines is sold as copper concentrate or copper cathode under long-term contracts. Our South America mines ship a portion of their copper concentrate inventories to Atlantic Copper, an affiliated smelter. In addition to copper, the Cerro Verde mine produces molybdenum concentrates, and the Candelaria and Ojos del Salado mines produce gold and silver.

Operating and Development Activities. *Cerro Verde Expansion.* At Cerro Verde, we are engaged in a large-scale expansion. The approximate $4.4 billion project would expand the concentrator facilities from 120,000 metric tons of ore per day to 360,000 metric tons of ore per day and provide incremental annual production of approximately 600 million pounds of copper and 15 million pounds of molybdenum beginning in 2016. Considering the long-term nature and large size of the project, actual costs could vary from these estimates. Cerro Verde received approval of the environmental impact assessment in fourth-quarter 2012. Detailed engineering and long-lead item procurement are under way, including $492 million of costs incurred to date. Construction is expected to commence in 2013.

An agreement has been reached with the Regional Government of Arequipa, the National Government, Servicio de Agua Potable y Alcantarillado de Arequipa S.A. (SEDAPAR) and other local institutions to allow Cerro Verde to finance the engineering and construction of a wastewater treatment plant for Arequipa, should Cerro Verde proceed with the expansion. Once Cerro Verde obtains a license for the treated water it would be used to supplement existing water supplies to support the concentrator expansion.

El Abra Sulfide. During 2011, we commenced production from El Abra's sulfide ores. Production from the sulfide ore is replacing the depleting oxide copper production. We are also engaged in pre-feasibility studies for a potential large-scale milling operation at El Abra to process additional sulfide material and to achieve higher recoveries. Exploration results at El Abra have identified a significant sulfide resource.

Candelaria Water. As part of our overall strategy to supply water to the Candelaria mine, we completed construction of a pipeline to bring water from a nearby water treatment facility. In addition, we have substantially completed the construction of a desalination plant and pipeline that will supply Candelaria's longer term water needs, at a cost of approximately $315 million.

Operating Data. Following is summary operating data for the South America mining operations for the years ended December 31.

	2012	2011	2010
Copper (millions of recoverable pounds)			
Production	1,257	1,306	1,354
Sales	1,245	1,322	1,335
Average realized price per pound	$ 3.58	$ 3.77	$ 3.68
Gold (thousands of recoverable ounces)			
Production	83	101	93
Sales	82	101	93
Average realized price per ounce	$ 1,673	$ 1,580	$ 1,263
Molybdenum (millions of recoverable pounds)			
Production[a]	8	10	7
SX/EW operations			
Leach ore placed in stockpiles (metric tons per day)	229,300	245,200	268,800
Average copper ore grade (percent)	0.55	0.50	0.41
Copper production (millions of recoverable pounds)	457	439	504
Mill operations			
Ore milled (metric tons per day)	191,400	189,200	188,800
Average ore grade:			
Copper (percent)	0.60	0.66	0.65
Gold (grams per metric ton)	0.10	0.12	0.10
Molybdenum (percent)	0.02	0.02	0.02
Copper recovery rate (percent)	90.1	89.6	90.0
Copper production (millions of recoverable pounds)	800	867	850

a. Reflects molybdenum production from the Cerro Verde mine. Sales of molybdenum are reflected in the Molybdenum division.

2012 compared with 2011. Copper sales volumes from our South America mining operations totaled 1.25 billion pounds in 2012, compared with 1.32 billion in 2011, primarily reflecting lower ore grades at Candelaria and Cerro Verde, partly offset by higher mining rates and ore grades at El Abra.

Consolidated copper sales volumes from our South America mines are expected to approximate 1.33 billion pounds in 2013. Higher projected copper sales volumes in 2013, compared with 2012, primarily reflect the mining of higher grade ore at Candelaria. Refer to "Outlook" for projected gold and molybdenum sales volumes.

2011 compared with 2010. Copper sales volumes from our South America mining operations totaled 1.32 billion pounds in 2011 and 1.34 billion pounds in 2010, primarily reflecting lower mining rates at El Abra as it transitions from oxide to sulfide ores, partially offset by higher grade ore at Candelaria.

Unit Net Cash Costs. Unit net cash costs per pound of copper is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper. The following tables summarize unit net cash costs and gross profit per pound at our South America mining operations for the years ended December 31. Unit net cash costs per pound of copper are reflected under the by-product and co-product methods as the South America mining operations also had small amounts of molybdenum, gold and silver sales. Refer to "Product Revenues and Production Costs" for an explanation of the "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2012		2011	
	By-Product Method	Co-Product Method	By-Product Method	Co-Product Method
Revenues, excluding adjustments	$ 3.58	$ 3.58	$ 3.77	$ 3.77
Site production and delivery, before net noncash and other costs shown below	1.60[a]	1.49	1.38[a]	1.27
By-product credits	(0.26)	—	(0.35)	—
Treatment charges	0.16	0.16	0.17	0.17
Unit net cash costs	1.50	1.65	1.20	1.44
Depreciation, depletion and amortization	0.23	0.22	0.20	0.18
Noncash and other costs, net	0.09	0.06	0.06	0.05
Total unit costs	1.82	1.93	1.46	1.67
Revenue adjustments, primarily for pricing on prior period open sales	0.09	0.09	0.01	—
Gross profit per pound	$ 1.85	$ 1.74	$ 2.32	$ 2.10
Copper sales (millions of recoverable pounds)	1,245	1,245	1,322	1,322

a. Includes $16 million ($0.01 per pound) associated with labor agreement costs at Candelaria in 2012, and $50 million ($0.04 per pound) for bonuses paid at Cerro Verde and El Abra pursuant to new labor agreements in 2011.

Our South America mines have varying cost structures because of differences in ore grades and characteristics, processing costs, by-products and other factors. During 2012, unit net cash costs (net of by-product credits) for the South America mines ranged from $1.30 per pound to $1.72 per pound at the individual mines and averaged $1.50 per pound. Average unit net cash costs (net of by-product credits) for our South America mining operations increased to $1.50 per pound of copper in 2012, compared with $1.20 per pound in 2011, primarily reflecting higher mining and input costs, lower by-product credits and lower sales volumes.

Because certain assets are depreciated on a straight-line basis, South America's unit depreciation rate varies with asset additions and the level of copper production and sales.

Revenue adjustments primarily result from changes in prices on provisionally priced copper sales recognized in prior years. Refer to "Consolidated Results — Revenues" for further discussion of adjustments to prior year provisionally priced copper sales.

Assuming achievement of current sales volume and cost estimates and average prices of $1,700 per ounce of gold and $11 per pound of molybdenum in 2013, we estimate that average unit net cash costs (net of by-product credits) for our South America mining operations would approximate $1.50 per pound of copper in 2013.

	2011		2010	
	By-Product Method	Co-Product Method	By-Product Method	Co-Product Method
Revenues, excluding adjustments	$ 3.77	$ 3.77	$ 3.68	$ 3.68
Site production and delivery, before net noncash and other costs shown below	1.38[a]	1.27	1.21	1.14
By-product credits	(0.35)	—	(0.21)	—
Treatment charges	0.17	0.17	0.15	0.15
Unit net cash costs	1.20	1.44	1.15	1.29
Depreciation, depletion and amortization	0.20	0.18	0.19	0.18
Noncash and other costs, net	0.06	0.05	0.05	0.05
Total unit costs	1.46	1.67	1.39	1.52
Revenue adjustments, primarily for pricing on prior period open sales	0.01	—	(0.01)	(0.01)
Gross profit per pound	$ 2.32	$ 2.10	$ 2.28	$ 2.15
Copper sales (millions of recoverable pounds)	1,322	1,322	1,335	1,335

a. Includes $50 million ($0.04 per pound) for bonuses paid at Cerro Verde and El Abra pursuant to new labor agreements.

Unit net cash costs (net of by-product credits) for our South America mining operations increased to $1.20 per pound of copper in 2011, compared with $1.15 per pound in 2010, primarily reflecting higher input costs and the impact of bonuses paid pursuant to new labor agreements, partially offset by higher by-product credits.

Indonesia Mining

Indonesia mining includes PT Freeport Indonesia's Grasberg minerals district. We own 90.64 percent of PT Freeport Indonesia, including 9.36 percent owned through our wholly owned subsidiary, PT Indocopper Investama. As discussed in Note 14, we have agreed to consider a potential sale of our interest in PT Indocopper Investama at fair market value. PT Freeport Indonesia is currently engaged in discussions with the Indonesian government related to its Contract of Work and intends to conclude that process before proceeding with any further discussions about the potential sale of an interest in PT Indocopper Investama.

PT Freeport Indonesia produces copper concentrates, which contain significant quantities of gold and silver. Substantially all of PT Freeport Indonesia's copper concentrates are sold under long-term contracts, of which approximately one-half is sold to affiliated smelters, Atlantic Copper and PT Smelting (PT Freeport Indonesia's 25-percent owned copper smelter and refinery in Indonesia — refer to Note 2 for further discussion), and the remainder to other third-party customers.

We have established certain unincorporated joint ventures with Rio Tinto plc (Rio Tinto), under which Rio Tinto has a 40 percent interest in certain assets and future production exceeding specified annual amounts of copper, gold and silver. Refer to Note 2 for further discussion of our joint ventures with Rio Tinto and to Note 14 for further discussion of PT Freeport Indonesia's Contract of Work with the Government of Indonesia. Refer to "Risk Factors" contained in Part I, Item 1A of our annual report on Form 10-K for the year ended December 31, 2012, for discussion of risks associated with operations in Indonesia.

Operating and Development Activities. We have several projects in progress in the Grasberg minerals district, primarily related to the development of large-scale, high-grade underground ore bodies. In aggregate, these underground ore bodies are expected to ramp up over several years to approximately 240,000 metric tons of ore per day following the currently anticipated transition from the Grasberg open pit in 2017. Over the next five years, aggregate capital spending on these projects is currently expected to average $715 million per year ($565 million per year net to PT Freeport Indonesia). Considering the long-term nature and large size of these projects, actual costs could vary from these estimates.

The following provides additional information on the continued development of the Common Infrastructure project, the Grasberg Block Cave underground mine and development of the Deep Mill Level Zone (DMLZ) ore body that lies below the Deep Ore Zone (DOZ) underground mine.

Common Infrastructure and Grasberg Block Cave Mine. In 2004, PT Freeport Indonesia commenced its Common Infrastructure project to provide access to its large undeveloped underground ore bodies located in the Grasberg minerals district through a tunnel system located approximately 400 meters deeper than its existing underground tunnel system. In addition to providing access to our underground ore bodies, the tunnel system will enable PT Freeport Indonesia to conduct future exploration in prospective areas associated with currently identified ore bodies. The tunnel system was completed to the Big Gossan terminal, and the Big Gossan mine was brought into production in fourth-quarter 2010. Development of the DMLZ and Grasberg Block Cave is advancing.

The Grasberg Block Cave underground mine accounts for more than 40 percent of our recoverable proven and probable reserves in Indonesia. Production at the Grasberg Block Cave mine is currently scheduled to commence in 2017, at the end of mining the Grasberg open pit, which is currently expected at the end of 2016. Targeted production rates once the Grasberg Block Cave mining operation reaches full capacity are expected to approximate 160,000 metric tons of ore per day.

Aggregate mine development capital for the Grasberg Block Cave mine and associated Common Infrastructure is expected to approximate $4.4 billion (incurred from 2008 to 2021), with PT Freeport Indonesia's share totaling approximately $4.1 billion. Aggregate project costs totaling $860 million have been incurred through December 31, 2012 ($291 million during 2012).

DMLZ. The DMLZ ore body lies below the DOZ mine at the 2,590-meter elevation and represents the downward continuation of mineralization in the Ertsberg East Skarn system and neighboring Ertsberg porphyry. We plan to mine the ore body using a block-cave method with production beginning in 2015. Drilling efforts continue to determine the extent of this ore body. Aggregate mine development capital costs for the DMLZ mine are expected to approximate $2.3 billion (incurred from 2009 to 2020), with PT Freeport Indonesia's share totaling approximately $1.4 billion. Aggregate project costs totaling $510 million have been incurred through December 31, 2012 ($241 million during 2012). Targeted production rates once the DMLZ mining operation reaches full capacity are expected to approximate 80,000 metric tons of ore per day.

Other Matters. PT Freeport Indonesia is engaged in discussions with officials of the Indonesian government on its operations, future plans and Contract of Work (COW). We are working cooperatively with the government in its review of PT Freeport Indonesia's COW and to obtain an extension of our COW beyond 2021, as provided under the terms of the COW. Refer to Note 14 for further discussion of PT Freeport Indonesia's COW.

Between July 2009 and February 15, 2013, there were 37 shooting incidents in and around the Grasberg minerals district, including along the road leading to our mining and milling operations, which resulted in 15 fatalities and 57 injuries. The investigation of these matters is continuing. We have taken precautionary measures, including limiting use of the road to secured convoys. The Indonesian government has responded with additional security forces and expressed a commitment to protect the safety of the community and our operations. Prolonged limitations on access to the road could adversely affect operations at the mine. The safety of our workforce is a critical concern, and PT Freeport Indonesia is working cooperatively with the Indonesian government to address security issues. Refer to "Risk Factors" contained in Part I, Item 1A of our annual report on Form 10-K for the year ended December 31, 2012, for further discussion.

Operating Data. Following is summary operating data for our Indonesia mining operations for the years ended December 31.

	2012	2011	2010
Operating Data, Net of Joint Venture Interest			
Copper (millions of recoverable pounds)			
Production	**695**	846	1,222
Sales	**716**	846	1,214
Average realized price per pound	**$ 3.58**	$ 3.85	$ 3.69
Gold (thousands of recoverable ounces)			
Production	**862**	1,272	1,786
Sales	**915**	1,270	1,765
Average realized price per ounce	**$ 1,664**	$ 1,583	$ 1,271
100% Operating Data			
Ore milled (metric tons per day):[a]			
Grasberg open pit	**118,800**	112,900	149,800
DOZ underground mine[b]	**44,600**	51,700	79,600
Big Gossan underground mine[c]	**1,600**	1,500	800
Total	**165,000**	166,100	230,200
Average ore grade:			
Copper (percent)	**0.62**	0.79	0.85
Gold (grams per metric ton)	**0.59**	0.93	0.90
Recovery rates (percent):			
Copper	**88.7**	88.3	88.9
Gold	**75.7**	81.2	81.7
Production (recoverable):			
Copper (millions of pounds)	**695**	882	1,330
Gold (thousands of ounces)	**862**	1,444	1,964

a. Amounts represent the approximate average daily throughput processed at PT Freeport Indonesia's mill facilities from each producing mine.
b. Production from the DOZ underground mine is expected to ramp up to the design rate of 80,000 metric tons of ore per day by year-end 2013, following completion of ongoing panel repairs resulting from the temporary shutdown and suspension of operations in fourth-quarter 2011 and early 2012.
c. Production from the Big Gossan underground mine is expected to ramp up to 7,000 metric tons of ore per day in 2014.

2012 compared with 2011. Sales volumes from our Indonesia mining operations declined to 716 million pounds of copper and 915 thousand ounces of gold in 2012, compared with 846 million pounds of copper and 1.3 million ounces of gold in 2011. Lower copper and gold sales volumes in 2012 primarily reflected lower ore grades.

At the Grasberg mine, the sequencing of mining areas with varying ore grades causes fluctuations in the timing of ore production resulting in varying quarterly and annual sales of copper and gold. Consolidated sales volumes from our Indonesia mining operations are expected to approximate 1.1 billion pounds of copper and 1.2 million ounces of gold for 2013. We expect sales from Indonesia to increase in fourth-quarter 2013 as PT Freeport Indonesia gains access to higher ore grades and achieves the targeted ramp up in production from the DOZ mine. Approximately 33 percent of projected copper sales and 38 percent of projected gold sales from our Indonesia mining operations are currently expected in fourth-quarter 2013.

2011 compared with 2010. Sales volumes from our Indonesia mining operations declined to 846 million pounds of copper and 1.3 million ounces of gold in 2011, compared with 1.2 billion pounds of copper and 1.8 million ounces of gold in 2010. Lower copper and gold sales volumes in 2011 primarily reflected the impact of labor-related disruptions and the temporary suspension of milling operations in fourth-quarter 2011 because of damage to the concentrate pipelines.

Unit Net Cash Costs. Unit net cash costs per pound of copper is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metal mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper/per Ounce of Gold. The following tables summarize the unit net cash costs (credits) and gross profit per pound of copper and per ounce of gold at our Indonesia mining operations for the years ended December 31. Refer to "Production Revenues and Production Costs" for an explanation of "by-product" and "co-product" methods and a reconciliation of unit net cash costs (credits) per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2012			2011		
	By-Product	Co-Product Method		By-Product	Co-Product Method	
	Method	Copper	Gold	Method	Copper	Gold
Revenues, excluding adjustments	**$ 3.58**	**$ 3.58**	**$1,664**	$ 3.85	$ 3.85	$1,583
Site production and delivery, before net noncash and other costs shown below	**3.12**	**1.93**	**894**	2.21[a]	1.34	551
Gold and silver credits	**(2.22)**	—	—	(2.47)	—	—
Treatment charges	**0.21**	**0.13**	**61**	0.19	0.11	46
Royalty on metals	**0.13**	**0.08**	**38**	0.16	0.10	41
Unit net cash costs	**1.24**	**2.14**	**993**	0.09	1.55	638
Depreciation and amortization	**0.30**	**0.18**	**85**	0.25	0.16	63
Noncash and other costs, net	**0.11**	**0.07**	**33**	0.04	0.02	10
Total unit costs	**1.65**	**2.39**	**1,111**	0.38	1.73	711
Revenue adjustments, primarily for pricing on prior period open sales	**0.02**	**0.02**	**3**	(0.01)	(0.01)	(13)
PT Smelting intercompany profit	**(0.05)**	**(0.03)**	**(15)**	0.13	0.08	32
Gross profit per pound/ounce	**$ 1.90**	**$ 1.18**	**$ 541**	$ 3.59	$ 2.19	$ 891
Copper sales (millions of recoverable pounds)	**716**	**716**		846	846	
Gold sales (thousands of recoverable ounces)			**915**			1,270

a. Includes $66 million ($0.08 per pound) for bonuses and other strike-related costs.

Because of the fixed nature of a large portion of PT Freeport Indonesia's costs, unit costs vary from period to period depending on volumes of copper and gold sold, as well as average realized gold prices during the period. Unit net cash costs (net of gold and silver credits) for our Indonesia mining operations averaged $1.24 per pound of copper in 2012, compared with $0.09 per pound in 2011. Higher unit net cash costs primarily reflected lower copper and gold sales volumes.

Treatment charges vary with the volume of metals sold and the price of copper, and royalties vary with the volume of metals sold and the prices of copper and gold.

Because certain assets are depreciated on a straight-line basis, PT Freeport Indonesia's unit depreciation rate varies with asset additions and the level of copper production and sales.

Revenue adjustments primarily result from changes in prices on provisionally priced copper sales recognized in prior years. Refer to "Consolidated Results — Revenues" for further discussion of adjustments to prior year provisionally priced copper sales.

Assuming achievement of current sales volume and cost estimates, and an average gold price of $1,700 per ounce for 2013, we estimate that average unit net cash costs for Indonesia (net of gold and silver credits) would approximate $0.68 per pound of copper for the year 2013. Indonesia's unit net cash costs for 2013 would change by $0.055 per pound for each $50 per ounce change in the average price of gold during 2013. Quarterly unit net cash costs are expected to vary significantly with variations in quarterly metal sales volumes, as well as average realized gold prices during the period. Indonesia's unit net cash costs for first-quarter 2013 are expected to approximate $1.57 per pound of copper and are expected to be lower in future periods as volumes increase.

	2011			2010		
	By-Product	Co-Product Method		By-Product	Co-Product Method	
	Method	Copper	Gold	Method	Copper	Gold
Revenues, excluding adjustments	$ 3.85	$ 3.85	$1,583	$ 3.69	$ 3.69	$1,271
Site production and delivery, before net noncash and other costs shown below	2.21[a]	1.34	551	1.53	1.01	347
Gold and silver credits	(2.47)	—	—	(1.92)	—	—
Treatment charges	0.19	0.11	46	0.22	0.15	50
Royalty on metals	0.16	0.10	41	0.13	0.08	29
Unit net cash costs (credits)	0.09	1.55	638	(0.04)	1.24	426
Depreciation and amortization	0.25	0.16	63	0.21	0.14	48
Noncash and other costs, net	0.04	0.02	10	0.04	0.02	9
Total unit costs	0.38	1.73	711	0.21	1.40	483
Revenue adjustments, primarily for pricing on prior period open sales	(0.01)	(0.01)	(13)	(0.01)	(0.01)	1
PT Smelting intercompany profit	0.13	0.08	32	(0.03)	(0.02)	(8)
Gross profit per pound/ounce	$ 3.59	$ 2.19	$ 891	$ 3.44	$ 2.26	$ 781
Copper sales (millions of recoverable pounds)	846	846		1,214	1,214	
Gold sales (thousands of recoverable ounces)			1,270			1,765

a. Includes $66 million ($0.08 per pound) for bonuses and other strike-related costs.

Unit net cash costs (net of gold and silver credits) for our Indonesia mining operations averaged $0.09 per pound of copper in 2011, compared with a net credit of $0.04 per pound in 2010. Higher unit net cash costs primarily reflected lower copper sales volumes and the impact of bonuses and other strike-related costs, partially offset by higher gold and silver credits.

Africa Mining

Africa mining includes TFM's Tenke minerals district. We hold an effective 56 percent interest in the Tenke copper and cobalt mining concessions in the Katanga province of the DRC and are the operator of TFM. As further discussed in Note 14, effective March 26, 2012, the DRC government issued a Presidential Decree approving modifications to TFM's bylaws, and our and Lundin Mining Corporation's ownership interest in TFM total 80 percent (previously 82.5 percent) and La Générale des Carrières et des Mines' (Gécamines) ownership interest totals 20 percent (previously 17.5 percent).

The Tenke operation includes surface mining, leaching and SX/EW operations. Copper production from the Tenke minerals district is sold as copper cathode. In addition to copper, the Tenke minerals district produces cobalt hydroxide.

Refer to "Risk Factors" contained in Part I, Item 1A of our annual report on Form 10-K for the year ended December 31, 2012, for discussion of risks associated with operations in Africa.

Operating and Development Activities. Our investment in the initial project approximated $2 billion, and we have received intercompany loan repayments, including interest, of approximately $840 million through December 31, 2012.

An expansion of the project to optimize the current plant and increase capacity was substantially completed in 2012. The expanded mill is capable of throughput of 14,000 metric tons of ore per day, and expanded processing facilities will enable the addition of approximately 150 million pounds of copper production per year. The approximate $850 million expansion project is being completed within budget and included mill upgrades, additional mining equipment, a new tankhouse and an additional sulphuric acid plant (which is expected to be completed in 2015). This expansion project was funded primarily with cash generated from operations.

We continue to engage in drilling activities, exploration analyses and metallurgical testing to evaluate the potential of the highly prospective minerals district at Tenke. These analyses are being incorporated in future plans to evaluate opportunities for expansion. Future expansions are subject to a number of factors, including economic and market conditions and the business and investment climate in the DRC.

Operating Data. Following is summary operating data for our Africa mining operations for the years ended December 31.

	2012	2011	2010
Copper (millions of recoverable pounds)			
Production	348	281	265
Sales	336	283	262
Average realized price per pound[a]	$ 3.51	$ 3.74	$ 3.45
Cobalt (millions of contained pounds)			
Production	26	25	20
Sales	25	25	20
Average realized price per pound	$ 7.83	$ 9.99	$ 10.95
Ore milled (metric tons per day)	13,000	11,100	10,300
Average ore grade (percent):			
Copper	3.62	3.41	3.51
Cobalt	0.37	0.40	0.40
Copper recovery rate (percent)	92.4	92.5	91.4

a. Includes point-of-sale transportation costs as negotiated in customer contracts.

2012 compared with 2011. During 2012, Tenke achieved record mining, milling and production rates. Copper sales volumes from our Africa mining operations increased to 336 million pounds of copper in 2012, compared with 283 million pounds of copper in 2011, primarily reflecting higher mining and milling rates principally related to the ramp up of the expansion project.

Consolidated sales volumes from our Africa mining operations are expected to approximate 410 million pounds of copper and 30 million pounds of cobalt in 2013.

2011 compared with 2010. Copper sales volumes from our Africa mining operations increased to 283 million pounds of copper in 2011, compared with 262 million pounds of copper in 2010, primarily reflecting higher production in 2011.

Unit Net Cash Costs. Unit net cash costs per pound of copper is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper and Cobalt. The following tables summarize the unit net cash costs and gross profit per pound of copper and cobalt at our Africa mining operations for the years ended December 31. Refer to "Production Revenues and Production Costs" for an explanation of "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2012			2011		
	By-Product Method	Co-Product Method		By-Product Method	Co-Product Method	
		Copper	Cobalt		Copper	Cobalt
Revenues, excluding adjustments[a]	$ 3.51	$3.51	$7.83	$ 3.74	$3.74	$9.99
Site production and delivery, before net noncash and other costs shown below	1.49	1.39	4.86	1.57	1.39	5.58
Cobalt credits[b]	(0.33)	—	—	(0.58)	—	—
Royalty on metals	0.07	0.06	0.12	0.08	0.07	0.16
Unit net cash costs	1.23	1.45	4.98	1.07	1.46	5.74
Depreciation, depletion and amortization	0.52	0.47	0.67	0.50	0.42	0.78
Noncash and other costs, net	0.09	0.08	0.11	0.20	0.18	0.32
Total unit costs	1.84	2.00	5.76	1.77	2.06	6.84
Revenue adjustments, primarily for pricing on prior period open sales	0.02	0.02	0.09	—	—	0.06
Gross profit per pound	$ 1.69	$1.53	$2.16	$ 1.97	$1.68	$3.21
Copper sales (millions of recoverable pounds)	336	336		283	283	
Cobalt sales (millions of contained pounds)			25			25

a. Includes point-of-sale transportation costs as negotiated in customer contracts.
b. Net of cobalt downstream processing and freight costs.

Unit net cash costs (net of cobalt credits) for our Africa mining operations of $1.23 per pound of copper in 2012 were higher than unit net cash costs of $1.07 per pound of copper in 2011 primarily reflecting higher mining and input costs (including sulphuric acid and energy) and lower cobalt credits, partly offset by higher volumes.

Assuming achievement of current sales volume and cost estimates and an average cobalt price of $12 per pound for 2013, we estimate that average unit net cash costs (net of cobalt credits) would approximate $1.03 per pound of copper in 2013. Africa's unit net cash costs for 2013 would change by $0.09 per pound for each $2 per pound change in the average price of cobalt during 2013.

	2011			2010		
	By-Product Method	Co-Product Method		By-Product Method	Co-Product Method	
		Copper	Cobalt		Copper	Cobalt
Revenues, excluding adjustments[a]	$ 3.74	$3.74	$9.99	$ 3.45	$3.45	$10.95
Site production and delivery, before net noncash and other costs shown below	1.57	1.39	5.58	1.40	1.23	5.78
Cobalt credits[b]	(0.58)	—	—	(0.58)	—	—
Royalty on metals	0.08	0.07	0.16	0.08	0.06	0.19
Unit net cash costs	1.07	1.46	5.74	0.90	1.29	5.97
Depreciation, depletion and amortization	0.50	0.42	0.78	0.49	0.41	1.03
Noncash and other costs, net	0.20	0.18	0.32	0.19	0.17	0.39
Total unit costs	1.77	2.06	6.84	1.58	1.87	7.39
Revenue adjustments, primarily for pricing on prior period open sales	—	—	0.06	—	—	0.18
Gross profit per pound	$ 1.97	$1.68	$3.21	$ 1.87	$1.58	$ 3.74
Copper sales (millions of recoverable pounds)	283	283		262	262	
Cobalt sales (millions of contained pounds)			25			20

a. Includes point-of-sale transportation costs as negotiated in customer contracts.
b. Net of cobalt downstream processing and freight costs.

Unit net cash costs (net of cobalt credits) for our Africa mining operations of $1.07 per pound of copper in 2011 were higher than unit net cash costs of $0.90 per pound of copper in 2010 reflecting increased mining and milling activity and higher input costs.

Molybdenum

We are an integrated producer of molybdenum, with mining, sulfide ore concentrating, roasting and processing facilities that produce high-purity, molybdenum-based chemicals, molybdenum metal powder and metallurgical products, which are sold to customers around the world. Our molybdenum operations include the wholly owned Henderson underground mine and Climax open-pit mine in Colorado and related conversion facilities. The Henderson and Climax mines produce high-purity, chemical-grade molybdenum concentrates, which are typically further processed into value-added molybdenum chemical products. The Molybdenum operations also include a sales company that purchases and sells molybdenum from our primary molybdenum mines and from our North and South America copper mines that also produce molybdenum concentrates; and related conversion facilities that, at times, roast and/or process material on a toll basis for third parties.

Operating and Development Activities. The Climax molybdenum mine was commissioned in second-quarter 2012, and includes a new 25,000 metric ton per day mill facility. Climax production in 2012 totaled 7 million pounds of molybdenum and is targeted to produce 20 million pounds of molybdenum for 2013, with potential to produce 30 million pounds of molybdenum per year, depending on market conditions. We intend to operate our Climax and Henderson mines in a flexible manner to meet market requirements. The cost of the initial phase of the project approximated $760 million.

Operating Data. Following is summary operating data for the Molybdenum operations for the years ended December 31.

	2012	2011	2010
Molybdenum (millions of recoverable pounds)			
Production[a]	41	38	40
Sales, excluding purchases[b]	83	79	67
Average realized price per pound	$ 14.26	$ 16.98	$ 16.47
Henderson molybdenum mine			
Ore milled (metric tons per day)	20,800	22,300	22,900
Average molybdenum ore grade (percent)	0.23	0.24	0.25
Molybdenum production (millions of recoverable pounds)	34	38	40

a. The 2012 period includes production from the Climax molybdenum mine totaling 7 million pounds reflecting production since the start of commercial operations in May 2012. The 2011 and 2010 periods reflect production only from the Henderson molybdenum mine.
b. Includes sales of molybdenum produced at our North and South America copper mines.

2012 compared with 2011. Consolidated molybdenum sales volumes increased to 83 million pounds in 2012, compared with 79 million pounds for 2011 primarily reflecting the incremental production from the Climax molybdenum mine that began commercial operations in May 2012. For the year 2013, we expect molybdenum sales volumes to approximate 90 million pounds, of which approximately 40 million pounds represent production from our North and South America copper mines.

2011 compared with 2010. Consolidated molybdenum sales volumes increased to 79 million pounds in 2011, compared with 67 million pounds in 2010, primarily reflecting improved demand.

Unit Net Cash Costs. Unit net cash costs per pound of molybdenum is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Molybdenum. The following table summarizes the unit net cash costs and gross profit per pound of molybdenum at our Henderson molybdenum mine for the years ended December 31. Refer to "Product Revenues and Production Costs" for a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2012	2011	2010
Revenues, excluding adjustments	$14.27	$16.42	$15.89
Site production and delivery, before net noncash and other costs shown below	6.19	5.46	4.82
Treatment charges and other	0.88	0.88	1.08
Unit net cash costs	7.07	6.34	5.90
Depreciation, depletion and amortization	0.97	0.96	0.83
Noncash and other costs, net	0.24	0.04	0.03
Total unit costs	8.28	7.34	6.76
Gross profit per pound[a]	$ 5.99	$ 9.08	$ 9.13
Molybdenum sales (millions of recoverable pounds)[b]	34	38	40

a. Gross profit reflects sales of Henderson production to our molybdenum sales company based on volumes produced at market-based pricing. On a consolidated basis, the Molybdenum division includes profits on sales as they are made to third parties and realizations based on actual contract terms. As a result, the actual gross profit realized will differ from the amounts reported in this table.

b. Reflects molybdenum produced by the Henderson molybdenum mine.

Henderson's unit net cash costs were $7.07 per pound of molybdenum in 2012, $6.34 per pound in 2011 and $5.90 per pound in 2010. Henderson's increased unit net cash costs year over year, primarily reflected lower production volumes and higher input costs.

Assuming achievement of current sales volume and cost estimates, we estimate unit net cash costs for primary molybdenum mines to average $7.00 per pound of molybdenum in 2013 (reflecting approximately $7.50 per pound for Henderson and $6.50 per pound for Climax).

Atlantic Copper Smelting & Refining

Atlantic Copper, our wholly owned subsidiary located in Spain, smelts and refines copper concentrates and markets refined copper and precious metals in slimes. During 2012, Atlantic Copper purchased approximately 31 percent of its concentrate requirements from our South America mining operations, approximately 16 percent from our North America copper mines and approximately 10 percent from our Indonesia mining operations. Through this form of downstream integration, we are assured placement of a significant portion of our concentrate production.

Smelting and refining charges consist of a base rate and, in certain contracts, price participation based on copper prices. Treatment charges for smelting and refining copper concentrates represent a cost to our mining operations, and income to Atlantic Copper and PT Smelting. Thus, higher treatment and refining charges benefit our smelter operations and adversely affect our mining operations. Our North America copper mines are less significantly affected by changes in treatment and refining charges because these operations are largely integrated with our wholly owned smelter located in Miami, Arizona.

In May 2011, Atlantic Copper successfully completed a scheduled 26-day maintenance turnaround, which had a $30 million impact on production and delivery costs (refer to Note 17 for Atlantic Copper's operating results). Atlantic Copper's major maintenance turnarounds (which take approximately 50 days to complete) typically occur approximately every eight years, with short-term maintenance turnarounds in the interim. Atlantic Copper is planning a major maintenance turnaround in the second half of 2013.

We defer recognizing profits on sales from our mining operations to Atlantic Copper and on 25 percent of Indonesia mining sales to PT Smelting until final sales to third parties occur. Our net deferred profits on our inventories at Atlantic Copper and PT Smelting to be recognized in future periods' net income after taxes and noncontrolling interests totaled $121 million at December 31, 2012. Changes in these deferrals attributable to variability in intercompany volumes resulted in net reductions to net income attributable to common stockholders of $80 million ($0.08 per share) in 2012, compared with net additions of $156 million ($0.16 per share) in 2011 and net reductions of $67 million ($0.07 per share) in 2010. Quarterly variations in ore grades, the timing of intercompany shipments and changes in product prices will result in variability in our net deferred profits and quarterly earnings.

CAPITAL RESOURCES AND LIQUIDITY

Our operating cash flows vary with prices realized from copper, gold and molybdenum sales, our sales volumes, production costs, income taxes, other working capital changes and other factors. Strong operating performance and favorable copper and gold prices have enabled us to enhance our financial and liquidity position, reduce debt and pay cash dividends to shareholders, while pursuing growth opportunities. We view the long-term outlook for our business positively, supported by limitations on supplies of copper and by the requirements for copper in the world's economy, and will continue to adjust our operating strategy as market conditions change. The discussion of our capital resources and liquidity below does not reflect pending acquisitions (refer to Note 20 for further discussion of financing for the pending acquisitions of PXP and MMR).

Cash and Debt

At December 31, 2012, we had consolidated cash and cash equivalents of $3.7 billion. The following table reflects the U.S. and international components of consolidated cash and cash equivalents at December 31, 2012 and 2011 (in billions):

	2012	2011
Cash at domestic companies[a]	$ 1.3	$ 2.4
Cash at international operations	2.4	2.4
Total consolidated cash and cash equivalents	3.7	4.8
Less: Noncontrolling interests' share	(0.8)	(0.8)
Cash, net of noncontrolling interests' share	2.9	4.0
Less: Withholding taxes and other	(0.2)	(0.1)
Net cash available	$ 2.7	$ 3.9

a. Includes cash at the parent company and our North America operations.

Cash held at our international operations is generally used to support our foreign operations' capital expenditures, operating expenses, working capital and other tax payments or other cash needs. At December 31, 2012, management believed that sufficient liquidity was available in the U.S. With the exception of TFM, we have not elected to permanently reinvest earnings from our foreign subsidiaries, and we have recorded deferred tax liabilities for foreign earnings that are available to be repatriated to the U.S. From time to time, our foreign subsidiaries distribute earnings to the U.S. through dividends that are subject to applicable withholding taxes and noncontrolling interests' share.

Total debt was $3.5 billion at December 31, 2012 and 2011, and $4.8 billion at December 31, 2010. We have a senior unsecured revolving credit facility, which is available until March 30, 2016, in an aggregate principal amount of $1.5 billion, with $500 million available to PT Freeport Indonesia. At December 31, 2012, we had no borrowings and $43 million of letters of credit issued under the facility, resulting in availability of approximately $1.5 billion ($957 million of which could be used for additional letters of credit). The revolving credit facility contains covenants that are typical for investment-grade companies, including limitations on liens and subsidiary debt (see Note 9 for further discussion).

In February 2013, we entered into a new senior unsecured revolving credit facility, which will refinance and replace our existing revolving credit facility upon completion of the proposed acquisition of PXP. No amounts are currently available to us under the new revolving credit facility. Refer to Note 20 for further discussion.

Operating Activities

During 2012, we generated operating cash flows totaling $3.8 billion, net of $1.4 billion for working capital uses and other tax payments. Operating cash flows in 2011 totaled $6.6 billion, net of $461 million for working capital uses and other tax payments. Operating cash flows in 2010 totaled $6.3 billion, net of $834 million for working capital uses and other tax payments.

Lower operating cash flows for 2012, compared with 2011, primarily reflected lower copper and gold sales volumes, lower copper price realizations and an increase in working capital uses and other tax payments, primarily associated with changes in accounts receivable, partly offset by timing of payments for accounts payable and accrued liabilities. As discussed in "Consolidated Results — Revenues," substantially all of our copper concentrate and cathode sales contracts are provisionally priced; accordingly, the period-end forward price is a major determinate of recorded revenues and the resulting receivables. At December 31, 2012, our provisionally priced copper sales were recorded at an average of $3.59 per pound of copper, compared with $3.44 per pound at December 31, 2011.

Higher operating cash flows for 2011, compared with 2010, primarily reflected a decrease in working capital uses and other tax payments, primarily associated with decreases in accounts receivable (at December 31, 2011, our provisionally priced copper sales were recorded at an average of $3.44 per pound of copper, compared with $4.36 per pound at December 31, 2010), partly offset by higher tax payments and the timing of payments for accounts payable and accrued liabilities.

Excluding impacts for pending acquisitions, and based on current mine plans and subject to future copper, gold and molybdenum prices, we expect estimated operating cash flows for the year 2013 plus available cash to be sufficient to fund our budgeted capital expenditures, dividends, noncontrolling interest distributions and other cash requirements for the year. Refer to "Outlook" for further discussion of projected operating cash flows for the year 2013.

Investing Activities

Capital Expenditures. Capital expenditures, including capitalized interest, totaled $3.5 billion in 2012 (including $2.2 billion for major projects), $2.5 billion in 2011 (including $1.4 billion for major projects) and $1.4 billion in 2010 (including $0.7 billion for major projects). The increase in capital expenditures in 2012, compared with 2011, primarily reflected higher capital spending associated with the expansion projects at Tenke, Cerro Verde and Morenci, and the underground development projects at Grasberg. The increase in capital expenditures in 2011, compared with 2010, primarily reflected higher capital spending for construction on the Climax molybdenum mine, the underground development projects at Grasberg and the expansion project at Tenke.

Excluding amounts for pending acquisitions, capital expenditures for the year 2013 are expected to approximate $4.6 billion, including $2.8 billion for major projects and $1.8 billion for sustaining capital. Major projects for 2013 primarily include underground development activities at Grasberg and the expansion projects at Cerro Verde and Morenci. We are also considering additional investments at several of our sites. Capital spending plans will continue to be reviewed and adjusted in response to changes in market conditions and other factors. Refer to "Operations" for further discussion.

Investment in MMR. In December 2010, we completed the purchase of 500,000 shares of MMR's 5.75% Convertible Perpetual Preferred Stock for an aggregate purchase price of $500 million. Dividends received in 2012 and 2011 were recorded as a return of investment because of MMR's reported losses. Refer to Note 6 for further discussion and to Note 1 for discussion of the proposed acquisition of MMR.

Financing Activities

Debt Transactions. In February 2012, we sold $3.0 billion in senior notes in three tranches with a weighted-average interest rate of approximately three percent. Net proceeds from this offering, plus cash on hand, were used to redeem the remaining $3.0 billion of our 8.375% Senior Notes.

During 2011, we redeemed the remaining $1.1 billion of our outstanding 8.25% Senior Notes. In addition, we made open-market purchases of $35 million of our 9.5% Senior Notes and repaid the remaining $84 million of our 8.75% Senior Notes.

During 2010, we redeemed all of our $1 billion Senior Floating Rate Notes, and also made open-market purchases of $565 million of our senior notes.

Refer to Note 9 for further discussion of these debt repayment transactions.

Dividends and Other Equity Transactions. We paid dividends on our common stock totaling $1.1 billion in 2012, $1.4 billion in 2011 (including $474 million for a supplemental dividend on our common stock paid in June 2011) and $885 million in 2010 (including $472 million for a supplemental dividend on our common stock paid in December 2010).

The current annual dividend rate for our common stock is $1.25 per share ($0.3125 per share quarterly). Refer to Note 11 for further discussion. The declaration of dividends is at the discretion of the Board and will depend upon our financial results, cash requirements, future prospects, the impact of proposed acquisitions and other factors deemed relevant by the Board. The Board will continue to review our financial policy on an ongoing basis.

During 2010, our 6¾% Mandatory Convertible Preferred Stock converted into 78.9 million shares of our common stock (refer to Note 11 for further discussion). As a result, we no longer have requirements to pay preferred stock dividends. Preferred stock dividends paid totaled $95 million in 2010.

Cash dividends and other distributions paid to noncontrolling interests totaled $113 million in 2012, $391 million in 2011 and $816 million in 2010, reflecting dividends and distributions paid to the noncontrolling interest owners of PT Freeport Indonesia and our South America mines. Lower noncontrolling interest payments in 2012 compared with 2011, primarily reflected lower dividends to the noncontrolling interest holders of PT Freeport Indonesia as a result of lower production in 2012. Lower noncontrolling interest payments in 2011, compared with 2010, primarily reflected lower dividends to the noncontrolling interest holders of Cerro Verde related to capital retained for the expansion project.

CONTRACTUAL OBLIGATIONS

We have contractual and other long-term obligations, including debt maturities, which we expect to fund with available cash, projected operating cash flows, availability under our revolving credit facility or future financing transactions, if necessary.

A summary of these various obligations at December 31, 2012, follows (in millions):

	Total	2013	2014 to 2015	2016 to 2017	Thereafter
Reclamation and environmental obligations[a]	$ 5,243	$ 246	$ 471	$ 329	$4,197
Debt maturities	3,527	2	500	500	2,525
Take-or-pay contracts[b]	2,200	976	731	286	207
Scheduled interest payment obligations[c]	1,289	121	241	226	701
Operating lease obligations	205	32	38	31	104
Total[d]	$12,464	$1,377	$1,981	$1,372	$7,734

a. Represents estimated cash payments, on an undiscounted and unescalated basis, associated with reclamation and environmental activities. The timing and the amount of these payments could change as a result of changes in regulatory requirements, changes in scope and timing of reclamation activities, the settlement of environmental matters and as actual spending occurs. Refer to Note 13 for additional discussion of environmental and reclamation matters.

b. Represents contractual obligations for purchases of goods or services that are defined by us as agreements that are enforceable and legally binding and that specify all significant terms. Take-or-pay contracts primarily comprise the procurement of copper concentrates ($799 million), electricity ($524 million) and transportation services ($448 million). Some of our take-or-pay contracts are settled based on the prevailing market rate for the service or commodity purchased, and in some cases, the amount of the actual obligation may change over time because of market conditions. Obligations for copper concentrates provide for deliveries of specified volumes to Atlantic Copper at market-based prices. Electricity obligations are primarily for contractual minimum demand at the South America and Tenke mines. Transportation obligations are primarily for South America contracted ocean freight and for North America rail freight.

c. Scheduled interest payment obligations were calculated using stated coupon rates for fixed-rate debt and interest rates applicable at December 31, 2012, for variable-rate debt.

d. This table excludes certain other obligations in our consolidated balance sheets, including estimated funding for pension obligations as the funding may vary from year to year based on changes in the fair value of plan assets and actuarial assumptions, accrued liabilities totaling $107 million that relate to unrecognized tax benefits where the timing of settlement is not determinable; Atlantic Copper's obligations for retired employees totaling $38 million (refer to Note 10); and PT Freeport Indonesia's reclamation and closure cash fund obligation totaling $17 million (refer to Note 13).This table also excludes purchase orders for the purchase of inventory and other goods and services, as purchase orders typically represent authorizations to purchase rather than binding agreements.

In addition to our debt maturities and other contractual obligations discussed above, we have other commitments, which we expect to fund with available cash, projected operating cash flows, available credit facility or future financing transactions, if necessary. These include (i) PT Freeport Indonesia's commitment to provide one percent of its annual revenue for the development of the local people in its area of operations through the Freeport Partnership Fund for Community Development, (ii) TFM's commitment to provide 0.3 percent of its annual revenue for the development of the local people in its area of operations and (iii) other commercial commitments, including standby letters of credit, surety bonds and guarantees. Refer to Notes 13 and 14 for further discussion.

CONTINGENCIES

Environmental

The cost of complying with environmental laws is a fundamental and substantial cost of our business. At December 31, 2012, we had $1.2 billion recorded in our consolidated balance sheets for environmental obligations attributed to CERCLA or analogous state programs and for estimated future costs associated with environmental obligations that are considered probable based on specific facts and circumstances.

During 2012, we incurred environmental capital expenditures and other environmental costs (including our joint venture partners' shares) of $612 million for programs to comply with applicable environmental laws and regulations that affect our operations, compared to $387 million in 2011 and $372 million in 2010. The increase in environmental costs in 2012, compared with 2011 and 2010, primarily relates to higher expenditures for land and settlements of environmental matters (see Note 13 for further discussion). For 2013, we expect to incur approximately $600 million of aggregate environmental capital expenditures and other environmental costs, which are part of our overall 2013 operating budget. The timing and amount of estimated payments could change as a result of changes in regulatory requirements, changes in scope and timing of reclamation activities, the settlement of environmental matters and as actual spending occurs.

Refer to Note 13 for further information about environmental regulation, including significant environmental matters.

Asset Retirement Obligations

We recognize AROs as liabilities when incurred, with the initial measurement at fair value. These obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to income. Reclamation costs for disturbances are recorded as an ARO in the period of disturbance. Our cost estimates are reflected on a third-party cost basis and comply with our legal obligation to retire tangible, long-lived assets. At December 31, 2012, we had $1.1 billion recorded in our consolidated balance sheets for AROs. Spending on AROs totaled $47 million in 2012, $49 million in 2011 and $38 million in 2010. For 2013, we expect to incur approximately $55 million for aggregate ARO payments. Refer to Note 13 for further discussion of reclamation and closure costs.

Litigation and Other Contingencies

Refer to Note 13 and "Legal Proceedings" contained in Part I, Item 3 of our annual report on Form 10-K for the year ended December 31, 2012, for further discussion of contingencies associated with legal proceedings and other matters.

DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risk

Our consolidated revenues include the sale of copper concentrates, copper cathodes, copper rod, gold, molybdenum and other metals by our North and South America mines, the sale of copper concentrates (which also contain significant quantities of gold and silver) by our Indonesia mining operations, the sale of copper cathodes and cobalt hydroxide by our Africa mining operations, the sale of molybdenum in various forms by our molybdenum operations, and the sale of copper cathodes, copper anodes and gold in anodes and slimes by Atlantic Copper. Our financial results can vary significantly as a result of fluctuations in the market prices of copper, gold, molybdenum, silver and cobalt. World market prices for these commodities have fluctuated historically and are affected by numerous factors beyond our control. Because we cannot control the price of our products, the key measures that management focuses on in operating our business are sales volumes, unit net cash costs and operating cash flow. Refer to "Outlook" for further discussion of projected sales volumes, unit net cash costs and operating cash flows for 2013.

For 2012, 46 percent of our mined copper was sold in concentrate, 28 percent as cathode and 26 percent as rod from our North America operations. Substantially all of our copper concentrate and cathode sales contracts provide final copper pricing in a specified future month (generally one to four months from the shipment date) based primarily on quoted LME monthly average spot copper prices. We receive market prices based on prices in the specified future period, which results in price fluctuations recorded through revenues until the date of settlement. We record revenues and invoice customers at the time of shipment based on then-current LME prices, which results in an embedded derivative on our provisionally priced concentrate and cathode sales that is adjusted to fair value through earnings each period, using the period-end forward prices, until the date of final pricing. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing. Accordingly, in times of rising copper prices, our revenues benefit from adjustments to the final pricing of provisionally priced sales pursuant to contracts entered into in prior periods; in times of falling copper prices, the opposite occurs.

Following are the favorable (unfavorable) impacts of net adjustments to the prior years' provisionally priced copper sales for the years ended December 31 (in millions, except per share amounts):

	2012	2011	2010
Revenues	$ 101	$ (12)	$ (24)
Net income attributable to FCX common stockholders	$ 43	$ (5)	$ (10)
Net income per share of FCX common stock	$ 0.05	$(0.01)	$(0.01)

At December 31, 2012, we had provisionally priced copper sales at our copper mining operations, primarily South America and Indonesia, totaling 341 million pounds of copper (net of intercompany sales and noncontrolling interests) recorded at an average price of $3.59 per pound, subject to final pricing over the next several months. We estimate that each $0.05 change in the price realized from the December 31, 2012, provisional price recorded would have a net impact on our 2013 consolidated revenues of approximately $24 million ($11 million to net income attributable to common stockholders). The LME spot copper price closed at $3.72 per pound on February 15, 2013.

On limited past occasions, in response to market conditions, we have entered into copper and gold price protection contracts for a portion of our expected future mine production to mitigate the risk of adverse price fluctuations. We do not currently intend to enter into similar hedging programs in the future.

Foreign Currency Exchange Risk

The functional currency for most of our operations is the U.S. dollar. All of our revenues and a significant portion of our costs are denominated in U.S. dollars; however, some costs and certain asset and liability accounts are denominated in local currencies, including the Indonesian rupiah, Australian dollar, Chilean peso, Peruvian nuevo sol and euro. Generally, our results are positively affected when the U.S. dollar strengthens in relation to those foreign currencies and adversely affected when the U.S. dollar weakens in relation to those foreign currencies.

Following is a summary of estimated annual payments and the impact of changes in foreign currency rates on our annual operating costs:

	Exchange Rate per $1 at December 31,			Estimated Annual Payments		10% Change in Exchange Rate (in millions)[a]	
	2012	2011	2010	(in local currency)	(in millions)[b]	Increase	Decrease
Indonesia							
Rupiah	9,622	9,060	8,990	5.3 trillion	$551	$ (50)	$61
Australian dollar	0.93	0.98	0.98	230 million	$246	$ (22)	$27
South America							
Chilean peso	480	519	468	300 billion	$625	$ (57)	$69
Peruvian nuevo sol	2.55	2.70	2.81	380 million	$149	$ (14)	$17
Atlantic Copper							
Euro	0.76	0.77	0.75	140 million	$185	$ (17)	$21

a. Reflects the estimated impact on annual operating costs assuming a 10 percent increase or decrease in the exchange rate reported at December 31, 2012.
b. Based on December 31, 2012, exchange rates.

Interest Rate Risk

At December 31, 2012, we had total debt of $3.5 billion, of which approximately five percent was variable-rate debt with interest rates based on the London Interbank Offered Rate (LIBOR) or the Euro Interbank Offered Rate (EURIBOR). The table below presents average interest rates for our scheduled maturities of principal for our outstanding debt and the related fair values at December 31, 2012 (in millions, except percentages):

	2013	2014	2015	2016	2017	Thereafter	Fair Value
Fixed-rate debt	$ —	$ —	$500	$ —	$500	$2,357	$3,419
Average interest rate	—	—	1.4%	—	2.2%	4.2%	3.5%
Variable-rate debt	$ 2	$ —	$ —	$ —	$ —	$ 168	$ 170
Average interest rate	—[a]	—	—	—	—	4.0%	4.0%

a. Less than 0.01%.

NEW ACCOUNTING STANDARDS

We do not expect the provisions of recently issued accounting standards to have a significant impact on our future financial statements and disclosures.

OFF-BALANCE SHEET ARRANGEMENTS

Refer to Note 14 for discussion of off-balance sheet arrangements.

PRODUCT REVENUES AND PRODUCTION COSTS

Unit net cash costs per pound of copper and molybdenum are measures intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for the respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measures may not be comparable to similarly titled measures reported by other companies.

We present gross profit per pound of copper in the following tables using both a "by-product" method and a "co-product" method. We use the by-product method in our presentation of gross profit per pound of copper because (i) the majority of our revenues are copper revenues, (ii) we mine ore, which contains copper, gold, molybdenum and other metals, (iii) it is not possible to specifically assign all of our costs to revenues from the copper, gold, molybdenum and other metals we produce, (iv) it is the method used to compare mining operations in certain industry publications and (v) it is the method used by our management and the Board to monitor operations. In the co-product method presentation below, shared costs are allocated to the different products based on their relative revenue values, which will vary to the extent our metals sales volumes and realized prices change.

We show revenue adjustments for prior period open sales as separate line items. Because these adjustments do not result from current period sales, we have reflected these separately from revenues on current period sales. Noncash and other costs consist of items such as stock-based compensation costs, start-up costs, write-offs of equipment and/or unusual charges. They are removed from site production and delivery costs in the calculation of unit net cash costs. As discussed above, gold, molybdenum and other metal revenues at copper mines are reflected as credits against site production and delivery costs in the by-product method. Following are presentations under both the by-product and co-product methods together with reconciliations to amounts reported in our consolidated financial statements.

North America Copper Mines Product Revenues and Production Costs

Year Ended December 31, 2012	By-Product Method	Co-Product Method			
		Copper	Molybdenum[a]	Other[b]	Total
(In millions)					
Revenues, excluding adjustments	$ 4,908	$ 4,908	$ 468	$ 91	$ 5,467
Site production and delivery, before net noncash and other costs shown below	2,572	2,357	227	60	2,644
By-product credits[a]	(487)	—	—	—	—
Treatment charges	161	147	—	14	161
Net cash costs	2,246	2,504	227	74	2,805
Depreciation, depletion and amortization	346	323	18	5	346
Noncash and other costs, net	138	134	3	1	138
Total costs	2,730	2,961	248	80	3,289
Revenue adjustments, primarily for pricing on prior period open sales	4	4	—	—	4
Gross profit	$ 2,182	$ 1,951	$ 220	$ 11	$ 2,182

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 5,467	$ 2,644	$ 346
Treatment charges	N/A	161	N/A
Net noncash and other costs	N/A	138	N/A
Revenue adjustments, primarily for pricing on prior period open sales	4	N/A	N/A
Eliminations and other	19	69	16
North America copper mines	5,490	3,012	362
South America mining	4,728	2,114	287
Indonesia mining	3,921	2,349	212
Africa mining	1,359	615	176
Molybdenum	1,255	1,033	65
Rod & Refining	5,016	4,993	9
Atlantic Copper Smelting & Refining	2,709	2,640	42
Corporate, other & eliminations	(6,468)	(6,374)	26
As reported in FCX's consolidated financial statements	$18,010	$10,382	$1,179

a. Molybdenum credits and revenues reflect volumes produced at market-based pricing.
b. Includes gold and silver product revenues and production costs.

North America Copper Mines Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2011	By-Product Method	Co-Product Method			
		Copper	Molybdenum[a]	Other[b]	Total
(In millions)					
Revenues, excluding adjustments	$4,968	$4,968	$546	$111	$5,625
Site production and delivery, before net noncash and other costs shown below	2,213	1,987	238	46	2,271
By-product credits[a]	(599)	—	—	—	—
Treatment charges	138	132	—	6	138
Net cash costs	1,752	2,119	238	52	2,409
Depreciation, depletion and amortization	264	247	13	4	264
Noncash and other costs, net	166	161	4	1	166
Total costs	2,182	2,527	255	57	2,839
Revenue adjustments, primarily for pricing on prior period open sales	(1)	(1)	—	—	(1)
Gross profit	$2,785	$2,440	$291	$ 54	$2,785

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 5,625	$ 2,271	$ 264
Treatment charges	N/A	138	N/A
Net noncash and other costs	N/A	166	N/A
Revenue adjustments, primarily for pricing on prior period open sales	(1)	N/A	N/A
Eliminations and other	9	54	15
North America copper mines	5,633	2,629	279
South America mining	5,258	1,905	258
Indonesia mining	5,046	1,791	215
Africa mining	1,289	591	140
Molybdenum	1,424	1,036	60
Rod & Refining	5,549	5,527	8
Atlantic Copper Smelting & Refining	2,984	2,991	40
Corporate, other & eliminations	(6,303)	(6,572)	22
As reported in FCX's consolidated financial statements	$20,880	$ 9,898	$1,022

a. Molybdenum credits and revenues reflect volumes produced at market-based pricing.
b. Includes gold and silver product revenues and production costs.

North America Copper Mines Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2010	By-Product Method	Co-Product Method			
		Copper	Molybdenum[a]	Other[b]	Total
(In millions)					
Revenues, excluding adjustments	$3,702	$3,702	$383	$58	$4,143
Site production and delivery, before net noncash and other costs shown below	1,621	1,456	195	29	1,680
By-product credits[a]	(382)	—	—	—	—
Treatment charges	105	102	—	3	105
Net cash costs	1,344	1,558	195	32	1,785
Depreciation, depletion and amortization	256	241	13	2	256
Noncash and other costs, net	218	217	1	—	218
Total costs	1,818	2,016	209	34	2,259
Revenue adjustments, primarily for pricing on prior period open sales	(2)	(2)	—	—	(2)
Gross profit	$1,882	$1,684	$174	$24	$1,882

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 4,143	$ 1,680	$ 256
Treatment charges	N/A	105	N/A
Net noncash and other costs	N/A	218	N/A
Revenue adjustments, primarily for pricing on prior period open sales	(2)	N/A	N/A
Eliminations and other	32	49	17
North America copper mines	4,173	2,052	273
South America mining	4,991	1,678	250
Indonesia mining	6,377	1,946	257
Africa mining	1,106	488	128
Molybdenum	1,205	784	51
Rod & Refining	4,470	4,442	8
Atlantic Copper Smelting & Refining	2,491	2,470	38
Corporate, other & eliminations	(5,831)	(5,525)	31
As reported in FCX's consolidated financial statements	$18,982	$ 8,335	$1,036

a. Molybdenum credits and revenues reflect volumes produced at market-based pricing.
b. Includes gold and silver product revenues and production costs.

South America Mining Product Revenues and Production Costs

Year Ended December 31, 2012	By-Product Method	Co-Product Method		
		Copper	Other	Total
(In millions)				
Revenues, excluding adjustments	$ 4,462	$ 4,462	$ 355[a]	$ 4,817
Site production and delivery, before net noncash and other costs shown below	1,995[b]	1,846	173	2,019
By-product credits	(331)	—	—	—
Treatment charges	202	202	—	202
Net cash costs	1,866	2,048	173	2,221
Depreciation, depletion and amortization	287	272	15	287
Noncash and other costs, net	110	75	35	110
Total costs	2,263	2,395	223	2,618
Revenue adjustments, primarily for pricing on prior period open sales	106	106	—	106
Gross profit	$ 2,305	$ 2,173	$ 132	$ 2,305

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 4,817	$ 2,019	$ 287
Treatment charges	(202)	N/A	N/A
Net noncash and other costs	N/A	110	N/A
Revenue adjustments, primarily for pricing on prior period open sales	106	N/A	N/A
Eliminations and other	7	(15)	—
South America mining	4,728	2,114	287
North America copper mines	5,490	3,012	362
Indonesia mining	3,921	2,349	212
Africa mining	1,359	615	176
Molybdenum	1,255	1,033	65
Rod & Refining	5,016	4,993	9
Atlantic Copper Smelting & Refining	2,709	2,640	42
Corporate, other & eliminations	(6,468)	(6,374)	26
As reported in FCX's consolidated financial statements	$18,010	$10,382	$1,179

a. Includes gold sales of 82 thousand ounces ($1,673 per ounce average realized price) and silver sales of 3.2 million ounces ($30.33 per ounce average realized price); also includes sales of Cerro Verde production to our molybdenum sales company of 8 million pounds ($10.58 per pound average realized price), which reflects molybdenum produced at market-based pricing.

b. Includes charges totaling $16 million associated with labor agreement costs at Candelaria.

South America Mining Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2011	By-Product Method	Co-Product Method		
		Copper	Other	Total
(In millions)				
Revenues, excluding adjustments	$4,989	$4,989	$477[a]	$5,466
Site production and delivery, before net noncash and other costs shown below	1,826[b]	1,679	172	1,851
By-product credits	(452)	—	—	—
Treatment charges	219	219	—	219
Net cash costs	1,593	1,898	172	2,070
Depreciation, depletion and amortization	258	242	16	258
Noncash and other costs, net	82	75	7	82
Total costs	1,933	2,215	195	2,410
Revenue adjustments, primarily for pricing on prior period open sales	15	(4)	19	15
Gross profit	$3,071	$2,770	$301	$3,071

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 5,466	$ 1,851	$ 258
Treatment charges	(219)	N/A	N/A
Net noncash and other costs	N/A	82	N/A
Revenue adjustments, primarily for pricing on prior period open sales	15	N/A	N/A
Eliminations and other	(4)	(28)	—
South America mining	5,258	1,905	258
North America copper mines	5,633	2,629	279
Indonesia mining	5,046	1,791	215
Africa mining	1,289	591	140
Molybdenum	1,424	1,036	60
Rod & Refining	5,549	5,527	8
Atlantic Copper Smelting & Refining	2,984	2,991	40
Corporate, other & eliminations	(6,303)	(6,572)	22
As reported in FCX's consolidated financial statements	$20,880	$ 9,898	$1,022

a. Includes gold sales of 101 thousand ounces ($1,580 per ounce average realized price) and silver sales of 3.2 million ounces ($36.81 per ounce average realized price); also includes sales of Cerro Verde production to our molybdenum sales company of 10 million pounds ($13.78 per pound average realized price), which reflects molybdenum produced at market-based pricing.

b. Includes $50 million for bonuses paid at Cerro Verde and El Abra pursuant to new labor agreements.

South America Mining Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2010	By-Product Method	Co-Product Method		
		Copper	Other	Total
(In millions)				
Revenues, excluding adjustments	$4,911	$4,911	$299[a]	$5,210
Site production and delivery, before net noncash and other costs shown below	1,613	1,521	110	1,631
By-product credits	(281)	—	—	—
Treatment charges	207	207	—	207
Net cash costs	1,539	1,728	110	1,838
Depreciation, depletion and amortization	249	237	12	249
Noncash and other costs, net	63	58	5	63
Total costs	1,851	2,023	127	2,150
Revenue adjustments, primarily for pricing on prior period open sales	(14)	(14)	—	(14)
Gross profit	$3,046	$2,874	$172	$3,046

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 5,210	$ 1,631	$ 249
Treatment charges	(207)	N/A	N/A
Net noncash and other costs	N/A	63	N/A
Revenue adjustments, primarily for pricing on prior period open sales	(14)	N/A	N/A
Eliminations and other	2	(16)	1
South America mining	4,991	1,678	250
North America copper mines	4,173	2,052	273
Indonesia mining	6,377	1,946	257
Africa mining	1,106	488	128
Molybdenum	1,205	784	51
Rod & Refining	4,470	4,442	8
Atlantic Copper Smelting & Refining	2,491	2,470	38
Corporate, other & eliminations	(5,831)	(5,525)	31
As reported in FCX's consolidated financial statements	$18,982	$ 8,335	$1,036

a. Includes gold sales of 93 thousand ounces ($1,263 per ounce average realized price) and silver sales of 2.7 million ounces ($20.53 per ounce average realized price); also includes sales of Cerro Verde production to our molybdenum sales company of 7 million pounds ($14.12 per pound average realized price), which reflects molybdenum produced at market-based pricing.

Indonesia Mining Product Revenues and Production Costs

Year Ended December 31, 2012	By-Product Method	Co-Product Method			
		Copper	Gold	Silver	Total
(In millions)					
Revenues, excluding adjustments	$ 2,564	$ 2,564	$ 1,522	$ 64[a]	$ 4,150
Site production and delivery, before net noncash and other costs shown below	2,230	1,378	818	34	2,230
Gold and silver credits	(1,589)	—	—	—	—
Treatment charges	152	94	56	2	152
Royalty on metals	93	58	34	1	93
Net cash costs	886	1,530	908	37	2,475
Depreciation and amortization	212	131	78	3	212
Noncash and other costs, net	82	50	30	2	82
Total costs	1,180	1,711	1,016	42	2,769
Revenue adjustments, primarily for pricing on prior period open sales	13	13	3	—	16
PT Smelting intercompany loss	(37)	(23)	(13)	(1)	(37)
Gross profit	$ 1,360	$ 843	$ 496	$ 21	$ 1,360

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 4,150	$ 2,230	$ 212
Treatment charges	(152)	N/A	N/A
Royalty on metals	(93)	N/A	N/A
Net noncash and other costs	N/A	82	N/A
Revenue adjustments, primarily for pricing on prior period open sales	16	N/A	N/A
PT Smelting intercompany loss	N/A	37	N/A
Indonesia mining	3,921	2,349	212
North America copper mines	5,490	3,012	362
South America mining	4,728	2,114	287
Africa mining	1,359	615	176
Molybdenum	1,255	1,033	65
Rod & Refining	5,016	4,993	9
Atlantic Copper Smelting & Refining	2,709	2,640	42
Corporate, other & eliminations	(6,468)	(6,374)	26
As reported in FCX's consolidated financial statements	$18,010	$10,382	$1,179

a. Includes silver sales of 2.1 million ounces ($30.70 per ounce average realized price).

Indonesia Mining Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2011	By-Product Method	Co-Product Method			
		Copper	Gold	Silver	Total
(In millions)					
Revenues, excluding adjustments	$3,261	$3,261	$2,011	$ 97[a]	$5,369
Site production and delivery, before net noncash and other costs shown below	1,869[b]	1,135	700	34	1,869
Gold and silver credits	(2,090)	—	—	—	—
Treatment charges	156	95	58	3	156
Royalty on metals	137	83	52	2	137
Net cash costs	72	1,313	810	39	2,162
Depreciation and amortization	215	131	80	4	215
Noncash and other costs, net	33	20	12	1	33
Total costs	320	1,464	902	44	2,410
Revenue adjustments, primarily for pricing on prior period open sales	(12)	(12)	(18)	—	(30)
PT Smelting intercompany profit	111	67	41	3	111
Gross profit	$3,040	$1,852	$1,132	$ 56	$3,040

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 5,369	$ 1,869	$ 215
Treatment charges	(156)	N/A	N/A
Royalty on metals	(137)	N/A	N/A
Net noncash and other costs	N/A	33	N/A
Revenue adjustments, primarily for pricing on prior period open sales	(30)	N/A	N/A
PT Smelting intercompany profit	N/A	(111)	N/A
Indonesia mining	5,046	1,791	215
North America copper mines	5,633	2,629	279
South America mining	5,258	1,905	258
Africa mining	1,289	591	140
Molybdenum	1,424	1,036	60
Rod & Refining	5,549	5,527	8
Atlantic Copper Smelting & Refining	2,984	2,991	40
Corporate, other & eliminations	(6,303)	(6,572)	22
As reported in FCX's consolidated financial statements	$20,880	$ 9,898	$1,022

a. Includes silver sales of 2.7 million ounces ($36.18 per ounce average realized price).
b. Includes $66 million associated with bonuses and other strike-related costs.

Indonesia Mining Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2010	By-Product Method	Co-Product Method			
		Copper	Gold	Silver	Total
(In millions)					
Revenues, excluding adjustments	$4,475	$4,475	$2,243	$90[a]	$6,808
Site production and delivery, before net noncash and other costs shown below	1,856	1,220	612	24	1,856
Gold and silver credits	(2,334)	—	—	—	—
Treatment charges	270	178	89	3	270
Royalty on metals	156	102	51	3	156
Net cash (credits) costs	(52)	1,500	752	30	2,282
Depreciation and amortization	257	169	85	3	257
Noncash and other costs, net	48	31	16	1	48
Total costs	253	1,700	853	34	2,587
Revenue adjustments, primarily for pricing on prior period open sales	(6)	(6)	1	—	(5)
PT Smelting intercompany loss	(42)	(28)	(14)	—	(42)
Gross profit	$4,174	$2,741	$1,377	$56	$4,174

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 6,808	$ 1,856	$ 257
Treatment charges	(270)	N/A	N/A
Royalty on metals	(156)	N/A	N/A
Net noncash and other costs	N/A	48	N/A
Revenue adjustments, primarily for pricing on prior period open sales	(5)	N/A	N/A
PT Smelting intercompany loss	N/A	42	N/A
Indonesia mining	6,377	1,946	257
North America copper mines	4,173	2,052	273
South America mining	4,991	1,678	250
Africa mining	1,106	488	128
Molybdenum	1,205	784	51
Rod & Refining	4,470	4,442	8
Atlantic Copper Smelting & Refining	2,491	2,470	38
Corporate, other & eliminations	(5,831)	(5,525)	31
As reported in FCX's consolidated financial statements	$18,982	$ 8,335	$1,036

a. Includes silver sales of 4.1 million ounces ($21.99 per ounce average realized price).

Africa Mining Product Revenues and Production Costs

Year Ended December 31, 2012	By-Product Method	Co-Product Method		
		Copper	Cobalt	Total
(In millions)				
Revenues, excluding adjustments[a]	$ 1,179	$ 1,179	$ 194	$ 1,373
Site production and delivery, before net noncash and other costs shown below	501	465	121	586
Cobalt credits[b]	(112)	—	—	—
Royalty on metals	25	22	3	25
Net cash costs	414	487	124	611
Depreciation, depletion and amortization	176	160	16	176
Noncash and other costs, net	29	26	3	29
Total costs	619	673	143	816
Revenue adjustments, primarily for pricing on prior period open sales	8	8	3	11
Gross profit	$ 568	$ 514	$ 54	$ 568

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 1,373	$ 586	$ 176
Royalty on metals	(25)	N/A	N/A
Net noncash and other costs	N/A	29	N/A
Revenue adjustments, primarily for pricing on prior period open sales	11	N/A	N/A
Africa mining	1,359	615	176
North America copper mines	5,490	3,012	362
South America mining	4,728	2,114	287
Indonesia mining	3,921	2,349	212
Molybdenum	1,255	1,033	65
Rod & Refining	5,016	4,993	9
Atlantic Copper Smelting & Refining	2,709	2,640	42
Corporate, other & eliminations	(6,468)	(6,374)	26
As reported in FCX's consolidated financial statements	$18,010	$10,382	$1,179

a. Includes point-of-sale transportation costs as negotiated in customer contracts.
b. Net of cobalt downstream processing and freight costs.

Africa Mining Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2011	By-Product Method	Co-Product Method		
		Copper	Cobalt	Total
(In millions)				
Revenues, excluding adjustments[a]	$1,059	$1,059	$253	$1,312
Site production and delivery, before net noncash and other costs shown below	444	393	141	534
Cobalt credits[b]	(165)	—	—	—
Royalty on metals	24	20	4	24
Net cash costs	303	413	145	558
Depreciation, depletion and amortization	140	120	20	140
Noncash and other costs, net	57	49	8	57
Total costs	500	582	173	755
Revenue adjustments, primarily for pricing on prior period open sales	(1)	(1)	2	1
Gross profit	$ 558	$ 476	$ 82	$ 558

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 1,312	$ 534	$ 140
Royalty on metals	(24)	N/A	N/A
Net noncash and other costs	N/A	57	N/A
Revenue adjustments, primarily for pricing on prior period open sales	1	N/A	N/A
Africa mining	1,289	591	140
North America copper mines	5,633	2,629	279
South America mining	5,258	1,905	258
Indonesia mining	5,046	1,791	215
Molybdenum	1,424	1,036	60
Rod & Refining	5,549	5,527	8
Atlantic Copper Smelting & Refining	2,984	2,991	40
Corporate, other & eliminations	(6,303)	(6,572)	22
As reported in FCX's consolidated financial statements	$20,880	$ 9,898	$1,022

a. Includes point-of-sale transportation costs as negotiated in customer contracts.
b. Net of cobalt downstream processing and freight costs.

Africa Mining Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2010	By-Product Method	Co-Product Method		
		Copper	Cobalt	Total
(In millions)				
Revenues, excluding adjustments[a]	$ 904	$ 904	$ 218	$ 1,122
Site production and delivery, before net noncash and other costs shown below	366	323	115	438
Cobalt credits[b]	(150)	—	—	—
Royalty on metals	20	16	4	20
Net cash costs	236	339	119	458
Depreciation, depletion and amortization	128	107	21	128
Noncash and other costs, net	50	43	7	50
Total costs	414	489	147	636
Revenue adjustments, primarily for pricing on prior period open sales	—	—	4	4
Gross profit	$ 490	$ 415	$ 75	$ 490

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 1,122	$ 438	$ 128
Royalty on metals	(20)	N/A	N/A
Net noncash and other costs	N/A	50	N/A
Revenue adjustments, primarily for pricing on prior period open sales	4	N/A	N/A
Africa mining	1,106	488	128
North America copper mines	4,173	2,052	273
South America mining	4,991	1,678	250
Indonesia mining	6,377	1,946	257
Molybdenum	1,205	784	51
Rod & Refining	4,470	4,442	8
Atlantic Copper Smelting & Refining	2,491	2,470	38
Corporate, other & eliminations	(5,831)	(5,525)	31
As reported in FCX's consolidated financial statements	$18,982	$ 8,335	$1,036

a. Includes point-of-sale transportation costs as negotiated in customer contracts.
b. Net of cobalt downstream processing and freight costs.

Henderson Molybdenum Mine Product Revenues and Production Costs

Years Ended December 31,	2012	2011	2010
(In millions)			
Revenues, excluding adjustments	$484	$628	$637
Site production and delivery, before net noncash and other costs shown below	210	209	193
Treatment charges and other	30	33	43
Net cash costs	240	242	236
Depreciation, depletion and amortization	33	37	34
Noncash and other costs, net	8	2	1
Total costs	281	281	271
Gross profit[a]	$203	$347	$366

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Year Ended December 31, 2012			
Totals presented above	$ 484	$ 210	$ 33
Treatment charges and other	(30)	N/A	N/A
Net noncash and other costs	N/A	8	N/A
Henderson mine	454	218	33
Other molybdenum operations and eliminations[b]	801	815	32
Molybdenum	1,255	1,033	65
North America copper mines	5,490	3,012	362
South America mining	4,728	2,114	287
Indonesia mining	3,921	2,349	212
Africa mining	1,359	615	176
Rod & Refining	5,016	4,993	9
Atlantic Copper Smelting & Refining	2,709	2,640	42
Corporate, other & eliminations	(6,468)	(6,374)	26
As reported in FCX's consolidated financial statements	$18,010	$10,382	$1,179
Year Ended December 31, 2011			
Totals presented above	$ 628	$ 209	$ 37
Treatment charges and other	(33)	N/A	N/A
Net noncash and other costs	N/A	2	N/A
Henderson mine	595	211	37
Other molybdenum operations and eliminations[b]	829	825	23
Molybdenum	1,424	1,036	60
North America copper mines	5,633	2,629	279
South America mining	5,258	1,905	258
Indonesia mining	5,046	1,791	215
Africa mining	1,289	591	140
Rod & Refining	5,549	5,527	8
Atlantic Copper Smelting & Refining	2,984	2,991	40
Corporate, other & eliminations	(6,303)	(6,572)	22
As reported in FCX's consolidated financial statements	$20,880	$ 9,898	$1,022

Henderson Molybdenum Mine Product Revenues and Production Costs *(continued)*

Reconciliation to Amounts Reported

(In millions)	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Year Ended December 31, 2010			
Totals presented above	$ 637	$ 193	$ 34
Treatment charges and other	(43)	N/A	N/A
Net noncash and other costs	N/A	1	N/A
Henderson mine	594	194	34
Other molybdenum operations and eliminations[b]	611	590	17
Molybdenum	1,205	784	51
North America copper mines	4,173	2,052	273
South America mining	4,991	1,678	250
Indonesia mining	6,377	1,946	257
Africa mining	1,106	488	128
Rod & Refining	4,470	4,442	8
Atlantic Copper Smelting & Refining	2,491	2,470	38
Corporate, other & eliminations	(5,831)	(5,525)	31
As reported in FCX's consolidated financial statements	$18,982	$ 8,335	$1,036

a. Gross profit reflects sales of Henderson production to our molybdenum sales company based on volumes produced at market-based pricing. On a consolidated basis, the Molybdenum division includes profits on sales as they are made to third parties and realizations based on actual contract terms. As a result, the actual gross profit realized will differ from the amounts reported in this table.

b. Primarily includes amounts associated with the molybdenum sales company, which includes sales of molybdenum produced by our North and South America copper mines. Also includes the results of the Climax molybdenum mine, which commenced commercial production in May 2012.

CAUTIONARY STATEMENT

Our discussion and analysis contains forward-looking statements in which we discuss factors we believe may affect our future performance. Forward-looking statements are all statements other than statements of historical facts, such as those statements regarding projected ore grades and milling rates, projected production and sales volumes, projected unit net cash costs, projected operating cash flows, projected capital expenditures, exploration efforts and results, mine production and development plans, the impact of deferred intercompany profits on earnings, liquidity, other financial commitments and tax rates, the impact of copper, gold, molybdenum and cobalt price changes, future dividend payments and potential share purchases. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "intends," "likely," "will," "should," "to be," and any similar expressions are intended to identify those assertions as forward-looking statements. The declaration of dividends is at the discretion of our Board and will depend on our financial results, cash requirements, future prospects, the impact of proposed acquisitions and other factors deemed relevant by the Board.

We caution readers that forward-looking statements are not guarantees of future performance and our actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include commodity prices, mine sequencing, production rates, industry risks, regulatory changes, political risks, the outcome of ongoing discussions with the Indonesian government, the potential effects of violence in Indonesia, the resolution of administrative disputes in the DRC, weather- and climate-related risks, labor relations, environmental risks, litigation results, currency translation risks, risks associated with the completion of pending acquisitions and other factors described in more detail under the heading "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2012, filed with the SEC as updated by our subsequent filings with the SEC.

Investors are cautioned that many of the assumptions on which our forward-looking statements are based are likely to change after our forward-looking statements are made, including for example commodity prices, which we cannot control, and production volumes and costs, some aspects of which we may or may not be able to control. Further, we may make changes to our business plans that could or will affect our results. We caution investors that we do not intend to update our forward-looking statements more frequently than quarterly notwithstanding any changes in our assumptions, changes in our business plans, our actual experience or other changes, and we undertake no obligation to update any forward-looking statements.

Freeport-McMoRan Copper & Gold Inc.'s (the Company's) management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this annual report on Form 10-K. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our management's assessment, management concluded that, as of December 31, 2012, our Company's internal control over financial reporting is effective based on the COSO criteria.

Ernst & Young LLP, an independent registered public accounting firm, who audited the Company's consolidated financial statements included in this Form 10-K, has issued an attestation report on the Company's internal control over financial reporting, which is included herein.



Richard C. Adkerson
President and
Chief Executive Officer



Kathleen L. Quirk
Executive Vice President,
Chief Financial Officer and
Treasurer

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF FREEPORT-McMoRan COPPER & GOLD INC.

We have audited Freeport-McMoRan Copper & Gold Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Freeport-McMoRan Copper & Gold Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Freeport-McMoRan Copper & Gold Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Freeport-McMoRan Copper & Gold Inc. as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2012, and our report dated February 22, 2013 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Phoenix, Arizona
February 22, 2013

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF FREEPORT-McMoRan COPPER & GOLD INC.

We have audited the accompanying consolidated balance sheets of Freeport-McMoRan Copper & Gold Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Freeport-McMoRan Copper & Gold Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Freeport-McMoRan Copper & Gold Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2013 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Phoenix, Arizona
February 22, 2013

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,	2012	2011	2010
(In millions, except per share amounts)			
Revenues	$18,010	$20,880	$18,982
Cost of sales:			
Production and delivery	10,382	9,898	8,335
Depreciation, depletion and amortization	1,179	1,022	1,036
Total cost of sales	11,561	10,920	9,371
Selling, general and administrative expenses	431	415	381
Exploration and research expenses	285	271	143
Environmental obligations and shutdown costs	(22)	134	19
Gain on insurance settlement	(59)	—	—
Total costs and expenses	12,196	11,740	9,914
Operating income	5,814	9,140	9,068
Interest expense, net	(186)	(312)	(462)
Losses on early extinguishment of debt	(168)	(68)	(81)
Other income (expense), net	27	58	(13)
Income before income taxes and equity in affiliated companies' net earnings	5,487	8,818	8,512
Provision for income taxes	(1,510)	(3,087)	(2,983)
Equity in affiliated companies' net earnings	3	16	15
Net income	3,980	5,747	5,544
Net income attributable to noncontrolling interests	(939)	(1,187)	(1,208)
Preferred dividends	—	—	(63)
Net income attributable to FCX common stockholders	$ 3,041	$ 4,560	$ 4,273
Net income per share attributable to FCX common stockholders:			
Basic	$ 3.20	$ 4.81	$ 4.67
Diluted	$ 3.19	$ 4.78	$ 4.57
Weighted-average common shares outstanding:			
Basic	949	947	915
Diluted	954	955	949
Dividends declared per share of common stock	$ 1.25	$ 1.50	$ 1.125

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Years Ended December 31,	2012	2011	2010
(In millions)			
Net income	$3,980	$ 5,747	$ 5,544
Other comprehensive loss, net of taxes:			
Defined benefit plans:			
Actuarial losses arising during the period	(66)	(137)	(55)
Amortization of unrecognized amounts included in net periodic benefit costs	26	15	15
Adjustment to deferred tax valuation allowance	(1)	(20)	(14)
Translation adjustments arising during the period	(1)	(2)	—
Unrealized gains (losses) on securities arising during the period	—	(1)	2
Other comprehensive loss	(42)	(145)	(52)
Total comprehensive income	3,938	5,602	5,492
Total comprehensive income attributable to noncontrolling interests	(938)	(1,184)	(1,206)
Total comprehensive income attributable to FCX common stockholders	$ 3,000	$ 4,418	$ 4,286

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2012	2011	2010
(In millions)			
Cash flow from operating activities:			
Net income	$ 3,980	$ 5,747	$ 5,544
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	1,179	1,022	1,036
Stock-based compensation	100	117	121
Pension plans contributions	(140)	(46)	(22)
Net charges for reclamation and environmental obligations, including accretion	22	208	167
Payments for reclamation and environmental obligations	(246)	(170)	(196)
Losses on early extinguishment of debt	168	68	81
Deferred income taxes	269	523	286
Increase in long-term mill and leach stockpiles	(269)	(262)	(103)
Other, net	128	(126)	193
(Increases) decreases in working capital and other tax payments:			
Accounts receivable	(365)	1,246	(680)
Inventories	(729)	(431)	(593)
Other current assets	(76)	(57)	(24)
Accounts payable and accrued liabilities	209	(387)	331
Accrued income taxes and other tax payments	(456)	(832)	132
Net cash provided by operating activities	3,774	6,620	6,273
Cash flow from investing activities:			
Capital expenditures:			
North America copper mines	(827)	(495)	(233)
South America	(931)	(603)	(470)
Indonesia	(843)	(648)	(436)
Africa	(539)	(193)	(100)
Molybdenum	(258)	(461)	(89)
Other	(96)	(134)	(84)
Investment in McMoRan Exploration Co.	29	25	(500)
Other, net	2	(26)	43
Net cash used in investing activities	(3,463)	(2,535)	(1,869)
Cash flow from financing activities:			
Repayments of debt	(3,186)	(1,313)	(1,724)
Proceeds from debt	3,029	48	70
Cash dividends paid:			
Common stock	(1,129)	(1,423)	(885)
Preferred stock	—	—	(95)
Noncontrolling interests	(113)	(391)	(816)
Debt financing costs	(51)	(10)	—
Contributions from noncontrolling interests	15	62	28
Net (payments for) proceeds from stock-based awards	(1)	3	81
Excess tax benefit from stock-based awards	8	23	19
Net cash used in financing activities	(1,428)	(3,001)	(3,322)
Net (decrease) increase in cash and cash equivalents	(1,117)	1,084	1,082
Cash and cash equivalents at beginning of year	4,822	3,738	2,656
Cash and cash equivalents at end of year	$ 3,705	$ 4,822	$ 3,738

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

December 31,	2012	2011
(In millions, except par value)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,705	$ 4,822
Trade accounts receivable	927	892
Income taxes receivable	436	70
Other accounts receivable	266	180
Inventories:		
Mill and leach stockpiles	1,672	1,289
Materials and supplies, net	1,504	1,354
Product	1,400	1,226
Other current assets	387	214
Total current assets	10,297	10,047
Property, plant, equipment and development costs, net	20,999	18,449
Long-term mill and leach stockpiles	1,955	1,686
Long-term receivables	769	675
Other assets	1,420	1,213
Total assets	$35,440	$32,070
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,324	$ 2,194
Current portion of deferred income taxes	384	103
Dividends payable	299	240
Current portion of reclamation and environmental obligations	241	236
Accrued income taxes	93	163
Current portion of debt	2	4
Total current liabilities	3,343	2,940
Long-term debt, less current portion	3,525	3,533
Deferred income taxes	3,490	3,255
Reclamation and environmental obligations, less current portion	2,127	2,138
Other liabilities	1,644	1,651
Total liabilities	14,129	13,517
Equity:		
FCX stockholders' equity:		
Common stock, par value $0.10, 1,073 shares and 1,071 shares issued, respectively	107	107
Capital in excess of par value	19,119	19,007
Retained earnings	2,399	546
Accumulated other comprehensive loss	(506)	(465)
Common stock held in treasury – 124 shares and 123 shares, respectively, at cost	(3,576)	(3,553)
Total FCX stockholders' equity	17,543	15,642
Noncontrolling interests	3,768	2,911
Total equity	21,311	18,553
Total liabilities and equity	$35,440	$32,070

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

	FCX Stockholders' Equity											
	Mandatory Convertible Preferred Stock		Common Stock					Common Stock Held in Treasury				
(In millions)	Number of Shares	At Par Value	Number of Shares	At Par Value	Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Number of Shares	At Cost	Total FCX Stockholders' Equity	Noncontrolling Interests	Total Equity
Balance at January 1, 2010	29	$2,875	981	$ 98	$15,637	$(5,805)	$(273)	122	$(3,413)	$ 9,119	$1,638	$10,757
Conversions of 6¾% Mandatory Convertible Preferred Stock	(29)	(2,875)	79	8	2,867	—	—	—	—	—	—	—
Conversions of 7% Convertible Senior Notes	—	—	—	—	1	—	—	—	—	1	—	1
Exercised and issued stock-based awards	—	—	7	1	109	—	—	—	—	110	—	110
Stock-based compensation	—	—	—	—	129	—	—	—	—	129	—	129
Tax benefit for stock-based awards	—	—	—	—	8	—	—	—	—	8	—	8
Tender of shares for stock-based awards	—	—	—	—	—	—	—	—	(28)	(28)	—	(28)
Dividends on common stock	—	—	—	—	—	(1,058)	—	—	—	(1,058)	—	(1,058)
Dividends on preferred stock	—	—	—	—	—	(63)	—	—	—	(63)	—	(63)
Dividends to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(816)	(816)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	28	28
Total comprehensive income (loss)	—	—	—	—	—	4,336	(50)	—	—	4,286	1,206	5,492
Balance at December 31, 2010	—	—	1,067	107	18,751	(2,590)	(323)	122	(3,441)	12,504	2,056	14,560
Exercised and issued stock-based awards	—	—	4	—	48	—	—	—	—	48	—	48
Stock-based compensation	—	—	—	—	117	—	—	—	—	117	—	117
Tax benefit for stock-based awards	—	—	—	—	24	—	—	—	—	24	—	24
Tender of shares for stock-based awards	—	—	—	—	67	—	—	1	(112)	(45)	—	(45)
Dividends on common stock	—	—	—	—	—	(1,424)	—	—	—	(1,424)	—	(1,424)
Dividends to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(391)	(391)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	62	62
Total comprehensive income (loss)	—	—	—	—	—	4,560	(142)	—	—	4,418	1,184	5,602
Balance at December 31, 2011	—	—	1,071	107	19,007	546	(465)	123	(3,553)	15,642	2,911	18,553
Exercised and issued stock-based awards	—	—	2	—	15	—	—	—	—	15	—	15
Stock-based compensation	—	—	—	—	100	—	—	—	—	100	—	100
Tax benefit for stock-based awards	—	—	—	—	7	—	—	—	—	7	—	7
Tender of shares for stock-based awards	—	—	—	—	7	—	—	1	(23)	(16)	—	(16)
Dividends on common stock	—	—	—	—	—	(1,188)	—	—	—	(1,188)	—	(1,188)
Dividends to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(113)	(113)
Change in ownership interests	—	—	—	—	(17)	—	—	—	—	(17)	17	—
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	15	15
Total comprehensive income (loss)	—	—	—	—	—	3,041	(41)	—	—	3,000	938	3,938
Balance at December 31, 2012	—	$ —	1,073	$107	$19,119	$ 2,399	$(506)	124	$(3,576)	$17,543	$3,768	$21,311

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. (FCX) include the accounts of those subsidiaries where FCX directly or indirectly has more than 50 percent of the voting rights and has the right to control significant management decisions. The most significant entities that FCX consolidates include its 90.64 percent-owned subsidiary PT Freeport Indonesia and its wholly owned subsidiaries, Freeport-McMoRan Corporation (FMC) and Atlantic Copper, S.L.U. (Atlantic Copper). FCX's unincorporated joint ventures with Rio Tinto plc (Rio Tinto) and Sumitomo Metal Mining Arizona, Inc. (Sumitomo) are reflected using the proportionate consolidation method (refer to Note 2 for further discussion). All significant intercompany transactions have been eliminated. Dollar amounts in tables are stated in millions, except per share amounts.

Investments in unconsolidated companies owned 20 percent or more are recorded using the equity method. Investments in companies owned less than 20 percent, and for which FCX does not exercise significant influence, are carried at cost.

Proposed Acquisitions. On December 5, 2012, FCX announced definitive agreements to acquire, in separate transactions, Plains Exploration & Production Company (PXP) and McMoRan Exploration Co. (MMR). PXP per-share consideration is equivalent to 0.6531 shares of FCX's common stock and $25.00 in cash (approximately $3.4 billion in cash and 91 million shares of FCX common stock). MMR per-share consideration consists of $14.75 in cash (approximately $3.4 billion in cash, or $2.1 billion net of MMR interests owned by FCX and PXP) and 1.15 units of a royalty trust, which will hold a five percent overriding royalty interest in future production from MMR's existing shallow water ultra-deep prospects. As further discussed in Note 20, FCX has $5.5 billion in interim financing commitments and $4.0 billion available under a five-year bank term loan to fund the cash portion of the merger consideration for both transactions and repay certain of PXP's and MMR's outstanding debt. FCX is pursuing permanent financing for an additional $5.5 billion to replace the remaining interim financing commitments.

Completion of each transaction is subject to receipt of PXP and MMR stockholder approval of their respective transactions, regulatory approvals (including the United States (U.S.) antitrust clearance under the Hart-Scott-Rodino Act) and other customary conditions. On December 26, 2012, the U.S. Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period with respect to both transactions. The PXP transaction is not conditioned on the closing of the MMR transaction, and the MMR transaction is not conditioned on the closing of the PXP transaction. PXP and MMR shareholder meetings to approve the respective transactions will be scheduled upon the effectiveness of the respective registration statements filed with the U.S. Securities and Exchange Commission. The transactions are expected to close in second-quarter 2013, subject to satisfaction of all conditions to closing.

Additionally in January 2013, FCX, through a newly formed joint venture, entered into a definitive agreement to acquire a cobalt chemical refinery in Kokkola, Finland, and the related sales and marketing business (refer to Note 20 for further discussion).

The information contained in the consolidated financial statements and the notes herein does not reflect FCX's acquisition of PXP, MMR or the cobalt chemical business.

Business Segments. FCX has organized its operations into five primary divisions — North America copper mines, South America mining, Indonesia mining, Africa mining and Molybdenum operations. Notwithstanding this structure, FCX internally reports information on a mine-by-mine basis. Therefore, FCX concluded that its operating segments include individual mines or operations. Operating segments that meet certain thresholds are reportable segments (refer to Note 17 for further discussion).

Use of Estimates. The preparation of FCX's financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include mineral reserve estimation; useful asset lives for depreciation, depletion and amortization; environmental obligations; reclamation and closure costs; estimates of recoverable copper in mill and leach stockpiles; pension, postretirement, postemployment and other employee benefits; deferred taxes and valuation allowances; reserves for contingencies and litigation; and asset impairment, including estimates used to derive future cash flows associated with those assets. Actual results could differ from those estimates.

Foreign Currencies. For foreign subsidiaries whose functional currency is the U.S. dollar, monetary assets and liabilities denominated in the local currency are translated at current exchange rates, and non-monetary assets and liabilities, such as inventories, property, plant, equipment and development costs, are translated at historical rates. Gains and losses resulting from translation of such account balances are included in operating results, as are gains and losses from foreign currency transactions.

For foreign subsidiaries whose functional currency is the local currency, assets and liabilities are translated at current exchange rates, while revenues and expenses are translated at average rates in effect for the period. The related translation gains and losses are included in accumulated other comprehensive loss within equity.

Cash Equivalents. Highly liquid investments purchased with maturities of three months or less are considered cash equivalents.

Inventories. The components of inventories include mill and leach stockpiles, materials and supplies, and product inventories. Product inventories mostly include finished goods (primarily concentrates and cathodes) at mining operations, and concentrates and work-in-process at Atlantic Copper's smelting and refining operations (refer to Note 3 for further discussion). Mill and leach stockpiles, and inventories of materials and supplies, as well as salable products, are stated at the lower of weighted-average cost or market. Costs of finished goods and work-in-process (*i.e.,* not materials and supplies) inventories include labor and benefits, supplies, energy, depreciation, depletion, amortization, site overhead costs and other necessary costs associated with the extraction and processing of ore, including, depending on the process, mining, haulage, milling, concentrating, smelting, leaching, solution extraction, refining, roasting and chemical processing. Corporate general and administrative costs are not included in inventory costs.

Work-in-Process. In-process inventories include mill and leach stockpiles at mining operations and Atlantic Copper's in-process product inventories. In-process inventories represent materials that are currently in the process of being converted to a salable product. Conversion processes for mining operations vary depending on the nature of the copper ore and the specific mining operation. For sulfide ores, processing includes milling and concentrating and results in the production of copper and molybdenum concentrates or, alternatively, copper cathode by concentrate leaching. For oxide ores and certain secondary sulfide ores, processing includes leaching of stockpiles, solution extraction and electrowinning (SX/EW) and results in the production of copper cathodes. In-process stockpile material is measured based on assays of the material included in these processes and projected recoveries. In-process inventories are valued based on the costs incurred to various points in the process, including depreciation relating to associated process facilities.

Both mill and leach stockpiles generally contain lower grade ores that have been extracted from the ore body and are available for copper recovery. For mill stockpiles, recovery is through milling, concentrating, smelting and refining or, alternatively, by concentrate leaching. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve contained copper and deliver it in solution to extraction processing facilities. The recorded cost of mill and leach stockpiles includes mining and haulage costs incurred to deliver ore to stockpiles, depreciation, depletion, amortization and site overhead costs. Material is removed from the stockpiles at a weighted-average cost per pound.

Because it is generally impracticable to determine copper contained in mill and leach stockpiles by physical count, reasonable estimation methods are employed. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grade of the material delivered to mill and leach stockpiles.

Expected copper recovery rates for mill stockpiles are determined by metallurgical testing. The recoverable copper in mill stockpiles, once entered into the production process, can be produced into copper concentrate almost immediately.

Expected copper recovery rates for leach stockpiles are determined using small-scale laboratory tests, small- to large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Ultimate recovery of copper contained in leach stockpiles can vary significantly from a low percentage to more than 90 percent depending on several variables, including type of copper recovery, mineralogy and particle size of the rock. For newly placed material on active stockpiles, as much as 70 percent of the copper ultimately recoverable may be extracted during the first year, and the remaining copper may be recovered over many years.

Processes and recovery rates for mill and leach stockpiles are monitored regularly, and recovery rate estimates are adjusted periodically as additional information becomes available and as related technology changes. Adjustments to recovery rates will typically result in a future impact to the value of the material removed from the stockpiles at a revised weighted-average cost per pound of recoverable copper.

For Atlantic Copper, in-process inventories represent copper concentrates at various stages of conversion into anodes and cathodes. Atlantic Copper's in-process inventories are valued at the weighted-average cost of the material fed to the smelting and refining process plus in-process conversion costs.

Finished Goods. Finished goods include salable products (*e.g.,* copper and molybdenum concentrates, copper anodes, copper cathodes, copper rod, copper wire, molybdenum oxide, high-purity molybdenum chemicals and other metallurgical products). Finished goods are valued based on the weighted-average cost of source material plus applicable conversion costs relating to associated process facilities.

Property, Plant, Equipment and Development Costs. Property, plant, equipment and development costs are carried at cost. Mineral exploration costs, as well as drilling and other costs incurred for the purpose of converting mineral resources to proven and probable reserves or identifying new mineral resources at development or production stage properties, are charged to expense as incurred. Development costs are capitalized beginning after proven and probable reserves have been established. Development costs include costs incurred resulting from mine pre-production activities undertaken to gain access to proven and probable reserves, including shafts, adits, drifts, ramps, permanent excavations, infrastructure and removal of overburden. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Expenditures for replacements and improvements are capitalized. Costs related to periodic scheduled maintenance (*i.e.,* turnarounds) are expensed as incurred. Depreciation for mining and milling life-of-mine assets, infrastructure and other common costs is determined using the unit-of-production method based on total estimated recoverable proven and probable copper reserves (for primary copper mines) and proven and probable molybdenum reserves (for primary molybdenum mines). Development costs and acquisition costs for proven and probable reserves that relate to a specific ore body are depreciated using the unit-of-production method based on estimated recoverable proven and probable reserves for the ore body benefited. Depreciation, depletion and amortization using the unit-of-production method is recorded upon extraction of the recoverable copper or molybdenum from the ore body, at which time it is allocated to inventory cost and then included as a component of cost of goods sold. Other assets are depreciated on a straight-line basis over estimated useful lives of up to 30 years for buildings and three to 25 years for machinery and equipment, and mobile equipment.

Included in property, plant, equipment and development costs is value beyond proven and probable reserves (VBPP), primarily resulting from FCX's acquisition of FMC in 2007. The concept of VBPP has been interpreted differently by different mining companies. FCX's VBPP is attributable to (i) mineralized material, which includes measured and indicated amounts, that FCX believes could be brought into production with the establishment or modification of required permits and should market conditions and technical assessments warrant, (ii) inferred mineral resources and (iii) exploration potential, as further defined below.

Mineralized material is a mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support reported tonnage and average grade of minerals. Such a deposit does not qualify as proven and probable reserves until legal and economic feasibility are confirmed based upon a comprehensive evaluation of development costs, unit costs, grades, recoveries and other material factors. Inferred mineral resources are that part of a mineral resource for which the overall tonnages, grades and mineral contents can be estimated with a reasonable level of confidence based on geological evidence and apparent geological and grade continuity after applying economic parameters. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource. Exploration potential is the estimated value of potential mineral deposits that FCX has the legal right to access. The value assigned to exploration potential was determined by interpreting the known exploration information and exploration results, including geological data and/or geological information, that were available as of the acquisition date.

Carrying amounts assigned to VBPP are not charged to expense until the VBPP becomes associated with additional proven and probable reserves and the reserves are produced or the VBPP is determined to be impaired. Additions to proven and probable reserves for properties with VBPP will carry with them the value assigned to VBPP at the date acquired, less any impairment amounts.

Asset Impairment. FCX reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Long-lived assets are evaluated for impairment under the two-step model. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. Once it is determined that an impairment exists, an impairment loss is measured as the amount by which the asset carrying value exceeds its fair value. Fair value is generally determined using valuation techniques, such as estimated future cash flows.

In evaluating mining operations' long-lived assets for recoverability, estimates of after-tax undiscounted future cash flows of FCX's individual mining operations are used, with impairment losses measured by reference to fair value. As quoted market prices are unavailable for FCX's individual mining operations, fair value is determined through the use of discounted estimated future cash flows. Estimated cash flows used to assess recoverability of long-lived assets and measure the fair value of FCX's mining operations are derived from current business plans, which are developed using near-term price forecasts reflective of the current price environment and management's projections for long-term average metal prices. Estimates of future cash flows include near- and long-term metal price assumptions; estimates of commodity-based and other input costs; proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves; and the use of appropriate current escalation and discount rates.

Deferred Mining Costs. Stripping costs (*i.e.,* the costs of removing overburden and waste material to access mineral deposits) incurred during the production phase of a mine are considered variable production costs and are included as a component of inventory produced during the period in which stripping costs are incurred. Major development expenditures, including stripping costs to prepare unique and identifiable areas outside the current mining area for future production that are considered to be pre-production mine development, are capitalized and amortized on the unit-of-production method based on estimated recoverable proven and probable reserves for the ore body benefited. However, where a second or subsequent pit or major expansion is considered to be a continuation of existing mining activities, stripping costs are accounted for as a current production cost and a component of the associated inventory.

Environmental Expenditures. Environmental expenditures are expensed or capitalized, depending upon their future economic benefits. Accruals for such expenditures are recorded when it is probable that obligations have been incurred and the costs can be reasonably estimated. Environmental obligations attributed to the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) or analogous state programs are considered probable when a claim is asserted, or is probable of assertion, and FCX, or any of its subsidiaries, have been associated with the site. Other environmental remediation obligations are considered probable based on specific facts and circumstances. FCX's estimates of these costs are based on an evaluation of various factors, including currently available facts, existing technology, presently enacted laws and regulations, remediation experience, whether or not FCX is a potentially responsible party (PRP) and the ability of other PRPs to pay their allocated portions. With the exception of those obligations assumed in the acquisition of FMC that were recorded at estimated fair values (refer to Note 13 for further discussion), environmental obligations are recorded on an undiscounted basis. Where the available information is sufficient to estimate the amount of the obligation, that estimate has been used. Where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range has been used. Possible recoveries of some of these costs from other parties are not recognized in the consolidated financial statements until they become probable. Legal costs associated with environmental remediation (such as fees to outside law firms for work relating to determining the extent and type of remedial actions and the allocation of costs among PRPs) are included as part of the estimated obligation. Environmental obligations assumed in the acquisition of FMC, which were initially estimated on a discounted basis, are accreted to full value over time through charges to interest expense. Adjustments arising from changes in amounts and timing of estimated costs and settlements may result in increases and decreases in these obligations and are calculated on a discounted basis if they were initially estimated on a discounted basis. Unless these adjustments qualify for capitalization, changes in environmental obligations are charged to operating income when they occur.

FCX performs a comprehensive review of its environmental obligations annually and also reviews changes in facts and circumstances associated with these obligations at least quarterly.

Asset Retirement Obligations. FCX records the fair value of estimated asset retirement obligations (AROs) associated with tangible long-lived assets in the period incurred. Retirement obligations associated with long-lived assets are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction. These obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to cost of sales. In addition, asset retirement costs (ARCs) are capitalized as part of the related asset's carrying value and are depreciated (primarily on a unit-of-production basis) over the asset's respective useful life. Reclamation costs for disturbances are recognized as an ARO and as a related ARC in the period of the disturbance. FCX's AROs consist primarily of costs associated with mine reclamation and closure activities. These activities, which are site specific, generally include costs for earthwork, revegetation, water treatment and demolition (refer to Note 13 for further discussion). At least annually, FCX reviews its ARO estimates for changes in the projected timing of certain reclamation costs, changes in cost estimates and additional AROs incurred during the period.

Litigation Contingencies. At least quarterly, FCX assesses the likelihood of any adverse judgments or outcomes related to legal matters (including pending or threatened litigation matters), as well as ranges of potential losses. A determination of the amount of the reserve required, if any, for litigation contingencies is made after analysis of known issues. FCX records reserves related to legal matters for which it believes it is probable that a loss has been incurred and the amount of such loss can be reasonably estimated. Where the available information is sufficient to estimate the amount of the obligation, that estimate has been used. Where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range has been used. With respect to other matters, for which management has concluded that a loss is only reasonably possible or remote, or not reasonably estimable, no liability has been recorded. For losses assessed as reasonably possible, FCX discloses the nature of the contingency and an estimate of the possible loss or range of loss or states that such an estimate cannot be made. Costs incurred to defend claims are charged to expense as incurred.

Litigation is inherently unpredictable, and it is difficult to project the outcome of particular matters with reasonable certainty; therefore, the actual amount of any loss could differ from the litigation contingencies reflected in FCX's consolidated financial statements. Refer to Note 13 for further discussion of FCX's litigation contingencies.

Income Taxes. FCX accounts for deferred income taxes utilizing an asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statements and the tax basis of assets and liabilities, as measured by current enacted tax rates (refer to Note 12 for further discussion). When appropriate, FCX evaluates the need for a valuation allowance to reduce deferred tax assets to estimated recoverable amounts. The effect on deferred income tax assets and liabilities of a change in tax rates or laws is recognized in income in the period in which such changes are enacted.

FCX accounts for uncertain income tax positions using a threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FCX's policy associated with uncertain tax positions is to record accrued interest in interest expense and accrued penalties in other income and expenses rather than in the provision for income taxes (refer to Note 12 for further discussion).

With the exception of Tenke Fungurume Mining S.A.R.L. (TFM or Tenke) in the Democratic Republic of Congo (DRC), income taxes are provided on the earnings of FCX's material foreign subsidiaries under the assumption that these earnings will be distributed. FCX has determined that undistributed earnings related to TFM are reinvested indefinitely or have been allocated toward specifically identifiable needs of the local operations. FCX has not provided for other differences between the book and tax carrying amounts of its TFM investment as FCX considers its ownership position to be permanent in duration, and quantification of the related deferred tax liability is not practicable.

Derivative Instruments. FCX and its subsidiaries may enter into derivative contracts to manage certain risks resulting from fluctuations in commodity prices (primarily copper and gold), foreign currency exchange rates and interest rates by creating offsetting market exposures. Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at its fair value. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation. Refer to Note 15 for a summary of FCX's outstanding derivative instruments at December 31, 2012, and a discussion of FCX's risk management strategies for those designated as hedges.

Revenue Recognition. FCX sells its products pursuant to sales contracts entered into with its customers. Revenue for all FCX's products is recognized when title and risk of loss pass to the customer and when collectibility is reasonably assured. The passing of title and risk of loss to the customer are based on terms of the sales contract, generally upon shipment or delivery of product.

Revenues from FCX's concentrate and cathode sales are recorded based on a provisional sales price or a final sales price calculated in accordance with the terms specified in the relevant sales contract. Revenues from concentrate sales are recorded net of treatment and all refining charges (including price participation, if applicable, as discussed below) and the impact of derivative contracts. Moreover, because a portion of the metals contained in copper concentrates is unrecoverable as a result of the smelting process, FCX's revenues from concentrate sales are also recorded net of allowances based on the quantity and value of these unrecoverable metals. These allowances are a negotiated term of FCX's contracts and vary by customer. Treatment and refining charges represent payments or price adjustments to smelters and refiners and are either fixed or, in certain cases, vary with the price of copper (referred to as price participation).

Under the long-established structure of sales agreements prevalent in the industry, copper contained in concentrate and cathode is generally provisionally priced at the time of shipment. The provisional prices are finalized in a specified future month (generally one to four months from the shipment date) based on quoted monthly average spot copper prices on the London Metal Exchange (LME) or the New York Mercantile Exchange (COMEX). FCX receives market prices based on prices in the specified future month, which results in price fluctuations recorded to revenues until the date of settlement. FCX records revenues and invoices customers at the time of shipment based on then-current LME or COMEX prices, which results in an embedded derivative (*i.e.*, a pricing mechanism that is finalized after the time of delivery) that is required to be bifurcated from the host contract. The host contract is the sale of the metals contained in the concentrates or cathodes at the then-current LME or COMEX price. FCX applies the normal purchases and normal sales scope exception in accordance with derivatives and hedge accounting guidance to the host contract in its concentrate or cathode sales agreements since these contracts do not allow for net settlement and always result in physical delivery. The embedded derivative does not qualify for hedge accounting and is adjusted to fair value through earnings each period, using the period-end forward prices, until the date of final pricing.

Gold sales are priced according to individual contract terms, generally the average London Bullion Market Association (London PM) price for a specified month near the month of shipment.

Substantially all of FCX's 2012 molybdenum sales were priced based on prices published in *Metals Week, Ryan's Notes* or *Metal Bulletin,* plus conversion premiums for products that undergo additional processing, such as ferromolybdenum and molybdenum chemical products. The majority of these sales use the average price of the previous month quoted by the applicable publication. FCX's remaining molybdenum sales generally have pricing that is either based on the current month published prices or a fixed price.

PT Freeport Indonesia concentrate sales and TFM metal sales are subject to certain royalties, which are recorded as a reduction to revenues (refer to Note 14 for further discussion).

Stock-Based Compensation. Compensation costs for share-based payments to employees, including stock options, are measured at fair value and charged to expense over the requisite service period for awards that are expected to vest. The fair value of stock options is determined using the Black-Scholes-Merton option valuation model. The fair value for restricted stock units is based on FCX's stock price on the date of grant or an appropriate valuation model. The fair value for cash-settled stock appreciation rights (SARs) is the intrinsic value on the reporting or exercise date. FCX estimates forfeitures at the time of grant and revises those estimates in subsequent periods through the final vesting date of the awards if actual forfeitures differ from those estimates. FCX has elected to recognize compensation costs for stock option awards that vest over several years on a straight-line basis over the vesting period. Refer to Note 11 for further discussion.

Earnings Per Share. FCX's basic net income per share of common stock was calculated by dividing net income attributable to FCX common stockholders by the weighted-average shares of common stock outstanding during the year. A reconciliation of net income and weighted-average shares of common stock outstanding for purposes of calculating diluted net income per share for the years ended December 31 follows:

	2012	2011	2010
Net income	$3,980	$ 5,747	$ 5,544
Net income attributable to noncontrolling interests	(939)	(1,187)	(1,208)
Preferred dividends	—	—	(63)
Net income attributable to FCX common stockholders	3,041	4,560	4,273
Plus income impact of assumed conversion of			
6¾% Mandatory Convertible Preferred Stock[a]	—	—	63
Diluted net income attributable to FCX common stockholders	$3,041	$ 4,560	$ 4,336
Weighted-average shares of common stock outstanding	949	947	915
Add shares issuable upon conversion, exercise or vesting of (refer to Note 11):			
6¾% Mandatory Convertible Preferred Stock[a]	—	—	26
Dilutive stock options	4[b]	7[b]	6
Restricted stock units	1	1	2
Weighted-average shares of common stock outstanding for purposes of calculating diluted net income per share	954	955	949
Diluted net income per share attributable to FCX common stockholders	$ 3.19	$ 4.78	$ 4.57

a. All outstanding 6¾% Mandatory Convertible Preferred Stock automatically converted on May 1, 2010, into FCX common stock at a conversion rate of 2.7432 shares of FCX common stock.
b. Excluded shares of common stock associated with outstanding stock options with exercise prices less than the average market price of FCX's common stock that were anti-dilutive based on the treasury stock method of approximately one million for the year ended December 31, 2012, and two million for the year ended December 31, 2011.

Outstanding stock options with exercise prices greater than the average market price of FCX's common stock during the year are excluded from the computation of diluted net income per share of common stock. Excluded amounts were 17 million stock options with a weighted-average exercise price of $44.73 per option in 2012; 4 million stock options with a weighted-average exercise price of $53.91 per option in 2011; and 10 million stock options with a weighted-average exercise price of $38.56 per option in 2010.

New Accounting Standards. In May 2011, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) in connection with guidance for fair value measurements and disclosures. This ASU clarifies the FASB's intent on current guidance, modifies and changes certain guidance and principles, and expands disclosures concerning Level 3 fair value measurements in the fair value hierarchy (including quantitative information about significant unobservable inputs within Level 3 of the fair value hierarchy). In addition, this ASU requires disclosure of the fair value hierarchy for assets and liabilities not measured at fair value in the statement of financial position, but whose fair value is required to be disclosed. FCX adopted this guidance effective January 1, 2012.

In June 2011, FASB issued an ASU in connection with guidance on the presentation of comprehensive income. The objective of this ASU is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This ASU requires an entity to present the components of net income and other comprehensive income and total comprehensive income (includes net income) either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. FCX adopted this ASU and presented total comprehensive income in a separate statement for all periods reported in these financial statements. Additionally, in December 2011, FASB deferred the effective date in this ASU for presenting reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements.

NOTE 2. OWNERSHIP IN SUBSIDIARIES, JOINT VENTURES AND INVESTMENT IN PT SMELTING

Ownership in Subsidiaries. FMC is a fully integrated producer of copper and molybdenum, with mines in North America, South America and the Tenke minerals district in the DRC, and copper and molybdenum conversion facilities. At December 31, 2012, FMC's operating copper mines in North America were Morenci, Bagdad, Safford, Sierrita and Miami located in Arizona, and Tyrone and Chino located in New Mexico. FCX has an 85 percent interest in Morenci (refer to "Joint Ventures — Sumitomo") and owns 100 percent of the other North America copper mines. In addition to copper, certain of FMC's North America copper mines also produce molybdenum concentrates. FMC also owns 100 percent of the Henderson and Climax molybdenum mines located in Colorado. At December 31, 2012, operating copper mines in South America were Cerro Verde (53.56 percent owned) located in Peru, and El Abra (51 percent owned), Candelaria (80 percent owned) and Ojos del Salado (80 percent owned) located in Chile. In addition to copper, certain of FMC's South

America copper mines also produce molybdenum concentrates, gold and silver. At December 31, 2012, FMC owned an effective 56 percent interest in the Tenke minerals district in the DRC (refer to Note 14 for discussion of the change in ownership interest in 2012). In addition to copper, the Tenke minerals district also produces cobalt hydroxide. At December 31, 2012, FMC's net assets totaled $18.2 billion and its accumulated deficit totaled $10.5 billion. FCX had $27 million in intercompany loans outstanding to FMC at December 31, 2012.

FCX's direct ownership in PT Freeport Indonesia totals 81.28 percent (refer to "Joint Ventures – Rio Tinto"). PT Indocopper Investama, an Indonesian company, owns 9.36 percent of PT Freeport Indonesia, and FCX owns 100 percent of PT Indocopper Investama. At December 31, 2012, PT Freeport Indonesia's net assets totaled $4.1 billion and its retained earnings totaled $3.9 billion. As of December 31, 2012, FCX had no loans outstanding to PT Freeport Indonesia.

FCX owns 100 percent of the outstanding Atlantic Copper common stock. At December 31, 2012, Atlantic Copper's net liabilities totaled $57 million and its accumulated deficit totaled $451 million. FCX had $434 million in intercompany loans outstanding to Atlantic Copper at December 31, 2012.

FCX owns an 85.71 percent interest in PT Puncakjaya Power (Puncakjaya Power), the owner of assets supplying power to PT Freeport Indonesia's operations, including the 3x65 megawatt coal-fired power facilities. PT Freeport Indonesia purchases power from Puncakjaya Power under infrastructure asset financing arrangements. At December 31, 2012, FCX did not have any loans outstanding to Puncakjaya Power, PT Freeport Indonesia had infrastructure asset financing obligations payable to Puncakjaya Power totaling $71 million, and Puncakjaya Power had a receivable from PT Freeport Indonesia for $91 million, including Rio Tinto's share. FCX consolidates PT Freeport Indonesia and Puncakjaya Power. FCX's consolidated balance sheets reflect receivables of $20 million ($3 million in other accounts receivable and $17 million in long-term receivables) at December 31, 2012, and $23 million ($3 million in other accounts receivable and $20 million in long-term receivables) at December 31, 2011, for Rio Tinto's share of Puncakjaya Power's receivable from PT Freeport Indonesia as provided for in FCX's joint venture agreement with Rio Tinto.

Joint Ventures. FCX has the following unincorporated joint ventures with third parties.

Rio Tinto. FCX and Rio Tinto have established certain unincorporated joint ventures. Under the joint venture arrangements, Rio Tinto has a 40 percent interest in PT Freeport Indonesia's Contract of Work and the option to participate in 40 percent of any other future exploration projects in Papua, Indonesia.

Pursuant to the joint venture agreement, Rio Tinto has a 40 percent interest in certain assets and future production exceeding specified annual amounts of copper, gold and silver through 2021 in Block A of PT Freeport Indonesia's Contract of Work, and, after 2021, a 40 percent interest in all production from Block A. All of PT Freeport Indonesia's proven and probable reserves and its mining operations are located in the Block A area. Operating, nonexpansion capital and administrative costs are shared proportionately between PT Freeport Indonesia and Rio Tinto based on the ratio of (i) the incremental revenues from production from PT Freeport Indonesia's expansion completed in 1998 to (ii) total revenues from production from Block A, including production from PT Freeport Indonesia's previously existing reserves. PT Freeport Indonesia will continue to receive 100 percent of the cash flow from specified annual amounts of copper, gold and silver through 2021 calculated by reference to its proven and probable reserves as of December 31, 1994, and 60 percent of all remaining cash flow. The agreement provides for adjustments to the specified annual amounts of copper, gold and silver attributable 100 percent to PT Freeport Indonesia upon the occurrence of certain events that cause an interruption in production to occur, including events such as the business interruption and property damage relating to the 2011 incidents affecting PT Freeport Indonesia's concentrate pipelines. As a result of these incidents, the 2011 specified amounts, before smelter recoveries, attributable 100 percent to PT Freeport Indonesia were reduced by 228 million pounds for copper and 224 thousand ounces for gold, which will be offset by identical increases in future periods. The payable to Rio Tinto for its share of joint venture cash flows was $4 million at December 31, 2012, and $45 million at December 31, 2011.

Under the joint venture arrangements, Rio Tinto funded $100 million in 1996 for approved exploration costs in the areas covered by Contracts of Work held by FCX subsidiaries. Agreed-upon exploration costs in the joint venture areas are shared 60 percent by FCX and 40 percent by Rio Tinto. Since September 2008, Rio Tinto is no longer participating in exploration joint ventures in the PT Nabire Bakti Mining and PT Irja Eastern Minerals Contract of Work areas in Indonesia. As a result, as long as Rio Tinto continues not to fund these exploration projects, FCX has the option to fund 100 percent of future exploration costs in these areas and Rio Tinto's interest in these areas will decline over time in accordance with the joint venture agreement. Rio Tinto has the option to resume participation in PT Irja Eastern Minerals on a monthly basis and in PT Nabire Bakti Mining on an annual basis. Rio Tinto continues to participate in exploration joint ventures in PT Freeport Indonesia's Contract of Work areas.

Sumitomo. FCX owns an 85 percent undivided interest in Morenci via an unincorporated joint venture. The remaining 15 percent is owned by Sumitomo, a jointly owned subsidiary of Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation. Each partner takes in kind its share of Morenci's production. FMC purchased 69 million pounds of Morenci's copper cathode from Sumitomo for $250 million during 2012. FCX had a receivable from Sumitomo of $49 million at December 31, 2012, and $12 million at December 31, 2011.

Investment in PT Smelting. PT Smelting, an Indonesian company, operates a smelter and refinery in Gresik, Indonesia. PT Smelting's production capacity is 275,000 metric tons of copper per year. PT Freeport Indonesia owns 25 percent of the outstanding PT Smelting common stock, which is accounted for using the equity method (refer to Note 6 for further discussion).

PT Freeport Indonesia's contract with PT Smelting provides for the supply of 100 percent of the copper concentrate requirements necessary for PT Smelting to produce 205,000 metric tons of copper annually (essentially the smelter's original design capacity) on a priority basis. For the first 15 years of PT Smelting's commercial operations, beginning December 1998, PT Freeport Indonesia agreed that the combined treatment and refining charges would approximate market rates, but will not fall below specified minimum rates. The minimum rate, applicable to the period April 27, 2008, to April 27, 2014, is determined annually and must be sufficient to cover PT Smelting's annual cash operating costs (net of credits and including costs of debt service) for 205,000 metric tons of copper. The maximum rate is $0.30 per pound. PT Freeport Indonesia also sells copper concentrate to PT Smelting at market rates, which are not subject to a minimum or maximum rate, for quantities in excess of 205,000 metric tons of copper annually.

FCX's investment in PT Smelting (net of PT Freeport Indonesia's share of profits on sales to PT Smelting still in PT Smelting's inventory totaling $39 million at December 31, 2012, and $2 million at December 31, 2011) totaled $89 million at December 31, 2012, and $125 million at December 31, 2011. PT Smelting had project-specific debt, nonrecourse to PT Freeport Indonesia, totaling $240 million at December 31, 2012, and $320 million at December 31, 2011. PT Freeport Indonesia had a trade receivable from PT Smelting totaling $152 million at December 31, 2012, and $116 million at December 31, 2011.

NOTE 3. INVENTORIES, INCLUDING LONG-TERM MILL AND LEACH STOCKPILES

The components of inventories, excluding mill and leach stockpiles, follow:

December 31,	2012	2011
Mining operations:[a]		
Raw materials	$ 2	$ 1
Finished goods[b]	904	769
Atlantic Copper:		
Raw materials (concentrates)	235	260
Work-in-process	252	187
Finished goods	7	9
Total product inventories	$1,400	$1,226
Total materials and supplies, net[c]	$1,504	$1,354

a. FCX's mining operations also have work-in-process inventories (*i.e.*, mill and leach stockpiles), which are summarized below.

b. Primarily included molybdenum concentrates and copper concentrates, anodes, cathodes and rod.

c. Materials and supplies inventory was net of obsolescence reserves totaling $27 million at December 31, 2012, and $26 million at December 31, 2011.

A summary of mill and leach stockpiles follows:

December 31, 2012	North America	South America	Indonesia	Africa	Total
Current:					
Mill stockpiles	$ 53	$ 23	$ 28	$ —	$ 104
Leach stockpiles	1,208	271	—	89	1,568
Total current mill and leach stockpiles	$1,261	$294	$ 28	$ 89	$1,672
Long-term:[a]					
Mill stockpiles	$ 5	$610	$—	$ —	$ 615
Leach stockpiles	741	363	—	236	1,340
Total long-term mill and leach stockpiles	$ 746	$973	$—	$236	$1,955

December 31, 2011	North America	South America	Indonesia	Africa	Total
Current:					
Mill stockpiles	$ 40	$ 11	$ 18	$ —	$ 69
Leach stockpiles	963	216	—	41	1,220
Total current mill and leach stockpiles	$1,003	$227	$ 18	$ 41	$1,289
Long-term:[a]					
Mill stockpiles	$ —	$535	$—	$ —	$ 535
Leach stockpiles	718	284	—	149	1,151
Total long-term mill and leach stockpiles	$ 718	$819	$—	$149	$1,686

a. Estimated metals in stockpiles not expected to be recovered within the next 12 months.

NOTE 4. PROPERTY, PLANT, EQUIPMENT AND DEVELOPMENT COSTS, NET

The components of net property, plant, equipment and development costs follow:

December 31,	2012	2011
Proven and probable reserves	$ 4,630	$ 4,572
VBPP	1,067	1,071
Development and other	3,821	3,447
Buildings and infrastructure	3,811	3,151
Machinery and equipment	9,472	8,171
Mobile equipment	3,447	2,859
Construction in progress	3,402	2,704
Property, plant, equipment and development costs	29,650	25,975
Accumulated depreciation, depletion and amortization	(8,651)	(7,526)
Property, plant, equipment and development costs, net	$20,999	$18,449

FCX recorded $2.2 billion for VBPP in connection with the FMC acquisition in 2007 and transferred none to proven and probable reserves during 2012, $23 million during 2011 and $739 million prior to 2011. Cumulative impairments of VBPP total $481 million, of which $4 million was recorded in 2012, $6 million in 2011 and none in 2010.

Capitalized interest is primarily related to FCX's capital projects and totaled $81 million in 2012, $109 million in 2011 and $66 million in 2010.

NOTE 5. LONG-TERM RECEIVABLES

The components of long-term receivables follow:

December 31,	2012	2011
Income taxes	$339	$295
Loan to a DRC public electric utility	149	138
Disputed tax assessments (refer to Note 13)	148	109
Loan to La Générale des Carrières et des Mines (related party)	32	30
Other	101	103
Total long-term receivables	$769	$675

NOTE 6. OTHER ASSETS

The components of other assets follow:

December 31,	2012	2011
Investments:		
MMR[a]	$ 446	$ 475
PT Smelting[b]	89	125
Available-for-sale securities	46	9
Other	51	49
Intangible assets[c]	334	325
Deferred tax assets	220	2
Trust assets[d]	163	152
Debt issue costs	26	40
Other	45	36
Total other assets	$1,420	$1,213

a. In December 2010, FCX purchased 500,000 shares of MMR's 5.75% Convertible Perpetual Preferred Stock (the MMR Preferred Stock) for an aggregate purchase price of $500 million. The MMR Preferred Stock is initially convertible into 62.5 shares of MMR common stock per share of MMR Preferred Stock (an aggregate of 31.25 million shares of MMR common stock), at an initial conversion price of $16 per share of MMR common stock. FCX's investment in MMR is recorded at cost. Dividends received are recorded as a return of investment because of MMR's reported losses. Several of FCX's directors and executive officers also serve as directors or executive officers of MMR. Refer to Note 1 for discussion of the proposed acquisition of MMR.

b. FCX's 25 percent ownership in PT Smelting is recorded using the equity method. Amounts were reduced by unrecognized profits on sales from PT Freeport Indonesia to PT Smelting totaling $39 million at December 31, 2012, and $2 million at December 31, 2011.

c. Intangible assets were net of accumulated amortization totaling $71 million at December 31, 2012, and $62 million at December 31, 2011.

d. Included $161 million at December 31, 2012, and $151 million at December 31, 2011, of legally restricted funds for AROs related to properties in New Mexico (refer to Note 13 for further discussion).

NOTE 7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Additional information regarding accounts payable and accrued liabilities follows:

December 31,	2012	2011
Accounts payable	$1,568	$1,353
Salaries, wages and other compensation	287	257
Pension, postretirement, postemployment and other employee benefits[a]	140	180
Deferred revenue	94	69
Other accrued taxes	92	92
Accrued interest[b]	35	69
Rio Tinto's share of joint venture cash flows	4	45
Other	104	129
Total accounts payable and accrued liabilities	$2,324	$2,194

a. Refer to Note 8 for long-term portion and Note 10 for further discussion.

b. Third-party interest paid, net of capitalized interest, was $111 million in 2012, $225 million in 2011 and $365 million in 2010.

NOTE 8. OTHER LIABILITIES

Additional information regarding other liabilities follows:

December 31,	2012	2011
Pension, postretirement, postemployment and other employment benefits[a]	$1,307	$1,277
Reserve for uncertain tax benefits	107	128
Insurance claim reserve (refer to Note 13)	44	50
Atlantic Copper contractual obligation to insurance company (refer to Note 10)	33	39
Other	153	157
Total other liabilities	$1,644	$1,651

a. Refer to Note 7 for current portion and Note 10 for further discussion.

NOTE 9. DEBT

The components of debt follow:

December 31,	2012	2011
Revolving Credit Facility	$ —	$ —
Senior Notes:		
3.55% Senior Notes due 2022	1,995	—
1.40% Senior Notes due 2015	500	—
2.15% Senior Notes due 2017	500	—
8.375% Senior Notes due 2017	—	3,011
9½% Senior Notes due 2031	130	131
6⅛% Senior Notes due 2034	115	115
7⅛% Debentures due 2027	115	115
Other (including equipment capital leases and short-term borrowings)	172	165
Total debt	3,527	3,537
Less current portion of debt	(2)	(4)
Long-term debt	$3,525	$3,533

Revolving Credit Facility. FCX entered into a senior unsecured revolving credit facility on March 30, 2011, which replaced the existing revolving credit facilities that were scheduled to mature on March 19, 2012. FCX recognized a loss on early extinguishment of debt totaling $7 million ($6 million to net income attributable to FCX common stockholders) during 2011 associated with this transaction. The revolving credit facility is available until March 30, 2016, in an aggregate principal amount of $1.5 billion, with $500 million available to PT Freeport Indonesia. At December 31, 2012, FCX had no borrowings and $43 million of letters of credit issued under the revolving credit facility, resulting in availability of approximately $1.5 billion, of which $957 million could be used for additional letters of credit.

Interest on the revolving credit facility is generally based on the London Interbank Offered Rate (LIBOR) plus 1.75 percent, subject to an increase or decrease in the interest rate margin based on the credit ratings assigned to FCX's senior unsecured debt by Standard & Poor's Rating Services and Moody's Investors Service.

The obligations of FCX and PT Freeport Indonesia under the revolving credit facility are not guaranteed by any subsidiaries and are unsecured; however, FCX may at any time designate any subsidiary (other than PT Freeport Indonesia) as a subsidiary guarantor.

Senior Notes. In February 2012, FCX sold $500 million of 1.40% Senior Notes due 2015, $500 million of 2.15% Senior Notes due 2017 and $2.0 billion of 3.55% Senior Notes due 2022 for total net proceeds of $2.97 billion. Interest on the 1.40% Senior Notes is payable semiannually on February 13 and August 13. Interest on the 2.15% Senior Notes and the 3.55% Senior Notes is payable semiannually on March 1 and September 1. The 1.40% Senior Notes and the 2.15% Senior Notes are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price prior to the redemption date. The 3.55% Senior Notes are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price prior to December 1, 2021, and thereafter at 100 percent of principal. These senior notes rank equally with FCX's other existing and future unsecured and unsubordinated indebtedness.

In March 2007, in connection with financing FCX's acquisition of FMC, FCX sold $3.5 billion of 8.375% Senior Notes due April 2017, $1.5 billion of 8.25% Senior Notes due April 2015 and $1.0 billion of Senior Floating Rate Notes due April 2015 for total net proceeds of $5.9 billion. During 2010, FCX purchased in open-market transactions $218 million of the 8.25% Senior Notes for $237 million and $329 million of the 8.375% Senior Notes for $358 million, which resulted in losses on early extinguishment of debt totaling $55 million ($48 million to net income attributable to FCX common stockholders). On April 1, 2010, FCX redeemed all of its $1 billion of outstanding Senior Floating Rates Notes for which holders received 101 percent of the principal amount together with accrued and unpaid interest. As a result of this redemption, FCX recorded a loss on early extinguishment of debt totaling $22 million ($20 million to net income attributable to FCX common stockholders) during 2010. On April 1, 2011, FCX redeemed all its remaining $1.1 billion of outstanding 8.25% Senior Notes for which holders received 104.125 percent of the principal amount together with accrued and unpaid interest. As a result of this redemption, FCX recorded a loss on early extinguishment of debt totaling $55 million ($49 million to net income attributable to FCX common stockholders) during 2011. On March 14, 2012, FCX redeemed the remaining $3.0 billion of its outstanding 8.375% Senior Notes due 2017, for which holders received 104.553 percent of the principal amount together with the accrued and unpaid interest. As a result of this redemption, FCX recorded a loss on early extinguishment of debt of $168 million ($149 million to net income attributable to FCX common stockholders) during 2012.

In March 2007, in connection with the acquisition of FMC, FCX assumed the 9½% Senior Notes due 2031, the 6⅛% Senior Notes due March 2034 and the 7⅛% Debentures due November 2027 with a stated value of $462 million. These senior notes and debentures bear interest payable semiannually and are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price. The carrying value of these senior notes and debentures were increased by a net $32 million to reflect the fair market value at the acquisition date. The net increase in value is being amortized over the term of these senior notes and debentures and recorded as a net reduction to interest expense. During 2010, FCX purchased in an open-market transaction $18 million of the 9½% Senior Notes for $26 million and recorded losses on early extinguishment of debt totaling $4 million ($3 million to net income attributable to FCX common stockholders). During 2011, FCX purchased in an open-market transaction $35 million of the 9½% Senior Notes for $49 million and recorded losses on early extinguishment of debt totaling $6 million ($5 million to net income attributable to FCX common stockholders). At December 31, 2012, the outstanding principal amount of these senior notes and debentures was $346 million.

All of FCX's senior notes are unsecured.

Restrictive Covenants. FCX's credit facility and senior notes contain certain restrictive covenants. The credit facility includes covenants that are typical for investment-grade companies, including limitations on liens and subsidiary debt. The credit facility also includes financial ratios governing maximum total leverage and minimum interest coverage. The senior notes contain limitations on liens that are generally typical for investment-grade companies.

Maturities. Maturities of debt instruments based on the amounts and terms outstanding at December 31, 2012, total $2 million in 2013, $500 million in 2015, $500 million in 2017 and $2,525 million thereafter.

NOTE 10. EMPLOYEE BENEFITS

Pension Plans. Following is a discussion of FCX's pension plans.

FMC Plans. FMC has trusteed, non-contributory pension plans covering substantially all of its U.S. employees and some employees of its international subsidiaries hired before 2007. The applicable FMC plan design determines the manner in which benefits are calculated for any particular group of employees. For certain of these plans, benefits are calculated based on final average monthly compensation and years of service. In the case of other plans, benefits are calculated based on a fixed amount for each year of service. Participants in the FMC plans generally vest in their accrued benefits after five years of service. Non-bargained FMC employees hired after December 31, 2006, are not eligible to participate in the FMC U.S. pension plan.

FCX's funding policy for these plans provides that contributions to pension trusts shall be at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, for U.S. plans; or, in the case of international plans, the minimum legal requirements that may be applicable in the various countries. Additional contributions also may be made from time to time.

FCX's policy for determining asset-mix targets for the Freeport-McMoRan Corporation Defined Benefit Master Trust (Master Trust) includes the periodic development of asset and liability studies to determine expected long-term rates of return and expected risk for various investment portfolios. FCX's retirement plan administration and investment committee considers these studies in the formal establishment of asset-mix targets. FCX's investment objective emphasizes the need to maintain a well-diversified investment program through both the allocation of the Master Trust assets among asset classes and the selection of investment managers whose various styles are fundamentally complementary to one another and serve to achieve satisfactory rates of return. Diversification, by asset class and by investment manager, is FCX's principal means of reducing volatility and exercising prudent investment judgment. FCX's present target asset allocation approximates 49 percent equity investments (39 percent global equities, 6 percent emerging markets equities and 4 percent U.S. equities), 40 percent fixed income (16 percent long-term treasury STRIPS or "separate trading or registered interest and principal securities," 5 percent international fixed income, 5 percent high yield, 4 percent treasury inflation-protection securities, 4 percent long-term U.S. treasury/agency bonds, 3 percent long-term high-credit quality corporate bonds and 3 percent emerging markets fixed income) and 11 percent alternative investments (5 percent real estate investment trusts, 3 percent private equity and 3 percent private real estate).

The expected rate of return on plan assets is evaluated at least annually, taking into consideration asset allocation, historical returns on the types of assets held in the Master Trust and the current economic environment. Based on these factors, FCX expects the pension assets will earn an average of 7.5 percent per annum beginning January 1, 2013. The 7.5 percent estimation was based on a passive return on a compound basis of 6.7 percent and a premium for active management of 0.8 percent reflecting the target asset allocation and current investment array.

For estimation purposes, FCX assumes the long-term asset mix for these plans generally will be consistent with the current mix. Changes in the asset mix could impact the amount of recorded pension income or expense, the funded status of the plans and the need for future cash contributions. A lower-than-expected return on assets also would decrease plan assets and increase the amount of recorded pension expense in future years. When calculating the expected return on plan assets, FCX uses the market value of assets.

Among the assumptions used to estimate the benefit obligation is a discount rate used to calculate the present value of expected future benefit payments for service to date. The discount rate assumption for FCX's U.S. plans is designed to reflect yields on high-quality, fixed-income investments for a given duration. The determination of the discount rate for these plans is based on expected future benefit payments for service to date together with the Mercer Pension Discount Curve — Above Mean Yield. The Mercer Pension Discount Curve — Above Mean Yield is constructed from the bonds in the Mercer Pension Discount Curve that have a yield higher than the regression mean yield curve. The Mercer Pension Discount Curve consists of spot (*i.e.*, zero coupon) interest rates at one-half year increments for each of the next 30 years and is developed based on pricing and yield information for high-quality corporate bonds. Prior to December 31, 2012, FCX determined its discount rate using the Mercer Pension Discount Curve. Changes in the discount rate are reflected in FCX's benefit obligation and, therefore, in future pension costs.

Other FCX Plans. In February 2004, FCX established an unfunded Supplemental Executive Retirement Plan (SERP) for its two most senior executive officers. The SERP provides for retirement benefits payable in the form of a joint and survivor annuity or an equivalent lump sum. The annuity will equal a percentage of the executive's highest average compensation for any consecutive three-year period during the five years immediately preceding the earlier of the executive's retirement or completion of 25 years of credited service. The SERP benefit will be reduced by the value of all benefits paid or due under any defined benefit or defined contribution plan sponsored by FM Services Company, FCX's wholly owned subsidiary, FCX or its predecessor, but not including accounts funded exclusively by deductions from participant's pay. FCX also has an unfunded pension plan for its directors and an excess benefits plan for its executives, both of which no longer accrue benefits.

PT Freeport Indonesia Plan. PT Freeport Indonesia has a defined benefit pension plan denominated in Indonesian rupiah covering substantially all of its Indonesian national employees. PT Freeport Indonesia funds the plan and invests the assets in accordance with Indonesian pension guidelines. The pension obligation was valued at an exchange rate of 9,622 rupiah to one U.S. dollar on December 31, 2012, and 9,060 rupiah to one U.S. dollar on December 31, 2011. Indonesian labor laws enacted in 2003 require that companies provide a minimum level of benefits to employees upon employment termination based on the reason for termination and the employee's years of service. PT Freeport Indonesia's pension benefit disclosures include benefits related to this law. PT Freeport Indonesia's expected rate of return on plan assets is evaluated at least annually, taking into consideration its long-range estimated return for the plan based on the asset mix. Based on these factors, PT Freeport Indonesia expects its pension assets will earn an average of 7.5 percent per annum beginning January 1, 2013.

Atlantic Copper Plan. Atlantic Copper has a contractual obligation denominated in euros to supplement amounts paid to certain retired Spanish national employees. As required by Spanish law, beginning in August 2002, Atlantic Copper began funding 7.2 million euros ($9 million based on a December 31, 2012, exchange rate of $1.32 per euro) annually for 15 years to an approved insurance company for its estimated 72 million euro contractual obligation to the retired employees. The insurance company invests the plan assets in accordance with Spanish regulations, and Atlantic Copper has no control over these investments.

Plan Information. FCX uses a measurement date of December 31 for its plans. Information for those plans where the accumulated benefit obligations exceed the plan assets follows:

December 31,	2012	2011
Projected benefit obligation	$2,247	$2,055
Accumulated benefit obligation	2,031	1,874
Fair value of plan assets	1,443	1,261

Information on the FCX (including FMC's plans and FCX's SERP, director and excess benefits plans), PT Freeport Indonesia and Atlantic Copper plans as of December 31 follows:

	FCX		PT Freeport Indonesia		Atlantic Copper	
	2012	2011	2012	2011	2012	2011
Change in benefit obligation:						
Benefit obligation at beginning of year	$1,791	$1,598	$ 206	$135	$ 65	$ 71
Service cost	27	24	17	13	—	—
Interest cost	79	83	14	11	2	3
Actuarial losses	142	172	25	55	—	—
Foreign exchange losses (gains)	1	(1)	(13)	(1)	—	(1)
Benefits paid	(86)	(85)	(9)	(7)	(7)	(8)
Benefit obligation at end of year	1,954	1,791	240	206	60	65
Change in plan assets:						
Fair value of plan assets at beginning of year	1,141	1,112	107	97	26	23
Actual return on plan assets	140	88	12	9	—	—
Employer contributions[a]	105	26	26	9	9	11
Foreign exchange losses	—	—	(6)	(1)	(1)	—
Benefits paid	(86)	(85)	(9)	(7)	(7)	(8)
Fair value of plan assets at end of year	1,300	1,141	130	107	27	26
Funded status	$ (654)	$ (650)	$(110)	$ (99)	$ (33)	$ (39)
Accumulated benefit obligation	$1,842	$1,701	$ 136	$115	$ 60	$ 65
Weighted-average assumptions used to determine benefit obligations:						
Discount rate[b]	4.10%	4.60%	6.25%	7.00%	6.77%	6.77%
Rate of compensation increase[c]	3.75%	3.75%	8.00%	8.00%	N/A	N/A
Balance sheet classification of funded status:						
Other assets	$ 7	$ 6	$ —	$ —	$ —	$ —
Accounts payable and accrued liabilities	(4)	(4)	—	—	—	—
Other liabilities	(657)	(652)	(110)	(99)	(33)	(39)
Total	$ (654)	$ (650)	$(110)	$ (99)	$ (33)	$ (39)

a. Employer contributions for 2013 are expected to approximate $27 million for the FCX plans, $27 million for the PT Freeport Indonesia plan (based on a December 31, 2012, exchange rate of 9,622 Indonesian rupiah to one U.S. dollar) and $9 million for the Atlantic Copper plan (based on a December 31, 2012, exchange rate of $1.32 per euro).

b. The discount rate shown in 2012 and 2011 for the FCX plans related to all plans except the SERP plan. The SERP plan's discount rate in 2012 and 2011 was 4.00 percent.

c. The rate of compensation increase shown for the FCX plans related only to the FMC plans.

The weighted-average assumptions used to determine net periodic benefit cost and the components of net periodic benefit cost for FCX's pension plans (FMC's plans and FCX's SERP, director and excess benefits plans) for the years ended December 31 follow:

	2012	2011	2010
Weighted-average assumptions:			
Discount rate:			
FMC plans	4.60%	5.40%	5.80%
FCX SERP	4.00%	4.00%	4.00%
Expected return on plan assets[a]	7.50%	8.00%	8.50%
Rate of compensation increase[a]	3.75%	3.75%	4.25%
Service cost	$ 27	$ 24	$ 26
Interest cost	79	83	82
Expected return on plan assets	(86)	(86)	(87)
Amortization of prior service cost	(1)	(1)	(1)
Amortization of net actuarial losses	33	19	22
Net periodic benefit cost	$ 52	$ 39	$ 42

a. The assumptions shown relate only to the FMC plans.

The weighted-average assumptions used to determine net periodic benefit cost and the components of net periodic benefit cost for PT Freeport Indonesia's pension plan for the years ended December 31 follow:

	2012	2011	2010
Weighted-average assumptions:			
Discount rate	7.00%	8.50%	10.50%
Expected return on plan assets	9.25%	9.25%	8.25%
Rate of compensation increase	8.00%	8.00%	8.00%
Service cost	$ 17	$ 13	$ 8
Interest cost	14	11	8
Expected return on plan assets	(9)	(9)	(7)
Amortization of prior service cost	1	1	1
Amortization of net actuarial loss	7	3	—
Net periodic benefit cost	$ 30	$ 19	$ 10

Included in accumulated other comprehensive loss are the following amounts that have not been recognized in net periodic pension cost as of December 31:

	2012		2011	
	Before Taxes	After Taxes and Noncontrolling Interests	Before Taxes	After Taxes and Noncontrolling Interests
Prior service credits	$ (2)	$ (1)	$ (2)	$ (1)
Net actuarial loss	705	429	642	390
	$703	$428	$640	$389

Actuarial losses in excess of 10 percent of the greater of the projected benefit obligation or market-related value of plan assets are amortized over the expected average remaining future service period of the current active participants. The amount expected to be recognized in 2013 net periodic pension cost for actuarial losses is $47 million ($29 million net of tax and noncontrolling interests).

FCX does not expect to have any plan assets returned to it in 2013. Plan assets are classified within a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), then to significant observable inputs (Level 2) and the lowest priority to significant unobservable inputs (Level 3). For further discussion of the different levels of the fair value hierarchy, refer to Note 16.

A summary of the fair value hierarchy for pension plan assets associated with the FCX plans follows:

	Fair Value at December 31, 2012			
	Total	Level 1	Level 2	Level 3
Commingled/collective funds:				
Global equity	$ 481	$ —	$ 481	$ —
U.S. real estate securities	61	—	61	—
U.S. small-cap equity	52	—	52	—
Real estate property	41	—	—	41
Short-term investments	40	—	40	—
Open-ended mutual funds:				
Government bonds	48	48	—	—
Emerging markets equity	41	41	—	—
Corporate bonds	23	23	—	—
Mutual funds:				
Foreign bonds	54	54	—	—
Emerging markets bond	37	37	—	—
Emerging markets equity	28	28	—	—
Fixed income:				
Government bonds	241	—	241	—
Corporate bonds	82	—	82	—
Private equity investments	45	—	—	45
Other investments	33	1	32	—
Total investments	1,307	$ 232	$ 989	$ 86
Cash and receivables	5			
Payables	(12)			
Total pension plan net assets	$1,300			

	Fair Value at December 31, 2011			
	Total	Level 1	Level 2	Level 3
Commingled/collective funds:				
Global equity	$ 408	$ —	$ 408	$ —
U.S. real estate securities	52	—	52	—
U.S. small-cap equity	45	—	45	—
Real estate property	35	—	—	35
Short-term investments	22	—	22	—
Open-ended mutual funds:				
Government bonds	50	50	—	—
Emerging markets equity	36	36	—	—
Corporate bonds	22	22	—	—
Mutual funds:				
Foreign bonds	43	43	—	—
Emerging markets bond	32	32	—	—
Emerging markets equity	24	24	—	—
Fixed income:				
Government bonds	233	—	233	—
Corporate bonds	73	—	73	—
Private equity investments	50	—	—	50
Other investments	23	—	23	—
Total investments	1,148	$ 207	$ 856	$ 85
Cash and receivables	6			
Payables	(13)			
Total pension plan net assets	$1,141			

Following is a description of the pension plan asset categories and the valuation techniques used to measure fair value. There have been no changes to the techniques used to measure fair value.

Commingled/collective funds are managed by several fund managers and are valued at the net asset value per unit of the fund. For most of these funds, the majority of the underlying assets are actively traded equity securities; however, the unit level is considered to be at the fund level. These funds (except the real estate property funds) require less than a month's notice for redemptions and, as such, are classified within Level 2 of the fair value hierarchy. Real estate property funds are valued at net realizable value using information from independent appraisal firms, who have knowledge and expertise about the current market values of real property in the same vicinity as the investments. Redemptions of the real estate property funds are allowed once per quarter, subject to available cash and, as such, are classified within Level 3 of the fair value hierarchy.

Open-ended mutual funds are managed by registered investment companies and are valued at the daily published net asset value of shares/units held. Because redemptions and purchases of shares/units occur at the net asset value without any adjustments to the published net asset value that is provided on an ongoing basis (active-market criteria are met), these investments are classified within Level 1 of the fair value hierarchy.

Mutual funds are valued at the closing price reported on the active market on which the individual securities are traded and, as such, are classified within Level 1 of the fair value hierarchy.

Fixed income investments include government and corporate bonds held directly by the Master Trust or through commingled funds. Fixed income securities are valued using a bid evaluation or a mid evaluation and, as such, are classified within Level 2 of the fair value hierarchy. A bid evaluation is an estimated price at which a dealer would pay for a security. A mid evaluation is the average of the estimated price at which a dealer would sell a security and the estimated price at which a dealer would pay for a security. These evaluations are based on quoted prices, if available, or models that use observable inputs.

Private equity investments are valued at net realizable value using information from general partners and, as such, are classified within Level 3 of the fair value hierarchy because of the inherent restrictions on redemptions that may affect the ability to sell the investments at their net asset value in the near term.

A summary of changes in the fair value of FCX's Level 3 pension plan assets for the years ended December 31 follow:

	Private Equity Investments	Real Estate Property	Total
Balance at January 1, 2011	$46	$28	$74
Actual return on plan assets:			
Realized (losses) gains	(2)	2	—
Net unrealized gains related to assets still held at the end of the year	5	5	10
Purchases	5	—	5
Settlements, net	(4)	—	(4)
Balance at December 31, 2011	50	35	85
Actual return on plan assets:			
Realized gains	—	2	2
Net unrealized (losses) gains related to assets still held at the end of the year	(5)	4	(1)
Purchases	4	—	4
Settlements, net	(4)	—	(4)
Balance at December 31, 2012	$45	$41	$86

A summary of the fair value hierarchy for pension plan assets associated with the PT Freeport Indonesia plan follows:

	Fair Value at December 31, 2012			
	Total	Level 1	Level 2	Level 3
Common stocks	$ 32	$32	$ —	$ —
Government bonds	27	27	—	—
Mutual funds	10	10	—	—
Total investments	69	$69	$ —	$ —
Cash and receivables[a]	61			
Total pension plan net assets	$130			

	Fair Value at December 31, 2011			
	Total	Level 1	Level 2	Level 3
Common stocks	$ 29	$29	$ —	$ —
Government bonds	22	22	—	—
Total investments	51	$51	$ —	$ —
Cash and receivables[a]	56			
Total pension plan net assets	$107			

a. Cash consisted primarily of short-term time deposits.

Following is a description of the valuation techniques used for pension plan assets measured at fair value associated with the PT Freeport Indonesia plan. There have been no changes to the techniques used to measure fair value.

Common stocks, government bonds and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded.

The techniques described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while FCX believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The expected benefit payments for FCX's (including FMC's plans and FCX's SERP, director and excess benefits plans) and PT Freeport Indonesia's pension plans follow:

	FCX	PT Freeport Indonesia[a]
2013	$ 89	$ 14
2014	141	10
2015	92	11
2016	95	11
2017	98	15
2018 through 2022	536	130

a. Based on a December 31, 2012, exchange rate of 9,622 Indonesian rupiah to one U.S. dollar.

Atlantic Copper's plan is administered by a third-party insurance company, and Atlantic Copper is not provided asset allocations. Atlantic Copper's expected benefit payments by a third-party insurance company are $7 million per year (based on a December 31, 2012, exchange rate of $1.32 per euro).

Postretirement and Other Benefits. FCX also provides postretirement medical and life insurance benefits for certain U.S. employees and, in some cases, employees of certain international subsidiaries. These postretirement benefits vary among plans, and many plans require contributions from retirees. The expected cost of providing such postretirement benefits is accrued during the years employees render service.

The discount rate for FCX's postretirement medical and life insurance benefit plans was determined on the same basis as FCX's pension plans. Information on the postretirement benefit plans as of December 31 follows:

	2012	2011
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 223	$ 240
Service cost	1	1
Interest cost	9	11
Actuarial losses (gains)	2	(7)
Benefits paid, net of employee and joint venture partner contributions, and Medicare Part D subsidy	(22)	(22)
Benefit obligation at end of year	213	223
Change in plan assets:		
Fair value of plan assets at beginning of year	—	—
Employer and partner contributions	25	25
Employee contributions	10	12
Benefits paid	(35)	(37)
Fair value of plan assets at end of year	—	—
Funded status	$(213)	$(223)
Discount rate assumption	3.50%	4.20%
Balance sheet classification of funded status:		
Accounts payable and accrued liabilities	$ (21)	$ (23)
Other liabilities	(192)	(200)
Total	$(213)	$(223)

Included in accumulated other comprehensive loss are amounts not recognized in net periodic benefit cost for unrecognized actuarial gains of $2 million ($1 million net of tax and noncontrolling interests) at December 31, 2012, and $4 million ($3 million net of tax and noncontrolling interests) at December 31, 2011. No amount is expected to be recognized in net periodic benefit cost in 2013 for unrecognized actuarial gains.

Expected benefit payments for these plans total $21 million for 2013, $19 million for 2014, $18 million for 2015, $17 million for 2016, $16 million for 2017 and $76 million for 2018 through 2022.

The weighted-average assumptions used to determine net periodic benefit cost and the components of net periodic benefit cost for FCX's postretirement benefits for the years ended December 31 follow:

	2012	2011	2010
Weighted-average assumptions:			
Discount rate	4.20%	4.90%	5.20%
Service cost	$ 1	$ 1	$ 1
Interest cost	9	11	13
Net periodic benefit cost	$ 10	$ 12	$ 14

The assumed medical-care trend rates at December 31 follow:

	2012	2011
Medical-care cost trend rate assumed for the next year	7.75%	8.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.25%	4.50%
Year that the rate reaches the ultimate trend rate	2027	2026

The effect of a one-percent increase or decrease in the medical-care cost trend rates assumed for postretirement medical benefits would result in increases or decreases of less than $1 million in the aggregate service and interest cost components; for the postretirement benefit obligation, the effect of a one-percent increase is approximately $6 million and the effect of a one-percent decrease is approximately $5 million.

FCX has a number of postemployment plans covering severance, long-term disability income, continuation of health and life insurance coverage for disabled employees or other welfare benefits. The accumulated postemployment benefit consisted of a current portion of $8 million (included in accounts payable and accrued liabilities) and a long-term portion of $69 million (included in other liabilities) at December 31, 2012, and a current portion of $7 million (included in accounts payable and accrued liabilities) and a long-term portion of $57 million (included in other liabilities) at December 31, 2011.

FCX also sponsors savings plans for the majority of its U.S. employees. The plans allow employees to contribute a portion of their pre-tax income in accordance with specified guidelines. These savings plans are principally qualified 401(k) plans for all U.S. salaried and non-bargained hourly employees. In these plans, participants exercise control and direct the investment of their contributions and account balances among various investment options. FCX contributes to these plans at varying rates and matches a percentage of employee pre-tax deferral contributions up to certain limits, which vary by plan. For employees whose eligible compensation exceeds certain levels, FCX provides an unfunded defined contribution plan, which has a liability balance of $59 million at December 31, 2012, and $56 million at December 31, 2011.

The costs charged to operations for employee savings plans totaled $43 million in 2012, $35 million in 2011 and $36 million in 2010. FCX has other employee benefit plans, certain of which are related to FCX's financial results, which are recognized in operating costs.

NOTE 11. STOCKHOLDERS' EQUITY AND STOCK-BASED COMPENSATION

FCX's authorized shares of capital stock total 1.85 billion shares, consisting of 1.8 billion shares of common stock and 50 million shares of preferred stock.

Common Stock. At December 31, 2012, 23.7 million shares remain available for purchase under FCX's open-market share purchase program, which does not have an expiration date. There have been no purchases under this program since 2008. The timing of future purchases of FCX's common stock is dependent on many factors, including FCX's operating results, cash flows and financial position; copper, molybdenum and gold prices; the impact of the proposed acquisitions; the price of FCX's common stock; and general economic and market conditions.

FCX's Board of Directors (the Board) authorized increases in the cash dividend on FCX's common stock to an annual rate of $0.60 per share in April 2010, then to an annual rate of $1.00 per share in October 2010 and then to the current annual rate of $1.25 per share in February 2012. The Board also declared two supplemental cash dividends of $0.50 per share, which were paid in December 2010 and June 2011. On December 26, 2012, the Board declared a regular quarterly dividend of $0.3125 per share, which was paid on February 1, 2013, to common shareholders of record at the close of business on January 15, 2013. The declaration of dividends is at the discretion of the Board and will depend on FCX's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

Preferred Stock. On March 28, 2007, FCX sold 28.75 million shares of 6¾% Mandatory Convertible Preferred Stock for net proceeds of $2.8 billion. The 6¾% Mandatory Convertible Preferred Stock was automatically converted on May 1, 2010, into 78.9 million shares of FCX common stock.

Stock Award Plans. FCX currently has awards outstanding under its stock-based compensation plans, including two FMC plans resulting from the 2007 acquisition. As of December 31, 2012, only two plans, both of which are stockholder approved and are discussed below, have awards available for grant.

The 2003 Stock Incentive Plan (the 2003 Plan) provides for the issuance of stock options, SARs, restricted stock, restricted stock units and other stock-based awards. The 2003 Plan allows FCX to grant awards for up to 16 million common shares to eligible participants. In 2006, FCX's stockholders approved the 2006 Stock Incentive Plan (the 2006 Plan), and FCX's stockholders approved amendments to the plan in 2007 primarily to increase the number of shares available for grants and in 2010 to permit grants to outside directors. The 2006 Plan provides for the issuance of stock options, SARs, restricted stock, restricted stock units and other stock-based awards for up to 74 million common shares. As of December 31, 2012, shares available for grant totaled 32.1 million under the 2006 Plan and 2,446 shares under the 2003 Plan.

Stock-Based Compensation Cost. Compensation cost charged against earnings for stock-based awards for the years ended December 31 follows:

	2012	2011	2010
Stock options awarded to employees (including directors)	$ 82	$ 84	$ 84
Stock options awarded to nonemployees	2	1	5
Restricted stock units awarded to employees (including directors)	16	32	30
Restricted stock awards to employees	—	—	1
SARs	—	(2)	2
Total stock-based compensation cost[a]	100	115	122
Tax benefit	(36)	(42)	(45)
Noncontrolling interests' share	(3)	(4)	(3)
Impact on net income	$ 61	$ 69	$ 74

a. Amounts were before Rio Tinto's share of the cost of employee exercises of in-the-money stock options, which decreased consolidated selling, general and administrative expenses by $3 million in 2011 and $4 million in 2010. There was no Rio Tinto sharing in 2012.

FCX did not capitalize any stock-based compensation costs to property, plant, equipment and development costs during the years ended December 31, 2012, 2011 and 2010.

Stock Options and SARs. Stock options and SARs granted under the plans generally expire 10 years after the date of grant and vest in 25 percent annual increments beginning one year from the date of grant. The plans and award agreements provide that participants will receive the following year's vesting after retirement and provide for accelerated vesting if there is a change in control (as defined in the plans). Therefore, FCX accelerates one year of amortization for retirement-eligible employees.

A summary of options outstanding as of December 31, 2012, including 39,336 SARs, and changes during the year ended December 31, 2012, follows:

	Number of Options	Weighted-Average Option Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance at January 1	27,967,145	$ 34.90		
Granted	5,050,500	46.32		
Exercised	(1,300,273)	16.68		
Expired/forfeited	(244,813)	45.23		
Balance at December 31	31,472,559	37.40	6.4	$102
Vested and exercisable at December 31	17,731,809	$ 34.41	5.3	$ 65

Summaries of options outstanding, including SARs, and changes during the years ended December 31 follow:

	2011		2010	
	Number of Options	Weighted-Average Option Price	Number of Options	Weighted-Average Option Price
Balance at January 1	26,930,444	$ 30.22	24,921,594	$ 27.59
Granted	4,230,500	55.43	8,303,000	36.15
Exercised	(3,044,174)	21.88	(6,081,650)	27.54
Expired/forfeited	(149,625)	37.61	(212,500)	30.29
Balance at December 31	27,967,145	34.90	26,930,444	30.22

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option valuation model. Expected volatility is based on implied volatilities from traded options on FCX's common stock and historical volatility of FCX's common stock. FCX uses historical data to estimate future option exercises, forfeitures and expected life of the options. When appropriate, separate groups of employees who have similar historical exercise behavior are considered separately for valuation purposes. The expected dividend rate is calculated using the annual dividend (excluding supplemental dividends) at the date of grant. The risk-free interest rate is based on Federal Reserve rates in effect for bonds with maturity dates equal to the expected term of the option at the grant date. Information related to stock options, including SARs, during the years ended December 31 follows:

	2012	2011	2010
Weighted-average assumptions used to value stock option awards:			
Expected volatility	52.0%	50.9%	51.9%
Expected life of options (in years)	4.54	4.34	4.61
Expected dividend rate	3.1%	1.8%	0.8%
Risk-free interest rate	0.7%	1.6%	2.2%
Weighted-average grant date fair value (per share)	$15.60	$20.58	$15.33
Intrinsic value of options exercised	$ 34	$ 101	$ 129
Fair value of options vested	$ 77	$ 89	$ 61

As of December 31, 2012, FCX had $90 million of total unrecognized compensation cost related to unvested stock options expected to be recognized over a weighted-average period of 1.5 years.

Restricted Stock Units. FCX has an annual incentive plan for its executive officers that requires a portion of each executive officer's annual bonus be paid in restricted stock units. The maximum annual incentive award pool is a percentage of FCX's consolidated operating cash flows adjusted for changes in working capital and other tax payments for the preceding year and funding of the pool is subject to a performance condition. Grants of restricted stock units before 2012 vest ratably over three years and provide that the FCX executive officers will receive the following year's vesting upon retirement provided the performance condition is met. The fair value of these restricted stock unit grants was estimated based on projected operating cash flows for the applicable year and was charged to expense ratably over three years, beginning with the year during which the cash flows were generated as performance of services commenced in the calendar year preceding the date of grant. In February 2012, the terms of restricted stock unit awards under the annual incentive plan were revised. Beginning with 2012 grants, the level of restricted stock units granted will continue to be based on FCX's consolidated operating cash flows adjusted for changes in working capital and other tax payments for the preceding year, but the award will vest after three years subject to FCX attaining a five-year average return on investment (a performance condition defined in the award agreement) of at least six percent. The awards will also be subject to a 20 percent reduction if FCX performs below a group of its peers as defined in the award agreement. The fair value of the awards is estimated using an appropriate valuation model. The awards continue to vest after the recipient's retirement or death; therefore, since all of FCX's executive officers are retirement eligible, FCX charges the cost of these awards to expense in the year the cash flows are generated as performance of services is only required in the calendar year preceding the date of grant.

FCX also granted other restricted stock units that vest over a period of four years to its directors. The plans and award agreements provide for accelerated vesting of all restricted stock units if there is a change of control (as defined in the plans). The fair value of the restricted stock units is amortized over the four-year vesting period or the period until the director becomes retirement-eligible, whichever is shorter. Upon a director's retirement, all of their unvested restricted stock units immediately vest. For retirement-eligible directors, the fair value of restricted stock units is recognized in earnings on the date of grant.

Dividends and interest on restricted stock units accrue and are paid upon the award's vesting.

A summary of outstanding restricted stock units as of December 31, 2012, and activity during the year ended December 31, 2012, follows:

	Number of Restricted Stock Units	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance at January 1	1,265,276		
Granted	306,194		
Vested	(681,772)		
Balance at December 31	889,698	2.6	$30

The total grant-date fair value of restricted stock units granted during the year ended December 31, 2012, was $14 million. The total intrinsic value of restricted stock units vested was $28 million during 2012, $69 million during 2011 and $50 million during 2010. As of December 31, 2012, FCX had $1 million of total unrecognized compensation cost related to unvested restricted stock units expected to be recognized.

Other Information. The following table includes amounts related to exercises of stock options and vesting of restricted stock units and restricted stock awards during the years ended December 31:

	2012	2011	2010
FCX shares tendered to pay the exercise price and/or the minimum required taxes[a]	515,558	936,811	934,099
Cash received from stock option exercises	$ 15	$ 48	$ 109
Actual tax benefit realized for tax deductions	$ 16	$ 45	$ 50
Amounts FCX paid for employee taxes	$ 16	$ 45	$ 28

a. Under terms of the related plans, upon exercise of stock options and vesting of restricted stock units and restricted stock awards, employees may tender FCX shares to FCX to pay the exercise price and/or the minimum required taxes.

Accumulated Other Comprehensive Loss. A summary of changes in the balances of each component of accumulated other comprehensive loss follows:

	Unrealized Gains/(Losses) on Securities	Translation Adjustment	Defined Benefit Plans	Deferred Tax Valuation Allowance	Total
Balance at January 1, 2010	$ (5)	$ 8	$(231)	$(45)	$(273)
Amounts arising during the period[a]	2	—	(53)	(14)	(65)
Amounts reclassified[b]	—	—	15	—	15
Balance at December 31, 2010	(3)	8	(269)	(59)	(323)
Amounts arising during the period[a]	(1)	(2)	(134)	(20)	(157)
Amounts reclassified[b]	—	—	15	—	15
Balance at December 31, 2011	(4)	6	(388)	(79)	(465)
Amounts arising during the period[a]	—	(1)	(65)	(1)	(67)
Amounts reclassified[b]	—	—	26	—	26
Balance at December 31, 2012	$ (4)	$ 5	$(427)	$(80)	$(506)

a. Amounts arising during the period were net of tax benefits of $39 million for 2012, $81 million for 2011 and $34 million for 2010.

b. Amounts reclassified from accumulated other comprehensive loss were related to amortization of actuarial losses, which were net of taxes of $15 million for 2012, and $8 million for 2011 and 2010.

NOTE 12. INCOME TAXES

Geographic sources of income before income taxes and equity in affiliated companies' net earnings for the years ended December 31 consist of the following:

	2012	2011	2010
United States	$1,539	$2,112	$1,307
Foreign	3,948	6,706	7,205
Total	$5,487	$8,818	$8,512

FCX's provision for income taxes for the years ended December 31 consists of the following:

	2012	2011	2010
Current income taxes:			
Federal	$ 238	$ 394	$ 207
State	7	21	27
Foreign	1,002	1,934	2,500
Total current	1,247	2,349	2,734
Deferred income taxes (benefits):			
Federal	87	82	20
State	18	(19)	(10)
Foreign	363	622	239
Total deferred	468	685	249
Changes in Peruvian taxes	(205)[a,b]	53[c]	—
Provision for income taxes	$1,510	$3,087	$2,983

a. In July 2012, Sociedad Minera Cerro Verde S.A.A. (Cerro Verde) signed a new 15-year mining stability agreement with the Peruvian government, which is expected to become effective when the current mining stability agreement expires on December 31, 2013. In connection with the new mining stability agreement, Cerro Verde's income tax rate will increase from 30 percent to 32 percent. As a result of the change in the income tax rate, FCX recognized additional deferred tax expense of $29 million ($25 million net of noncontrolling interests) in 2012, which relates primarily to the assets recorded in connection with the 2007 acquisition of FMC.

b. With the exception of TFM, FCX has not elected to permanently reinvest earnings from its foreign subsidiaries and has recorded deferred tax liabilities for foreign earnings that are available to be repatriated to the U.S. Cerro Verde previously recorded deferred Peruvian income tax liabilities for income taxes that would become payable if the reinvested profits used to fund the initial Cerro Verde sulfide expansion are distributed prior to the expiration of Cerro Verde's current stability agreement on December 31, 2013. Because reinvested profits at Cerro Verde are not expected to be distributed prior to December 31, 2013, a net deferred income tax liability of $234 million ($123 million net of noncontrolling interests) was reversed and recognized as an income tax benefit in 2012.

c. In September 2011, Peru enacted a new mining tax and royalty regime and also created a special mining burden that companies with stability agreements can elect to pay. Cerro Verde elected to pay this special mining burden during the remaining term of its stability agreement. As a result, Cerro Verde recognized additional current ($14 million) and deferred ($39 million) tax expense totaling $53 million ($49 million net of noncontrolling interests) for the year 2011. The deferred portion of this accrual related primarily to the assets recorded in connection with the 2007 acquisition of FMC.

A reconciliation of the U.S. federal statutory tax rate to FCX's effective income tax rate for the years ended December 31 follows:

	2012		2011		2010	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. federal statutory tax rate	$ 1,920	35%	$ 3,086	35%	$ 2,979	35%
Foreign tax credit limitation	110	2	163	2	93	1
Percentage depletion	(263)	(5)	(283)	(3)	(263)	(3)
Withholding and other impacts on foreign earnings	(221)[a]	(4)	170	2	174	2
Valuation allowance on minimum tax credits	(9)	—	(47)	(1)	18	—
State income taxes	17	—	—	—	17	—
Other items, net	(44)	—	(2)	—	(35)	—
Provision for income taxes	$ 1,510	28%	$ 3,087	35%	$ 2,983	35%

a. Included the reversal of Cerro Verde's deferred income tax liability of $234 million.

FCX paid federal, state, local and foreign income taxes totaling $1.8 billion in 2012, $3.4 billion in 2011 and $2.6 billion in 2010. FCX received refunds of federal, state, local and foreign income taxes of $69 million in 2012, $15 million in 2011 and $26 million in 2010.

The components of deferred taxes follow:

December 31,	2012	2011
Deferred tax assets:		
Foreign tax credits	$ 2,022	$ 2,011
Accrued expenses	910	962
Minimum tax credits	474	406
Net operating loss carryforwards	343	356
Employee benefit plans	315	245
Inventory	118	161
Other	256	276
Deferred tax assets	4,438	4,417
Valuation allowances	(2,443)	(2,393)
Net deferred tax assets	1,995	2,024
Deferred tax liabilities:		
Property, plant, equipment and development costs	(4,563)	(4,227)
Undistributed earnings	(884)	(1,010)
Other	(60)	(72)
Total deferred tax liabilities	(5,507)	(5,309)
Net deferred tax liabilities	$ (3,512)	$ (3,285)

At December 31, 2012, FCX had U.S. foreign tax credit carryforwards of $2.0 billion that will expire between 2013 and 2022, and U.S. minimum tax credits carryforwards of $474 million that can be carried forward indefinitely, but may be used only to the extent that regular tax exceeds the alternative minimum tax in any given year.

At December 31, 2012, FCX had (i) DRC net operating loss carryforwards of $468 million that can be carried forward indefinitely, (ii) U.S. net state operating loss carryforwards of $508 million that expire between 2013 and 2032, and (iii) Spanish net operating loss carryforwards of $578 million that expire between 2015 and 2029.

On the basis of available information at December 31, 2012, FCX has provided valuation allowances for certain of its deferred tax assets where FCX believes it is more likely than not that some portion or all of such assets will not be realized. Valuation allowances totaled $2.4 billion at December 31, 2012 and 2011, and covered all of FCX's U.S. foreign tax credit carryforwards, and a portion of its foreign net operating loss carryforwards, U.S. state net operating loss carryforwards, U.S. state deferred tax assets, U.S. capital loss carryforwards and U.S. minimum tax credit carryforwards. These valuation allowances include $82 million at December 31, 2012, for tax benefits that, if recognized, would be credited directly to other comprehensive income.

The $50 million increase in the valuation allowance during 2012 was primarily a result of an increase in FCX's U.S. foreign tax credit carryforwards, U.S. state deferred tax assets, U.S. capital loss carryforwards and U.S. state net operating loss carryforwards.

In 2010, the Chilean legislature approved an increase in mining royalty taxes to help fund earthquake reconstruction activities, education and health programs. Mining royalty taxes at FCX's El Abra and Candelaria mines were stabilized through 2017 at a rate of 4 percent. However, under the legislation, FCX opted to transfer from its stabilized rate to the sliding scale of 4 to 9 percent (depending on a defined operational margin) for the years 2010 through 2012 and will return to its 4 percent rate for the years 2013 through 2017. Beginning in 2018 and through 2023, rates will move to a sliding scale of 5 to 14 percent.

A summary of the activities associated with FCX's reserve for unrecognized tax benefits, interest and penalties follows:

	Unrecognized Tax Benefits	Interest	Penalties
Balance at January 1, 2011	$200	$33	$ —
Additions:			
Prior year tax positions	25	*	*
Current year tax positions	16	*	*
Interest and penalties	—	7	—
Decreases:			
Prior year tax positions	(34)	*	*
Current year tax positions	(8)	*	*
Lapse of statute of limitations	(53)	*	*
Interest and penalties	—	(6)	—
Balance at December 31, 2011	146	34	—
Additions:			
Prior year tax positions	17	*	*
Current year tax positions	24	*	*
Interest and penalties	—	3	—
Decreases:			
Prior year tax positions	(37)	*	*
Current year tax positions	—	*	*
Settlements with tax authorities	(11)	*	*
Lapse of statute of limitations	(1)	*	*
Interest and penalties	—	(6)	—
Balance at December 31, 2012	$138	$31	$ —

* Amounts not allocated.

The reserve for unrecognized tax benefits of $138 million at December 31, 2012, included $119 million ($63 million net of income tax benefits) that, if recognized, would reduce FCX's provision for income taxes.

Changes to the reserve for unrecognized tax benefits associated with current year tax positions were primarily related to uncertainties associated with FCX's cost recovery methods and deductibility of contributions. Changes in the reserve for unrecognized tax benefits associated with prior year tax positions were primarily related to uncertainties associated with cost recovery methods. There continues to be uncertainty related to the timing of settlements with taxing authorities, but if additional settlements are agreed upon during the year 2013, FCX could experience a change in its reserve for unrecognized tax benefits.

FCX or its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The tax years for FCX's major tax jurisdictions that remain subject to examination are as follows:

Jurisdiction	Years Under Examination	Additional Open Years
U.S. Federal	2007-2010	2011-2012
Indonesia	2005-2008, 2011	2009-2010, 2012
Peru	2002-2010	2011-2012
Chile	2010-2011	2012

NOTE 13. CONTINGENCIES

Environmental. FCX incurred environmental capital expenditures and other environmental costs (including joint venture partners' shares) to comply with applicable environmental laws and regulations that affect its operations totaling $612 million in 2012, $387 million in 2011 and $372 million in 2010.

FCX subsidiaries that operate in the U.S. are subject to various federal, state and local environmental laws and regulations that govern emissions of air pollutants; discharges of water pollutants; and generation, handling, storage and disposal of hazardous substances, hazardous wastes and other toxic materials. FCX subsidiaries that operate in the U.S. also are subject to potential liabilities arising under CERCLA or similar state laws that impose responsibility on current and previous owners and operators of a facility for the cleanup of hazardous substances released from the facility into the environment, including damages to natural resources, irrespective of when the damage to the environment occurred or who caused it. This cleanup liability also extends to persons who arranged for the disposal of hazardous substances or transported the hazardous substances to a disposal site selected by the transporter. This liability often is shared on a joint and several basis meaning that each responsible party is fully responsible for the cleanup, although in many cases some or all of the other historical owners or operators no longer exist, do not have the financial ability to respond or cannot be found. As a result, because of FCX's acquisition of FMC in 2007, many of the subsidiary companies FCX now owns are responsible for a wide variety of environmental remediation projects throughout the U.S. FCX expects to spend substantial sums annually for many years to address those remediation issues. Certain FCX subsidiaries have been advised by the U.S. Environmental Protection Agency (EPA), the Department of the Interior, the Department of Agriculture and several state agencies that, under CERCLA or similar state laws and regulations, they may be liable for costs of responding to environmental conditions at a number of sites that have been or are being investigated to determine whether releases of hazardous substances have occurred and, if so, to develop and implement remedial actions to address environmental concerns. FCX is also subject to claims where the release of hazardous substances is alleged to have damaged natural resources (NRD). As of December 31, 2012, FCX had more than 100 active remediation projects, including NRD claims, in the U.S. in 28 states.

A summary of changes in environmental obligations for the years ended December 31 follows:

	2012	2011	2010
Balance at beginning of year	$1,453	$1,422	$1,464
Accretion expense[a]	80	88	97
Additions	70	132	19
Reductions[b]	(182)	(68)	—
Spending	(199)	(121)	(158)
Balance at end of year	1,222	1,453	1,422
Less current portion	(186)	(205)	(138)
Long-term portion	$1,036	$1,248	$1,284

a. Represented accretion of the fair value of environmental obligations assumed in the 2007 acquisition of FMC, which were determined on a discounted cash flow basis.

b. Reductions primarily reflected adjustments for changes in the anticipated scope and timing of environmental remediation projects and the settlement of environmental matters.

Estimated environmental cash payments (on an undiscounted and unescalated basis) total $186 million in 2013, $225 million in 2014, $124 million in 2015, $107 million in 2016, $110 million in 2017 and $1.7 billion thereafter. The amount and timing of these estimated payments could change as a result of changes in regulatory requirements, changes in scope and timing of remediation activities, the settlement of environmental matters and as actual spending occurs.

FCX was required to record FMC's environmental obligations at fair value on the acquisition date in accordance with business combination accounting guidance. Significant adjustments to these obligations may occur in the future. New environmental obligations will be recorded as described in Note 1 under "Environmental Expenditures." At December 31, 2012, FCX's environmental obligations totaled $1.2 billion, including $1.1 billion recorded on a discounted basis for those obligations assumed in the FMC acquisition at fair value. On an undiscounted and unescalated basis, these obligations totaled $2.4 billion. FCX estimates it is reasonably possible that these obligations could range between $2.1 billion and $2.7 billion on an undiscounted and unescalated basis.

FCX believes that there may be potential claims for recovery from third parties, including the U.S. government and other PRPs. These potential recoveries are not recognized unless realization is considered probable.

At December 31, 2012, the most significant environmental obligations were associated with the Pinal Creek site in Arizona; the Newtown Creek site in New York City; historical smelter sites principally located in Arizona, Kansas, New Jersey, Oklahoma and Pennsylvania; and uranium mining sites in the western U.S. The recorded environmental obligations for these sites totaled $1.0 billion at December 31, 2012. A discussion of these sites follows.

Pinal Creek. The Pinal Creek site was listed under the Arizona Department of Environmental Quality's (ADEQ) Water Quality Assurance Revolving Fund program in 1989 for contamination in the shallow alluvial aquifers within the Pinal Creek drainage near Miami, Arizona. Since that time, environmental remediation was performed by members of the Pinal Creek Group (PCG), consisting of FMC Miami, Inc. (Miami), a wholly owned subsidiary of FMC, and two other companies. In 1998, the District Court approved a Consent Decree between the PCG members and the state of Arizona resolving all matters related to an enforcement action contemplated by the state of Arizona against the PCG members with respect to groundwater contamination. The Consent Decree committed the PCG members to complete the remediation work outlined in the Consent Decree, and that work continues at this time and is expected to continue for many years in the future. Miami also was a party to litigation entitled Pinal Creek Group, et al. v. Newmont Mining Corporation, et al., United States District Court, District of Arizona, Case No. CIV 91-1764 PHX DAE (LOA), filed on May 1, 1991. Pursuant to a settlement in 2010, Miami paid $40 million to certain members of the PCG to settle the allocation of previously incurred costs, and agreed to take full responsibility for future groundwater remediation at the Pinal Creek site, with limited exceptions. The settlement did not result in a change to the obligation, which was estimated at fair value when assumed in the FMC acquisition. During 2011, the obligation was increased by $31 million to reflect changes in remediation capping designs that incorporate best practices for side slope regrading and cap thickness.

Newtown Creek. From the 1930s until 1964, Phelps Dodge Refining Corporation (PDRC), a subsidiary of FMC, operated a smelter, and from the 1930s until 1984, it operated a refinery on the banks of Newtown Creek (the creek), which is a 3.5-mile-long waterway that forms part of the boundary between Brooklyn and Queens in New York City. Heavy industrialization along the banks of the creek and discharges from the City of New York's sewer system over more than a century resulted in significant environmental contamination of the waterway. The New York Attorney General previously notified several companies, including PDRC, about possible obligations to clean up contaminated sediments in the creek. In March and April 2010, EPA notified PDRC and five others that EPA considers them to be PRPs under CERCLA. The notified parties began working with EPA to identify other PRPs, and EPA proposed that the notified parties perform a Remedial Investigation/Feasibility Study (RI/FS) at their expense and reimburse EPA for its oversight costs. EPA is not expected to propose a remedy until after a RI/FS is completed, which is expected to take several years. On September 29, 2010, EPA designated the creek as a Superfund site. Effective July 18, 2011,

PDRC and five other parties entered an Administrative Order on Consent (AOC) to perform a RI/FS to assess the nature and extent of environmental contamination in the creek and identify potential remedial options. The parties' RI/FS work under the AOC and their identification of other PRPs are ongoing. FCX's financial obligation for this matter was estimated at fair value when it was assumed in the FMC acquisition and is included in FCX's aggregate environmental obligations. The actual costs of fulfilling this remedial obligation and the allocation of costs among PRPs are uncertain and subject to change based on the results of the RI/FS, the remediation remedy ultimately selected by EPA and related allocation determinations. Depending on the overall cost and the portion allocated to PDRC, that share could be material to FCX.

Historical Smelter Sites. FMC and its predecessors at various times owned or operated copper and zinc smelters in several states, including Arizona, Kansas, New Jersey, Oklahoma and Pennsylvania. For some of these smelter sites, certain FCX subsidiaries have been advised by EPA or state agencies that they may be liable for costs of investigating and, if appropriate, remediating environmental conditions associated with the smelters. At other sites, certain FCX subsidiaries have entered into state voluntary remediation programs to investigate and, if appropriate, remediate site conditions associated with the smelters. The historical smelter sites are in various stages of assessment and remediation. The two most significant environmental obligations for historical smelter sites relate to Blackwell, Oklahoma, and Bisbee, Arizona. Adjustments to the environmental obligations for historical smelter sites, which principally were estimated at fair value when assumed in the FMC acquisition, totaled a reduction of $47 million in 2012, primarily because of changes in estimated timing of obligations, and an increase of $36 million in 2011, primarily at the Blackwell, Oklahoma, site (refer to discussion below).

Blackwell. From 1918 to 1974, Blackwell Zinc Company, Inc. (BZC), an indirect subsidiary of FCX, owned and operated a zinc smelter in Blackwell, Oklahoma. In 1974, the smelter was demolished and the property deeded to the Blackwell Industrial Authority. Pursuant to an administrative order with the state of Oklahoma, BZC undertook remedial actions in Blackwell in 1996 and 1997, including sampling the nearby residential and commercial properties, and removing soils on properties that were found to have metal concentrations above state-established cleanup standards. From 1997 to 2003, BZC investigated the nature and extent of groundwater contamination potentially attributable to the former smelter and evaluated options for remedying such contamination. In 2003, the state of Oklahoma adopted a cleanup plan requiring the installation of a groundwater extraction and treatment system and the closure of domestic groundwater wells within the groundwater plume area. BZC completed the construction of a groundwater extraction and treatment system, with system startup and initial discharge of treated water occurring in October 2010.

Between 2007 through 2012, FCX, on behalf of BZC, completed a voluntary soil remediation program by inviting property owners in and around Blackwell to have soil at their properties sampled for the presence of smelter-related contaminants, and offering to remediate properties whose soils were found to have metal concentrations above state-established cleanup standards. As part of this program, FCX sampled soils on approximately 90 percent of the residential properties in Blackwell and remediated soils on about 600 properties. All of these soil sampling and remediation activities were coordinated with, and supervised by, the state of Oklahoma.

On May 23, 2012, the Board of Commissioners of Kay County, Oklahoma, filed suit in Oklahoma District Court against FCX and several affiliates, including BZC, entitled Board of Commissioners of the County of Kay, Oklahoma v. Freeport-McMoRan Copper & Gold Inc., et al., United States District Court, Western District of Oklahoma, Case No. 5:12-cv-00601-C. On May 25, 2012, the case was removed to the United States District Court for the Western District of Oklahoma, and trial is set for October 2013. The suit alleges BZC permitted large quantities of smelter waste to be used as road building and fill material throughout Kay County over a period of decades and seeks unspecified financial assistance for removing and covering much of the material, and unspecified damages for the alleged public nuisance created by the presence of the material. FCX has asserted a counter claim against Kay County for contribution under CERCLA. Separate from the litigation, in fourth-quarter 2012, BZC entered into a Consent Agreement and Final Order with the Oklahoma Department of Environmental Quality and Kay County to conduct an assessment of smelter material present on Kay County's roads, bridges and associated rights-of-way. Sampling is expected to be completed in 2013.

Bisbee. From the 1880s until 1975, FMC and certain predecessor and subsidiary entities operated a copper mine near Bisbee, Arizona. A series of smelters operated in Bisbee from approximately 1879 through 1908. In 2000, FMC entered the Bisbee area into the Arizona Voluntary Remediation Program (VRP) administered by ADEQ. In 2008, FMC expanded the VRP project to include other communities near Bisbee and commenced a voluntary community outreach program inviting property owners to have soils at their properties sampled for the presence of smelter and mine-related metals. For property owners whose soils are found to have metal concentrations above ADEQ-established cleanup standards, FMC has offered to remove the impacted soils and replace them with clean soils. For those property owners who requested sampling, approximately 40 percent require some level of cleanup. At December 31, 2012, approximately 60 percent of the properties whose owners agreed to have their soil cleaned up was completed.

Uranium Mining Sites. During a period between 1940 and the early 1970s, certain FMC predecessor entities were involved in uranium exploration and mining in the western U.S. Similar exploration and mining activities by other companies have caused environmental impacts that have warranted remediation, and EPA and local authorities are currently evaluating the need for significant cleanup activities in the region. To date, FMC has undertaken remediation at a limited number of sites associated with these predecessor entities. An initiative to gather additional information about sites in the region is ongoing, and information gathered under this initiative was submitted to EPA Region 9 during the second and third quarters of 2008 and the fourth quarter of 2009 in response to an information request by EPA regarding uranium mining activities on Navajo Nation properties. FCX utilized the results of FMC's remediation experience, in combination with historical and updated information to initially estimate the fair value of uranium-related liabilities assumed in the FMC acquisition.

Asset Retirement Obligations (AROs). FCX's ARO cost estimates are reflected on a third-party cost basis and comply with FCX's legal obligation to retire tangible, long-lived assets.

A summary of changes in FCX's AROs for the years ended December 31 follows:

	2012	2011	2010
Balance at beginning of year	$ 921	$856	$731
Liabilities incurred	6	9	5
Revisions to cash flow estimates[a]	211	48	105
Accretion expense	55	58	54
Spending	(47)	(49)	(38)
Foreign currency translation adjustment	—	(1)	(1)
Balance at end of year	1,146	921	856
Less current portion	(55)	(31)	(69)
Long-term portion	$1,091	$890	$787

a. Revisions to cash flow estimates were primarily related to updated closure plans that included revised cost estimates and accelerated timing of certain closure activities.

ARO costs may increase or decrease significantly in the future as a result of changes in regulations, changes in engineering designs and technology, permit modifications or updates, changes in mine plans, inflation or other factors and as actual reclamation spending occurs. ARO activities and expenditures generally are made over an extended period of time commencing near the end of the mine life; however, certain reclamation activities may be accelerated if legally required or if determined to be economically beneficial.

Legal requirements in New Mexico, Arizona, Colorado and other states require financial assurance to be provided for the estimated costs of reclamation and closure, including groundwater quality protection programs. FCX has satisfied financial assurance requirements by using a variety of mechanisms, such as performance guarantees, financial capability demonstrations, trust funds, surety bonds, letters of credit and collateral. The applicable regulations specify financial strength tests that are designed to confirm a company's or guarantor's financial capability to fund estimated reclamation and closure costs. The amount of financial assurance FCX is required to provide will vary with changes in laws, regulations and reclamation and closure requirements, and cost estimates. At December 31, 2012, FCX's financial assurance obligations associated with these closure and reclamation costs totaled $970 million, of which $601 million was in the form of guarantees issued by FCX and financial capability demonstrations. At December 31, 2012, FCX had trust assets totaling $161 million (included in other assets), which are legally restricted to fund a portion of its AROs for properties in New Mexico as required by New Mexico regulatory authorities.

New Mexico Environmental and Reclamation Programs. FCX's New Mexico operations are regulated under the New Mexico Water Quality Act and regulations adopted under that act by the Water Quality Control Commission (WQCC). The New Mexico Environment Department (NMED) has required each of these operations to submit closure plans for NMED's approval. The closure plans must include measures to assure meeting groundwater quality standards following the closure of discharging facilities and to abate any groundwater or surface water contamination. In March 2009, the Tyrone operation appealed the WQCC Final Order, dated February 4, 2009, regarding location of the "places of withdrawal of water," a legal criterion used to determine where groundwater quality standards must be met at FCX's New Mexico mining sites. In December 2010, FCX's Tyrone mine entered into a settlement agreement with NMED that calls for a stay of the appeal while NMED and the WQCC complete several administrative actions, including renewal of Tyrone's closure permit consistent with the terms of the settlement, review and approval of a groundwater abatement plan and adoption of alternative abatement standards, and adoption of new groundwater discharge permit rules for copper mines. If the administrative actions are concluded consistent with the terms of the settlement agreement within the period of the stay, then Tyrone will move to dismiss the appeal. In December 2012, Tyrone and NMED agreed to extend the period to conclude the administrative actions through December 31, 2013. The Court of Appeals also extended the stay for another year. Finalized closure plan requirements, including those resulting from the actions to be taken under the settlement agreement, could result in increases in closure costs for FCX's New Mexico operations.

FCX's New Mexico operations also are subject to regulation under the 1993 New Mexico Mining Act (the Mining Act) and the related rules that are administered by the Mining and Minerals Division (MMD) of the New Mexico Energy, Minerals and Natural Resources Department. Under the Mining Act, mines are required to obtain approval of plans describing the reclamation to be performed following cessation of mining operations. At December 31, 2012, FCX had accrued reclamation and closure costs of $476 million for its New Mexico operations. As stated above, additional accruals may be required based on the state's review of FCX's updated closure plans and any resulting permit conditions, and the amount of those accruals could be material.

Arizona Environmental and Reclamation Programs. FCX's Arizona properties are subject to regulatory oversight in several areas. ADEQ has adopted regulations for its aquifer protection permit (APP) program that require permits for, among other things, certain facilities, activities and structures used for mining, concentrating and smelting and require compliance with aquifer water quality standards at an applicable point of compliance well or location. The APP program also may require mitigation and discharge reduction or elimination of some discharges.

An application for an APP requires a description of a closure strategy that will meet applicable groundwater protection requirements following cessation of operations and an estimate of the cost to implement the closure strategy. An APP may specify closure requirements, which may include post-closure monitoring and maintenance. A more detailed closure plan must be submitted within 90 days after a permitted entity notifies ADEQ of its intent to cease operations. A permit applicant must demonstrate its financial ability to meet the closure costs estimated in the APP.

Portions of Arizona mining facilities that operated after January 1, 1986, also are subject to the Arizona Mined Land Reclamation Act (AMLRA). AMLRA requires reclamation to achieve stability and safety consistent with post-mining land use objectives specified in a reclamation plan. Reclamation plans must be approved by the State Mine Inspector and must include an estimate of the cost to perform the reclamation measures specified in the plan.

FCX will continue to evaluate options for future reclamation and closure activities at its operating and non-operating sites, which are likely to result in adjustments to FCX's ARO liabilities. At December 31, 2012, FCX had accrued reclamation and closure costs of $240 million for its Arizona operations.

Colorado Reclamation Programs. FCX's Colorado operations are regulated by the Colorado Mined Land Reclamation Act (Reclamation Act) and regulations promulgated thereunder. Under the Reclamation Act, mines are required to obtain approval of reclamation plans describing the reclamation of lands affected by mining operations to be performed during mining or upon cessation of mining operations. As of December 31, 2012, FCX had accrued reclamation and closure costs of $47 million for its Colorado operations.

Chilean Reclamation and Closure Programs. In July 2011, the Chilean senate passed legislation regulating mine closure, which establishes new requirements for closure plans and became effective in November 2012. FCX's Chilean operations will be required to update closure plans and provide financial assurance for these obligations. FCX cannot predict at this time the cost of these closure plans or the levels or forms of financial assurance that may be required. Revised closure plans for the Chilean mine sites are due in November 2014. At December 31, 2012, FCX had accrued reclamation and closure costs of $54 million for its Chilean operations.

Peruvian Reclamation and Closure Programs. Cerro Verde is subject to regulation under the Mine Closure Law administered by the Peruvian Ministry of Energy and Mines. Under the closure regulations, mines must submit a closure plan that includes the reclamation methods, closure cost estimates, methods of control and verification, closure and post-closure plans and financial assurance. The updated closure plan for the Cerro Verde mine expansion must be submitted to the Peruvian regulatory authorities in December 2013. At December 31, 2012, Cerro Verde had accrued reclamation and closure costs of $89 million and had financial assurance obligations associated with these reclamation and closure costs totaling $9 million in the form of letters of credit.

Indonesian Reclamation and Closure Programs. The ultimate amount of reclamation and closure costs to be incurred at PT Freeport Indonesia's operations will be determined based on applicable laws and regulations and PT Freeport Indonesia's assessment of appropriate remedial activities in the circumstances, after consultation with governmental authorities, affected local residents and other affected parties and cannot currently be projected with precision. Estimates of the ultimate reclamation and closure costs PT Freeport Indonesia will incur in the future involve complex issues requiring integrated assessments over a period of many years and are subject to revision over time as more complete studies are performed. Some reclamation costs will be incurred during mining activities, while most closure costs and the remaining reclamation costs will be incurred at the end of mining activities, which are currently estimated to continue for nearly 30 years. At December 31, 2012, PT Freeport Indonesia had accrued reclamation and closure costs of $195 million and a long-term receivable for Rio Tinto's share of the obligation of $18 million (included in long-term receivables).

In 1996, PT Freeport Indonesia began contributing to a cash fund ($16 million balance at December 31, 2012) designed to accumulate at least $100 million (including interest) by the end of its Indonesia mining activities. PT Freeport Indonesia plans to use this fund, including accrued interest, to pay mine closure and reclamation costs. Any costs in excess of the $100 million fund would be funded by operational cash flow or other sources.

In December 2009, PT Freeport Indonesia submitted its revised mine closure plan to the Department of Energy and Mineral Resources for review and has addressed comments received during the course of this review process. In December 2010, the President of Indonesia issued a regulation regarding mine reclamation and closure, which requires a company to provide a mine closure guarantee in the form of a time deposit placed in a state-owned bank in Indonesia. In accordance with its Contract of Work, PT Freeport Indonesia is working with the Department of Energy and Mineral Resources to review these requirements, including discussion of other options for the mine closure guarantee.

Litigation. FCX is involved in numerous legal proceedings that arise in the ordinary course of business or are associated with environmental issues arising from legacy operations conducted over the years by FMC and its affiliates as discussed in this note under "Environmental." FCX is also involved periodically in other reviews, investigations and proceedings by government agencies, some of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Management does not believe, based on currently available information, that the outcome of any legal proceeding reported below will have a material adverse effect on FCX's financial condition, although individual outcomes could be material to FCX's operating results for a particular period, depending on the nature and magnitude of the outcome and the operating results for the period. Refer to Note 1 for further discussion of FCX's accounting policy for litigation contingencies.

Asbestos Claims. Since approximately 1990, FMC and various subsidiaries have been named as defendants in a large number of lawsuits that claim personal injury either from exposure to asbestos allegedly contained in electrical wire products produced or marketed many years ago or from asbestos contained in buildings and facilities located at properties owned or operated by FMC affiliates, or from alleged asbestos in talc products. Many of these suits involve a large number of codefendants. Based on litigation results to date and facts currently known, FCX believes there is a reasonable possibility that losses may have been incurred related to these matters; however, FCX also believes that the amounts of any such losses, individually or in the aggregate, are not material to its consolidated financial statements. There can be no assurance, however, that future developments will not alter this conclusion.

Yonkers Site. From 1932 until 1984, an affiliate of FMC owned and operated a cable manufacturing facility on the Hudson River in Yonkers, New York. FMC sold that operation in 1984, and it was subsequently sold to BICC Cables Corporation (BICC). BICC closed the facility in 1996. In 2005, Blackacre Partners OPS, LLC (Blackacre) began environmental cleanup work at the site using funding provided by FMC and BICC. One Point Street, Inc. (OPS), a real estate developer, has current title to the site.

On September 9, 2011, OPS filed a complaint in the United States District Court for the Southern District of New York, which it amended on March 1, 2012. The amended complaint alleged that FMC, BICC and Blackacre failed to timely and diligently complete remediation of the site in breach of alleged obligations under CERCLA and New York Environmental Conservation Law, and under the contractual agreements among the parties. In fourth-quarter 2012, this matter was settled, and OPS will be completing the limited remaining cleanup work at the site using funds provided by FMC and BICC.

Columbian Chemicals Company (Columbian) Claims. Columbian, formerly a subsidiary of FMC, has notified FCX of various indemnification claims arising out of the 2005 agreement pursuant to which Columbian was sold. The principal outstanding claims relate to (1) multiple mass tort suits pending against Columbian in West Virginia state court for alleged personal injury and property damage resulting from exposure to carbon black (the Carbon Black claims) and (2) an investigation being conducted by EPA of potential Clean Air Act violations during the period Columbian was owned by FMC (the Clean Air Act matter). In April 2012, Columbian filed suit in New York state court (Columbian Chemicals Company and Columbian Chemicals Acquisition LLC v. Freeport-McMoRan Corporation f/k/a Phelps Dodge Corporation, County of New York, Supreme Court of the State of New York, Index No. 600999/2010), that alleged, among other things, that the Carbon Black claims are the responsibility of FMC, and are not subject to the aggregate cap under the 2005 agreement pursuant to which Columbian was sold. In July 2012, FCX and Columbian reached a settlement pursuant to which the litigation was dismissed with prejudice and all outstanding disputes regarding the extent of FCX's indemnity obligations to Columbian were fully resolved. Under the terms of the settlement, FCX's remaining possible exposure is to indemnify Columbian for incurred losses related only to the Carbon Black claims and the Clean Air Act matter. The cap, net of amounts reserved and paid, totaled $122 million at December 31, 2012. FMC cannot estimate Columbian's exposure, if any, for the Carbon Black claims or the Clean Air Act matter.

Shareholder Litigation. Thirteen derivative actions challenging the PXP merger and/or the MMR merger were filed on behalf of FCX by purported FCX stockholders. Ten were filed in the Court of Chancery of the State of Delaware and three were filed in the Superior Court of the State of Arizona, County of Maricopa. On January 25, 2013, the Delaware Court of Chancery consolidated the Delaware actions into a single action, In Re Freeport-McMoRan Copper & Gold Inc. Derivative Litigation, No. 8145-VCN, and discovery is proceeding in that action. On January 17, 2013, the Arizona Superior Court consolidated two of the Arizona actions into In Re Freeport-McMoRan Derivative Litigation, No. CV2012-018351. A third Arizona complaint, Harris v. Adkerson et al., No. CV2013-004163, was consolidated with the first two Arizona actions on February 8, 2013. The actions name some or all of the following as defendants: the directors and certain officers of FCX, two FCX subsidiaries, PXP and certain of its directors, and MMR and certain of its directors and officers. The actions allege, among other things, that the FCX directors breached their fiduciary duties to FCX stockholders because they, among other things, pursued their own interests at the expense of stockholders in approving the PXP and MMR mergers. The complaints also allege that some or all of the following parties aided and abetted the wrongful acts allegedly committed by the directors and certain officers of FCX: two FCX subsidiaries, PXP and certain of its directors, and MMR and certain of its directors and officers. The actions seek as relief, among other things, an injunction barring or rescinding both the PXP merger and the MMR merger and requiring submission of the proposed PXP merger and MMR merger to a vote of FCX stockholders, damages, and attorneys' fees and costs.

Three putative class actions challenging the PXP merger were filed on behalf of PXP stockholders in the Court of Chancery of the State of Delaware. On January 15, 2013, the Court of Chancery consolidated the actions into a single action, In Re Plains Exploration & Production Company Stockholder Litigation, No. 8090-VCN, and discovery is proceeding in that action. The action names as defendants PXP, the directors of PXP, FCX, and an FCX subsidiary. The action alleges that PXP's directors breached their fiduciary duties because they, among other things, pursued their own interests at the expense of stockholders and failed to maximize stockholder value with respect to the merger, and that FCX and a FCX subsidiary aided and abetted the breach of fiduciary duties by PXP's directors. The action seeks as relief an injunction barring or rescinding the PXP merger, damages, and attorneys' fees and costs.

In addition, ten putative class actions challenging the MMR merger were filed on behalf of MMR stockholders. Nine were filed in the Court of Chancery of the State of Delaware. On January 25, 2012, the Court of Chancery consolidated the actions into a single action, In Re McMoRan Exploration Co. Stockholder Litigation, No. 8132-VCN, and discovery is proceeding in that action. One action was also filed in the Civil District Court for the Parish of Orleans of the State of Louisiana: Langley v. Moffett et al., No. 2012-11904, filed December 19, 2012. Each of the actions names some or all of the following as defendants, in addition to MMR and its directors: FCX, two FCX subsidiaries, the Gulf Coast Ultra Deep Royalty Trust and PXP. The actions allege that MMR's directors breached their fiduciary duties because they, among other things, pursued their own interests at the expense of stockholders and failed to maximize stockholder value with respect to the merger, and that PXP, FCX, or both, aided and abetted the breach of fiduciary duty by MMR's directors. The Delaware action also asserts claims derivatively on behalf of MMR. The actions seek, among other things, injunctive relief barring or rescinding the MMR merger, damages, and attorneys' fees and costs.

FCX intends to vigorously defend itself in these matters.

Tax Matters. *Cerro Verde Tax Proceedings.* SUNAT, the Peruvian national tax authority, has assessed mining royalties on materials processed by the Cerro Verde concentrator that commenced operations in late 2006. These assessments cover the period October 2006 to December 2007 and the years 2008 and 2009. SUNAT has issued rulings denying Cerro Verde's protest of the assessments. Cerro Verde has appealed these decisions and currently has three cases pending before the Peruvian Tax Court. Cerro Verde is challenging these royalties because it believes its stability agreement provides an exemption for all minerals extracted from its mining concession, irrespective of the method used for processing those minerals. Although FCX believes its interpretation of the stability agreement is correct, if Cerro Verde is ultimately found responsible for these assessments, it will also be liable for interest, which accrues at rates that range from approximately 7 to 18 percent based on the year accrued and the currency in which the amounts would be payable. At December 31, 2012, the aggregate amount of the assessments, including interest and penalties, totaled $218 million. SUNAT may continue to assess mining royalties annually until this matter is resolved by the Peruvian Tax Court.

Cerro Verde is also challenging various income and value-added tax assessments from SUNAT covering the years 2002 through 2008 and has cases pending before the Peruvian Tax Court. At December 31, 2012, the approximate amount of these assessments, including interest and penalties, totaled $180 million.

Indonesia Tax Matters. The Indonesian tax authorities issued assessments for various audit exceptions on PT Freeport Indonesia's tax returns as follows:

Date of Assessment	Tax Return Year	Tax Assessment	Interest Assessment	Total
October 2010	2005	$106	$ 52	$ 158
November 2011	2006	22	10	32
March 2012	2007	91	44	135
Total		$219	$106	$325

PT Freeport Indonesia has filed objections to the assessments because it believes it has properly paid its taxes. During first-quarter 2012, PT Freeport Indonesia's objections to the assessments related to 2005 were substantially all rejected by the Indonesian tax authorities and, in May 2012, appeals were filed with the Indonesian Tax Court. As of December 31, 2012, PT Freeport Indonesia has paid $182 million (of which $148 million is included in long-term receivables) for the disputed tax assessments related to 2005, 2006 and 2007. PT Freeport Indonesia is working with the Indonesian tax authorities to resolve these matters and expects to receive additional assessments from the Indonesian tax authorities for their audit of its 2008 tax return.

In December 2009, PT Freeport Indonesia was notified by the Large Taxpayer's Office of the Government of Indonesia of its view that PT Freeport Indonesia is obligated to pay value added taxes on certain goods imported after the year 2000. The amount of such taxes and related penalties under this view would be significant. PT Freeport Indonesia believes that, pursuant to the terms of its Contract of Work, it is only required to pay value added taxes on these types of goods imported after December 30, 2009. PT Freeport Indonesia has not received a formal assessment and is working with the applicable government authorities to resolve this matter.

Letters of Credit, Bank Guarantees and Surety Bonds. Letters of credit and bank guarantees totaled $98 million at December 31, 2012, primarily for reclamation and environmental obligations, workers' compensation insurance programs, tax and customs obligations, and other commercial obligations. In addition, FCX had surety bonds totaling $159 million at December 31, 2012, associated with reclamation and closure ($137 million), self-insurance bonds primarily for workers' compensation ($18 million) and other bonds ($4 million).

Insurance. FCX purchases a variety of insurance products to mitigate potential losses. The various insurance products typically have specified deductible amounts or self-insured retentions and policy limits. FCX generally is self-insured for U.S. workers' compensation, but purchases excess insurance up to statutory limits. An actuarial analysis is performed twice a year for various FCX casualty programs, including workers' compensation, to estimate required insurance reserves. Insurance reserves totaled $52 million at December 31, 2012, which consisted of a current portion of $8 million (included in accounts payable and accrued liabilities) and a long-term portion of $44 million (included in other liabilities).

FCX maintains property damage and business interruption insurance related to its operations. FCX and its insurers entered into an insurance settlement agreement in December 2012. The insurers agreed to pay an aggregate of $63 million, including PT Freeport Indonesia's joint venture partner's share, for the settlement of the insurance claim for business interruption and property damage relating to the 2011 incidents affecting PT Freeport Indonesia's concentrate pipelines. As a result of the settlement, FCX recorded a gain of $59 million ($31 million to net income attributable to FCX common stockholders) in 2012.

NOTE 14. COMMITMENTS AND GUARANTEES

Operating Leases. FCX leases various types of properties, including offices and equipment. A summary of future minimum rentals under non-cancelable leases at December 31, 2012, follows:

2013	$ 32
2014	19
2015	19
2016	16
2017	15
Thereafter	104
Total payments	$ 205

Minimum payments under operating leases have not been reduced by aggregate minimum sublease rentals, which are minimal. Total aggregate rental expense under operating leases was $77 million in 2012, $70 million in 2011 and $64 million in 2010.

Contractual Obligations. Based on applicable prices at December 31, 2012, FCX has unconditional purchase obligations of $2.2 billion, primarily comprising the procurement of copper concentrates ($799 million), electricity ($524 million) and transportation services ($448 million) that are essential to its operations worldwide. Some of FCX's unconditional purchase obligations are settled based on the prevailing market rate for the service or commodity purchased. In some cases, the amount of the actual obligation may change over time because of market conditions. Obligations for copper concentrates provide for deliveries of specified volumes to Atlantic Copper at market-based prices. Electricity obligations are primarily for contractual minimum demand at the South America and Tenke mines. Transportation obligations are primarily for South America contracted ocean freight and for North America rail freight.

FCX's future commitments associated with unconditional purchase obligations total $976 million in 2013, $499 million in 2014, $232 million in 2015, $152 million in 2016, $134 million in 2017 and $207 million thereafter. During the three-year period ended December 31, 2012, FCX fulfilled its minimum contractual purchase obligations or negotiated settlements in those situations in which it terminated an agreement containing an unconditional obligation.

Mining Contracts. *Indonesia.* FCX is entitled to mine in Indonesia under the Contract of Work between PT Freeport Indonesia and the Government of Indonesia. The original Contract of Work was entered into in 1967 and was replaced with a new Contract of Work in 1991. The initial term of the current Contract of Work expires in 2021 but can be extended by PT Freeport Indonesia for two 10-year periods subject to Indonesian government approval, which pursuant to the Contract of Work cannot be withheld or delayed unreasonably. Given the importance of contracts of work under the Indonesian legal system and PT Freeport Indonesia's approximately 40 years of working with the Indonesian government, which included entering into the Contract of Work in 1991 well before the expiration of the 1967 Contract of Work, PT Freeport Indonesia fully expects that the government will approve the extensions as long as it continues to comply with the terms of the Contract of Work.

In July 2004, FCX received a request from the Indonesian Department of Energy and Mineral Resources that it offer to sell shares in PT Indocopper Investama to Indonesian nationals at fair market value. In response to this request and in view of the potential benefits of having additional Indonesian ownership in the operations, FCX agreed, at the time, to consider a potential sale of an interest in PT Indocopper Investama at fair market value. Neither its Contract of Work nor Indonesian law requires FCX to divest any portion of its ownership in PT Freeport Indonesia or PT Indocopper Investama. In May 2008, FCX signed a Memorandum of Understanding with the Papua provincial government (the Province) whereby the parties agreed to work cooperatively to determine the feasibility of an acquisition by the Province of the PT Indocopper Investama shares at market value. PT Freeport Indonesia is currently engaged in discussions with the Indonesian government related to its Contract of Work and intends to conclude that process before proceeding with any further discussions about the potential sale of an interest in PT Indocopper Investama.

The copper royalty rate payable by PT Freeport Indonesia under its Contract of Work varies from 1.5 percent of copper net revenue at a copper price of $0.90 or less per pound to 3.5 percent at a copper price of $1.10 or more per pound. The Contract of Work royalty rate for gold and silver sales is at a fixed rate of 1.0 percent.

A large part of the mineral royalties under Indonesian government regulations is designated to the provinces from which the minerals are extracted. In connection with its fourth concentrator mill expansion completed in 1998, PT Freeport Indonesia agreed to pay the Government of Indonesia additional royalties (royalties not required by the Contract of Work) to provide further support to the local governments and the people of the Indonesian province of Papua. The additional royalties are paid on production exceeding specified annual amounts of copper, gold and silver expected to be generated when PT Freeport Indonesia's milling facilities operate above 200,000 metric tons of ore per day. The additional royalty for copper equals the Contract of Work royalty rate, and for gold and silver equals twice the Contract of Work royalty rates. Therefore, PT Freeport Indonesia's royalty rate on copper net revenues from production above the agreed levels is double the Contract of Work royalty rate, and the royalty rates on gold and silver sales from production above the agreed levels are triple the Contract of Work royalty rates.

The combined royalties, including the additional royalties that became effective January 1, 1999, totaled $93 million in 2012, $137 million in 2011 and $156 million in 2010.

In 2009, Indonesia enacted a new mining law, which will operate under a licensing system as opposed to the contract of work system that applies to PT Freeport Indonesia. In 2011 and 2010, the Government of Indonesia promulgated regulations under the 2009 mining law and certain provisions that address existing contracts of work. The laws and regulations provide that contracts of work will continue to be honored until their expiration. However, the regulations attempt to apply certain provisions of the new law to existing contracts of work and may seek to apply the licensing system to any extension periods of contracts of work, even though the terms of PT Freeport Indonesia's Contract of Work provide for two 10-year extension periods subject to Indonesian government approval, which pursuant to the Contract of Work cannot be withheld or delayed unreasonably. In February 2012, a new regulation was adopted that would require mining companies in Indonesia to process all minerals domestically and possibly ban export of concentrates and other unrefined minerals. PT Freeport Indonesia's Contract of Work includes specific provisions providing the right of PT Freeport Indonesia to export product, subject to giving priority to domestic smelting facilities, on a market basis. In connection with the obligations under its Contract of Work, in 1995, PT Freeport Indonesia constructed the only copper smelter and refinery in Indonesia (which is owned and operated by PT Smelting — refer to Note 2 for further discussion).

Indonesian government officials have periodically undertaken reviews regarding FCX's compliance with Indonesian environmental laws and regulations and the terms of the Contract of Work. In January 2012, the President of Indonesia issued a decree calling for the creation of a team of Ministers to evaluate contracts of work for adjustment to the 2009 Mining Law, and accordingly, to take steps to assess and negotiate size of work areas, government revenues and domestic processing of minerals. FCX has had discussions with officials of the Indonesian government and is working cooperatively to complete this evaluation and to obtain an extension of the Contract of Work beyond 2021, as provided under the terms of the Contract of Work. The Contract of Work can only be modified by mutual agreement between PT Freeport Indonesia and the Government of Indonesia.

Africa. FCX is entitled to mine in the DRC under an Amended and Restated Mining Convention (ARMC) between TFM and the Government of the DRC. The original Mining Convention was entered into in 1996, was replaced with the ARMC in 2005 and was further amended in 2010 (approved in 2011). The current ARMC will remain in effect for as long as the Tenke concession is exploitable. The royalty rate payable by TFM under the ARMC is two percent of net revenue. These mining royalties totaled $25 million in 2012, $24 million in 2011 and $20 million in 2010.

Effective March 26, 2012, the DRC government issued a Presidential Decree approving the modifications to TFM's bylaws following a review (completed in 2010) of TFM's existing mining contracts. Among other changes to the amended ARMC, FCX's effective ownership interest in TFM was reduced from 57.75 percent to 56 percent and $50 million of TFM's stockholder loan payable to a subsidiary of FMC was converted to equity.

Community Development Programs. FCX has adopted policies that govern its working relationships with the communities where it operates. These policies are designed to guide its practices and programs in a manner that respects basic human rights and the culture of the local people impacted by FCX's operations. FCX continues to make significant expenditures on community development, education, training and cultural programs.

In 1996, PT Freeport Indonesia established the Freeport Partnership Fund for Community Development (Partnership Fund) through which PT Freeport Indonesia has made available funding and technical assistance to support community development initiatives in the area of health, education and economic development of the area. PT Freeport Indonesia has committed through 2016 to provide one percent of its annual revenue for the development of the local people in its area of operations through the Partnership Fund. PT Freeport Indonesia charged $39 million in 2012, $50 million in 2011 and $64 million in 2010 to cost of sales for this commitment.

During 2006, the Peruvian government announced that all mining companies operating in Peru would be required to make annual contributions to local development funds for a five-year period (covering the years 2006 through 2010) when copper prices exceeded certain levels that were adjusted annually. The contribution, which expired in 2010, was equal to 3.75 percent of after-tax profits, of which 2.75 percent was contributed to a local mining fund and 1.00 percent to a regional mining fund. The charge to cost of sales for these local mining fund contributions totaled $41 million in 2010. Cerro Verde's final contribution to these funds was made in early 2011.

TFM has committed to assist the communities living within its concession in the Katanga province of the DRC. TFM will contribute 0.3 percent of net sales revenue from production to a community development fund to assist the local communities with development of local infrastructure and related services, such as those pertaining to health, education and economic development. TFM charged $4 million in both 2012 and 2011, and $3 million in 2010 to cost of sales for this commitment.

Guarantees. FCX provides certain financial guarantees (including indirect guarantees of the indebtedness of others) and indemnities.

At its Morenci mine in Arizona, FCX has a venture agreement dated February 7, 1986, with Sumitomo, which includes a put and call option guarantee clause. FCX holds an 85 percent undivided interest in the Morenci complex. Under certain conditions defined in the venture agreement, Sumitomo has the right to sell its 15 percent share to FCX. Likewise, under certain conditions, FCX has the right to purchase Sumitomo's share of the venture. At December 31, 2012, the maximum potential payment FCX is obligated to make to Sumitomo upon exercise of the put option (or FCX's exercise of its call option) totaled approximately $143 million based on calculations defined in the venture agreement. At December 31, 2012, FCX had not recorded any liability in its consolidated financial statements in connection with this guarantee as FCX does not believe, based on information available, that it is probable that any amounts will be paid under this guarantee as the fair value of Sumitomo's 15 percent share is in excess of the exercise price.

Prior to its acquisition by FCX, FMC and its subsidiaries have, as part of merger, acquisition, divestiture and other transactions, from time to time, indemnified certain sellers, buyers or other parties related to the transaction from and against certain liabilities associated with conditions in existence (or claims associated with actions taken) prior to the closing date of the transaction. As part of these transactions, FMC indemnified the counterparty from and against certain excluded or retained liabilities existing at the time of sale that would otherwise have been transferred to the party at closing. These indemnity provisions generally now require FCX to indemnify the party against certain liabilities that may arise in the future from the pre-closing activities of FMC for assets sold or purchased. The indemnity classifications include environmental, tax and certain operating liabilities, claims or litigation existing at closing and various excluded liabilities or obligations. Most of these indemnity obligations arise from transactions that closed many years ago, and given the nature of these indemnity obligations, it is not possible to estimate the maximum potential exposure. Except as described in the following sentence, FCX does not consider any of such obligations as having a probable likelihood of payment that is reasonably estimable, and accordingly, has not recorded any obligations associated with these indemnities. With respect to FCX's environmental indemnity obligations, any expected costs from these guarantees are accrued when potential environmental obligations are considered by management to be probable and the costs can be reasonably estimated.

NOTE 15. FINANCIAL INSTRUMENTS

FCX does not purchase, hold or sell derivative financial instruments unless there is an existing asset or obligation, or it anticipates a future activity that is likely to occur and will result in exposure to market risks, which FCX intends to offset or mitigate. FCX does not enter into any derivative financial instruments for speculative purposes, but has entered into derivative financial instruments in limited instances to achieve specific objectives. These objectives principally relate to managing risks associated with commodity price changes, foreign currency exchange rates and interest rates.

Commodity Contracts. From time to time, FCX has entered into forward, futures and swap contracts to hedge the market risk associated with fluctuations in the prices of commodities it purchases and sells. Derivative financial instruments used by FCX to manage its risks do not contain credit risk-related contingent provisions. As of December 31, 2012 and 2011, FCX had no price protection contracts relating to its mine production. A summary of FCX's derivative contracts and programs follows.

Derivatives Designated as Hedging Instruments — Fair Value Hedges

Copper Futures and Swap Contracts. Some of FCX's U.S. copper rod customers request a fixed market price instead of the COMEX average copper price in the month of shipment. FCX hedges this price exposure in a manner that allows it to receive the COMEX average price in the month of shipment while the customers pay the fixed price they requested. FCX accomplishes this by entering into copper futures and swap contracts and then liquidating the copper futures contracts and settling the copper swap contracts during the month of shipment, which generally results in FCX receiving the COMEX average copper price in the month of shipment. Hedging gains or losses from these copper futures and swap contracts are recorded in revenues. FCX did not have any significant gains or losses during the three years ended December 31, 2012, resulting from hedge ineffectiveness. At December 31, 2012, FCX held copper futures and swap contracts that qualified for hedge accounting for 52 million pounds at an average contract price of $3.57 per pound, with maturities through January 2014.

A summary of gains (losses) recognized in revenues for derivative financial instruments related to commodity contracts that are designated and qualify as fair value hedge transactions, along with the unrealized gains (losses) on the related hedged item (firm sales commitments) for the years ended December 31 follows:

	2012	2011	2010
Unrealized gains (losses):			
Derivative financial instruments	$ 15	$ (28)	$ 7
Hedged item	(15)	28	(7)
Realized gains (losses):			
Matured derivative financial instruments	(2)	(28)	37

Derivatives Not Designated as Hedging Instruments

Embedded derivatives and derivative financial instruments that do not meet the criteria to qualify for hedge accounting are discussed below.

Embedded Derivatives. As described in Note 1 under "Revenue Recognition," certain FCX copper concentrate, copper cathode and gold sales contracts provide for provisional pricing primarily based on the LME price (copper) or the COMEX price (copper) and the London PM price (gold) at the time of shipment as specified in the contract. Similarly, FCX purchases copper under contracts that provide for provisional pricing. Sales and purchases with a provisional sales price contain an embedded derivative (*i.e.,* the price settlement mechanism that is settled after the time of delivery) that is required to be bifurcated from the host contract. The host contract is the sale or purchase of the metals contained in the concentrates or cathodes at the then-current LME or COMEX price (copper) or the London PM price (gold) as defined in the contract. Mark-to-market price fluctuations recorded through the settlement date are reflected in revenues for sales contracts and in cost of sales as production and delivery costs for purchase contracts.

A summary of FCX's embedded derivatives at December 31, 2012, follows:

	Open Positions	Average Price Per Unit		Maturities Through
		Contract	Market	
Embedded derivatives in provisional sales contracts:				
Copper (millions of pounds)	541	$ 3.57	$ 3.59	May 2013
Gold (thousands of ounces)	104	1,703	1,666	April 2013
Embedded derivatives in provisional purchase contracts:				
Copper (millions of pounds)	203	3.61	3.59	March 2013

Copper Forward Contracts. Atlantic Copper enters into forward copper contracts designed to hedge its copper price risk whenever its physical purchases and sales pricing periods do not match. These economic hedge transactions are intended to hedge against changes in copper prices, with the mark-to-market hedging gains or losses recorded in cost of sales. At December 31, 2012, Atlantic Copper held net forward copper purchase contracts for 13 million pounds at an average contract price of $3.62 per pound, with maturities through February 2013.

A summary of the realized and unrealized gains (losses) recognized in income before income taxes and equity in affiliated companies' net earnings for commodity contracts that do not qualify as hedge transactions, including embedded derivatives, for the years ended December 31 follows:

	2012	2011	2010
Embedded derivatives in provisional sales contracts[a]	$ 77	$ (519)	$ 619
Embedded derivatives in provisional purchase contracts[b]	—	—	(2)
Copper forward contracts[b]	15	(2)	(30)

a. Amounts recorded in revenues.
b. Amounts recorded in cost of sales as production and delivery costs.

Unsettled Derivative Financial Instruments

A summary of the fair values of unsettled derivative financial instruments recorded on the consolidated balance sheets follows:

December 31,	2012	2011
Derivatives designated as hedging instruments		
Commodity contracts:		
Copper futures and swap contracts:[a]		
Asset position[b]	$ 5	$ 3
Liability position[c]	1	13
Derivatives not designated as hedging instruments		
Commodity contracts:		
Embedded derivatives in provisional sales/ purchase contracts:[d]		
Asset position	$ 36	$ 72
Liability position	27	82
Copper forward contracts:		
Asset position[b]	—	2

a. FCX had paid $7 million to brokers at December 31, 2012, and $31 million at December 31, 2011, for margin requirements (recorded in other current assets). In addition, FCX held $3 million in margin funding from customers at December 31, 2011 (recorded in accounts payable and accrued liabilities).
b. Amounts recorded in other current assets.
c. Amounts recorded in accounts payable and accrued liabilities.
d. Amounts are recorded by counterparty either as a net accounts receivable or a net accounts payable.

Credit Risk. FCX is exposed to credit loss when financial institutions with which FCX has entered into derivative transactions (commodity, foreign exchange and interest rate swaps) are unable to pay. To minimize the risk of such losses, FCX uses counterparties that meet certain credit requirements and periodically reviews the creditworthiness of these counterparties. FCX does not anticipate that any of the counterparties it deals with will default on their obligations. As of December 31, 2012, FCX did not have any significant credit exposure associated with derivative transactions.

Other Financial Instruments. Other financial instruments include cash and cash equivalents, accounts receivable, trust assets, investment securities, accounts payable and accrued liabilities, dividends payable and long-term debt. Refer to Note 16 for the fair values of these financial instruments.

NOTE 16. FAIR VALUE MEASUREMENT

Fair value accounting guidance includes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means; and

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

FCX did not have any significant transfers in or out of Levels 1, 2, or 3 in 2012.

The carrying value for certain FCX financial instruments (*i.e.*, cash, accounts receivable, accounts payable and accrued liabilities, and dividends payable) approximate fair value because of their short-term nature and generally negligible credit losses. A summary of the carrying amount and fair value of FCX's other financial instruments follows:

	At December 31, 2012				
	Carrying	Fair Value			
	Amount	Total	Level 1	Level 2	Level 3
Assets					
Cash equivalents:[a]					
Money market funds	$2,991	$2,991	$2,991	$ —	$ —
Investment securities (current and long-term):					
MMR investment[b]	446	539	—	539	—
U.S. core fixed income fund[a,c]	22	22	—	22	—
Money market funds[a,c]	16	16	16	—	—
Equity securities[a,c]	8	8	8	—	—
Total investment securities	492	585	24	561	—
Trust assets (long-term):[a,c]					
U.S. core fixed income fund	50	50	—	50	—
Government mortgage-backed securities	36	36	—	36	—
Corporate bonds	30	30	—	30	—
Government bonds and notes	24	24	—	24	—
Asset-backed securities	15	15	—	15	—
Money market funds	7	7	7	—	—
Municipal bonds	1	1	—	1	—
Total trust assets	163	163	7	156	—
Derivatives:[a]					
Embedded derivatives in provisional sales/purchase contracts in an asset position[d]	36	36	—	36	—
Copper futures and swap contracts[e]	5	5	5	—	—
Total derivative assets	41	41	5	36	—
Total assets		$3,780	$3,027	$ 753	$ —
Liabilities					
Derivatives:[a]					
Embedded derivatives in provisional sales/purchase contracts in a liability position[d]	$ 27	$ 27	$ —	$ 27	$ —
Copper futures and swap contracts[f]	1	1	1	—	—
Total derivative liabilities	28	28	1	27	—
Long-term debt, including current portion[g]	3,527	3,589	—	3,589	—
Total liabilities		$3,617	$ 1	$3,616	$ —

	At December 31, 2011				
	Carrying	Fair Value			
	Amount	Total	Level 1	Level 2	Level 3
Assets					
Cash equivalents:[a]					
Money market funds	$4,007	$4,007	$4,007	$ —	$ —
Investment securities (current and long-term):					
MMR investment[b]	475	507	—	507	—
Equity securities[a,c]	9	9	9	—	—
Money market funds[a,c]	2	2	2	—	—
Total investment securities	486	518	11	507	—
Trust assets (long-term):[a,c]					
Government mortgage-backed securities	47	47	—	47	—
U.S. core fixed income fund	46	46	—	46	—
Government bonds and notes	21	21	—	21	—
Corporate bonds	19	19	—	19	—
Asset-backed securities	9	9	—	9	—
Money market funds	9	9	9	—	—
Municipal bonds	1	1	—	1	—
Total trust assets	152	152	9	143	—
Derivatives:[a]					
Embedded derivatives in provisional sales/purchase contracts in an asset position[d]	72	72	—	72	—
Copper futures and swap contracts[e]	3	3	3	—	—
Copper forward contracts[e]	2	2	1	1	—
Total derivative assets	77	77	4	73	—
Total assets		$4,754	$4,031	$ 723	$ —
Liabilities					
Derivatives:[a]					
Embedded derivatives in provisional sales/purchase contracts in a liability position[d]	$ 82	$ 82	$ —	$ 82	$ —
Copper futures and swap contracts[f]	13	13	11	2	—
Total derivative liabilities	95	95	11	84	—
Long-term debt, including current portion[g]	3,537	3,797	—	3,797	—
Total liabilities		$3,892	$ 11	$3,881	$ —

a. Recorded at fair value.
b. Recorded at cost and included in other assets.
c. Current portion included in other current assets and long-term portion included in other assets.
d. Embedded derivatives are recorded in accounts receivable and/or accounts payable and accrued liabilities.
e. Included in other current assets.
f. Included in accounts payable and accrued liabilities.
g. Recorded at cost except for long-term debt acquired in the FMC acquisition, which was recorded at fair value at the acquisition date.

Valuation Techniques

Money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

MMR's 5.75% Convertible Perpetual Preferred Stock is not actively traded; therefore, FCX's investment in the MMR 5.75% Convertible Perpetual Preferred Stock is valued based on a pricing simulation model that uses the quoted market prices of MMR's publicly traded common stock as the most significant observable input and other inputs, such as expected volatility, expected settlement date, and risk-free interest rate. Therefore, this investment is classified within Level 2 of the fair value hierarchy.

Fixed income securities (government securities, U.S. core fixed income funds, corporate bonds and asset-backed securities) are valued using a bid evaluation or a mid evaluation. A bid evaluation is an estimated price at which a dealer would pay for a security. A mid evaluation is the average of the estimated price at which a dealer would sell a security and the estimated price at which a dealer would pay for a security. These evaluations are based on quoted prices, if available, or models that use observable inputs and, as such, are classified within Level 2 of the fair value hierarchy.

Equity securities are valued at the closing price reported on the active market on which the individual securities are traded and, as such, are classified within Level 1 of the fair value hierarchy.

FCX's embedded derivatives on provisional copper concentrate, copper cathode and gold purchases and sales have critical inputs of quoted monthly LME or COMEX copper forward prices and the London PM gold forward price at each reporting date based on the month of maturity; however, FCX's contracts themselves are not traded on an exchange. As a result, these derivatives are classified within Level 2 of the fair value hierarchy.

FCX's derivative financial instruments for copper futures and swap contracts and copper forward contracts that are traded on the respective exchanges are classified within Level 1 of the fair value hierarchy because they are valued using quoted monthly COMEX or LME forward prices at each reporting date based on the month of maturity (refer to Note 15 for further discussion). Certain of these contracts are traded on the over-the-counter market and are classified within Level 2 of the fair value hierarchy.

Long-term debt, including current portion, is not actively traded and is valued using prices obtained from a readily available pricing source and, as such, is classified within Level 2 of the fair value hierarchy.

The techniques described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while FCX believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine fair value of certain financial instruments could result in a different fair value measured at the reporting date. There have been no changes in the techniques used at December 31, 2012.

NOTE 17. BUSINESS SEGMENTS

FCX has organized its operations into five primary divisions — North America copper mines, South America mining, Indonesia mining, Africa mining and Molybdenum operations. Notwithstanding this structure, FCX internally reports information on a mine-by-mine basis. Therefore, FCX concluded that its operating segments include individual mines or operations. Operating segments that meet certain thresholds are reportable segments. Further discussion of the reportable segments included in FCX's primary operating divisions, as well as FCX's other reported segments — Rod & Refining and Atlantic Copper Smelting & Refining — follows. Refer to Note 2 for information on FCX's ownership interests.

Intersegment Sales. Intersegment sales between FCX's operations are based on similar arms-length transactions with third parties at the time of the sale. Intersegment sales may not be reflective of the actual prices ultimately realized because of a variety of factors, including additional processing, timing of sales to unaffiliated customers and transportation premiums.

FCX defers recognizing profits on sales from its mining operations to Atlantic Copper and on 25 percent of Indonesia mining sales to PT Smelting until final sales to third parties occur. Quarterly variations in ore grades, the timing of intercompany shipments and changes in product prices result in variability in FCX's net deferred profits and quarterly earnings.

Allocations. FCX allocates certain operating costs, expenses and capital expenditures to the operating divisions and individual segments. However, not all costs and expenses applicable to a mine or operation are allocated. U.S. federal and state income taxes are recorded and managed at the corporate level, whereas foreign income taxes are recorded and managed at the applicable country. In addition, most exploration and research activities are managed at the corporate level, and those costs along with some selling, general and administrative costs are not allocated to the operating divisions or segments. Accordingly, the following segment information reflects management determinations that may not be indicative of what the actual financial performance of each operating division or segment would be if it was an independent entity.

North America Copper Mines. FCX has seven operating copper mines in North America — Morenci, Bagdad, Safford, Sierrita and Miami in Arizona, and Tyrone and Chino in New Mexico. The North America copper mines include open-pit mining, sulfide ore concentrating, leaching and SX/EW operations. A majority of the copper produced at the North America copper mines is cast into copper rod by FCX's Rod & Refining operations. The North America copper mines include the Morenci copper mine as a reportable segment.

Morenci. The Morenci open-pit mine, located in southeastern Arizona, produces copper cathodes and copper concentrates. In addition to copper, the Morenci mine also produces molybdenum concentrates. The Morenci mine produced 39 percent of FCX's North America copper during 2012.

Other Mines. Other mines include FCX's other operating southwestern U.S. copper mines — Bagdad, Safford, Sierrita, Miami, Tyrone and Chino. In addition to copper, certain of these mines (Sierrita, Bagdad and Chino) also produce molybdenum concentrates.

South America. South America mining includes four operating copper mines — Cerro Verde in Peru, and El Abra, Candelaria and Ojos del Salado in Chile. These operations include open-pit and underground mining, sulfide ore concentrating, leaching and SX/EW operations. South America mining includes the Cerro Verde copper mine as a reportable segment.

Cerro Verde. The Cerro Verde open-pit copper mine, located near Arequipa, Peru, produces copper cathodes and copper concentrates. In addition to copper, the Cerro Verde mine also produces molybdenum concentrates. The Cerro Verde mine produced 47 percent of FCX's South America copper during 2012.

Other Mines. Other mines include FCX's Chilean copper mines — El Abra, Candelaria and Ojos del Salado. In addition to copper, the Candelaria and Ojos del Salado mines also produce gold and silver.

Indonesia. Indonesia mining includes PT Freeport Indonesia's Grasberg minerals district. PT Freeport Indonesia produces copper concentrates, which contain significant quantities of gold and silver.

Africa. Africa mining includes the Tenke minerals district. The Tenke operation includes surface mining, leaching and SX/EW operations and produces copper cathodes. In addition to copper, the Tenke operation produces cobalt hydroxide.

Molybdenum. The Molybdenum segment is an integrated producer of molybdenum, with mining, sulfide ore concentrating, roasting and processing facilities that produce high-purity, molybdenum-based chemicals, molybdenum metal powder and metallurgical products, which are sold to customers around the world, and includes the wholly owned Henderson underground mine and Climax open-pit mine in Colorado and related conversion facilities. The Henderson and Climax mines produce high-purity, chemical-grade molybdenum concentrates, which are typically further processed into value-added molybdenum chemical products. This segment also includes a sales company that purchases and sells molybdenum from FCX's primary molybdenum mines and from FCX's North and South America copper mines that also produce molybdenum concentrates; and related conversion facilities that, at times, roast and/or processes material on a toll basis for third parties.

Rod & Refining. The Rod & Refining segment consists of copper conversion facilities located in North America, and includes a refinery, three rod mills and a specialty copper products facility. These operations process copper produced at FCX's North America copper mines and purchased copper into copper cathode, rod and custom copper shapes. At times these operations refine copper and produce copper rod and shapes for customers on a toll basis. Toll arrangements require the tolling customer to deliver appropriate copper-bearing material to FCX's facilities for processing into a product that is returned to the customer, who pays FCX for processing its material into the specified products.

Atlantic Copper Smelting & Refining. Atlantic Copper, FCX's wholly owned smelting unit in Spain, smelts and refines copper concentrates and markets refined copper and precious metals in slimes. During 2012, Atlantic Copper purchased approximately 31 percent of its concentrate requirements from the South America mining operations, approximately 16 percent from the North America copper mines and approximately 10 percent from PT Freeport Indonesia at market prices.

Product Revenue

FCX revenues attributable to the products it produced for the years ended December 31 follow:

	2012	2011	2010
Refined copper products	$ 9,699	$10,297	$ 9,203
Copper in concentrates[a]	4,589	5,938	5,674
Gold	1,741	2,429	2,370
Molybdenum	1,187	1,348	1,143
Other	794	868	592
Total	$18,010	$20,880	$18,982

a. Amounts are net of treatment and refining charges totaling $311 million for 2012, $362 million for 2011 and $413 million for 2010.

Geographic Area

Information concerning financial data by geographic area follows:

Years Ended December 31,	2012	2011	2010
Revenues:[a]			
United States	$ 6,285	$ 7,176	$ 5,295
Japan	2,181	2,501	3,428
Indonesia	2,054	2,266	2,266
Spain	1,581	1,643	1,483
Switzerland	731	1,219	1,063
Chile	704	741	759
China	579	942	795
Korea	525	561	745
Other	3,370	3,831	3,148
Total	$18,010	$20,880	$18,982

a. Revenues are attributed to countries based on the location of the customer.

December 31,	2012	2011	2010
Long-lived assets:[a]			
United States	$ 8,689	$ 7,899	$ 7,101
Indonesia	5,127	4,469	3,475
Democratic Republic of Congo	3,926	3,497	3,220
Peru	3,933	3,265	3,203
Chile	2,587	2,242	1,892
Spain	231	257	266
Other	96	68	48
Total	$24,589	$21,697	$19,205

a. Long-lived assets exclude deferred tax assets and intangible assets.

Major Customers. Sales to PT Smelting totaled $2.1 billion (11 percent of FCX's consolidated revenues) in 2012 and $2.3 billion in 2011 and 2010 (11 percent and 12 percent, respectively, of FCX's consolidated revenues). Refer to Note 2 for further discussion of FCX's investment in PT Smelting.

Labor Matters. As of December 31, 2012, approximately 50 percent of FCX's labor force was covered by collective bargaining agreements, and approximately 35 percent of FCX's labor force is covered by agreements that will expire within one year.

Business Segments

Business segments data for the years ended December 31 are presented in the following tables.

Business Segments

	North America Copper Mines			South America			Indonesia	Africa					
	Morenci	Other Mines	Total	Cerro Verde	Other Mines	Total	Grasberg	Tenke	Molybdenum	Rod & Refining	Atlantic Copper Smelting & Refining	Corporate, Other & Eliminations	FCX Total
Year Ended December 31, 2012													
Revenues:													
Unaffiliated customers	$ 156	$ 50	$ 206	$1,767	$ 2,143	$ 3,910	$3,611[a]	$1,349	$1,255	$4,989	$2,683	$ 7	$18,010
Intersegment	1,846	3,438	5,284	388	430	818	310	10	—	27	26	(6,475)	—
Production and delivery	1,076	1,936	3,012	813	1,301	2,114	2,349	615	1,033	4,993	2,640	(6,374)	10,382
Depreciation, depletion and amortization	122	240	362	139	148	287	212	176	65	9	42	26	1,179
Selling, general and administrative expenses	2	2	4	3	3	6	121	6	13	—	19	262	431
Exploration and research expenses	1	—	1	—	—	—	—	—	3	—	—	281	285
Environmental obligations and shutdown costs	(11)	38	27	—	—	—	—	—	—	—	—	(49)	(22)
Gain on insurance settlement	—	—	—	—	—	—	(59)	—	—	—	—	—	(59)
Operating income (loss)	812	1,272	2,084	1,200	1,121	2,321	1,298	562	141	14	8	(614)	5,814
Interest expense, net	1	5	6	7	—	7	5	1	—	—	12	155	186
Provision for income taxes	—	—	—	228[b]	329	557[b]	497	112	—	—	—	344	1,510
Total assets at December 31, 2012	2,445	5,834	8,279	5,821	4,342	10,163	6,591	4,622	2,634	242	992	1,917	35,440
Capital expenditures	266	561	827	558	373	931	843	539	258	6	16	74	3,494
Year Ended December 31, 2011													
Revenues:													
Unaffiliated customers	$ 418	$ 180	$ 598	$2,115	$ 2,457	$ 4,572	$4,504[a]	$1,282	$1,424	$5,523	$2,969	$ 8	$20,880
Intersegment	1,697	3,338	5,035	417	269	686	542	7	—	26	15	(6,311)	—
Production and delivery	984	1,645	2,629	827	1,078	1,905	1,791	591	1,036	5,527	2,991	(6,572)	9,898
Depreciation, depletion and amortization	116	163	279	135	123	258	215	140	60	8	40	22	1,022
Selling, general and administrative expenses	2	2	4	4	3	7	124	8	15	—	22	235	415
Exploration and research expenses	7	—	7	—	—	—	—	—	3	—	—	261	271
Environmental obligations and shutdown costs	4	(15)	(11)	—	—	—	—	—	—	1	—	144	134
Operating income (loss)	1,002	1,723	2,725	1,566	1,522	3,088	2,916	550	310	13	(69)	(393)	9,140
Interest expense, net	2	6	8	1	—	1	8	6	—	—	15	274	312
Provision for income taxes	—	—	—	553	522	1,075	1,256	120	—	—	—	636	3,087
Total assets at December 31, 2011	2,006	5,086	7,092	5,110	3,604	8,714	5,349	3,890	2,434	259	1,109	3,223	32,070
Capital expenditures	95	400	495	198	405	603	648	193	461	10	32	92	2,534
Year Ended December 31, 2010													
Revenues:													
Unaffiliated customers	$ 59	$ 52	$ 111	$1,957	$ 2,449	$ 4,406	$5,230[a]	$1,106	$1,205	$4,444	$2,473	$ 7	$18,982
Intersegment	1,465	2,597	4,062	453	132	585	1,147	—	—	26	18	(5,838)	—
Production and delivery	691	1,361	2,052	705	973	1,678	1,946	488	784	4,442	2,470	(5,525)	8,335
Depreciation, depletion and amortization	134	139	273	148	102	250	257	128	51	8	38	31	1,036
Selling, general and administrative expenses	—	—	—	—	—	—	117	—	11	—	20	233	381
Exploration and research expenses	—	—	—	—	—	—	—	—	2	—	—	141	143
Environmental obligations and shutdown costs	—	—	—	—	—	—	—	—	—	1	—	18	19
Operating income (loss)	699	1,149	1,848	1,557	1,506	3,063	4,057	490	357	19	(37)	(729)	9,068
Interest expense, net	4	10	14	—	—	—	—	5	—	—	10	433	462
Provision for income taxes	—	—	—	516	483	999	1,709	118	—	—	—	157	2,983
Total assets at December 31, 2010	1,940	4,477	6,417	4,272	3,263	7,535	6,048	3,640	1,897	311	1,317	2,221	29,386
Capital expenditures	47	186	233	106	364	470	436	100	89	7	28	49	1,412

a. Included PT Freeport Indonesia's sales to PT Smelting totaling $2.1 billion in 2012 and $2.3 billion in 2011 and 2010.
b. Included a credit of $234 million for the reversal of a net deferred tax liability. Refer to Note 12 for further discussion.

NOTE 18: SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

Recoverable proven and probable reserves have been calculated as of December 31, 2012, in accordance with Industry Guide 7 as required by the Securities Exchange Act of 1934. FCX's proven and probable reserves may not be comparable to similar information regarding mineral reserves disclosed in accordance with the guidance in other countries. Proven and probable reserves were determined by the use of mapping, drilling, sampling, assaying and evaluation methods generally applied in the mining industry, as more fully discussed below. The term "reserve," as used in the reserve data presented here, means that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The term "proven reserves" means reserves for which (i) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (ii) grade and/or quality are computed from the results of detailed sampling; and (iii) the sites for inspection, sampling and measurements are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established. The term "probable reserves" means reserves for which quantity and grade are computed from information similar to that used for proven reserves but the sites for sampling are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

FCX's reserve estimates are based on the latest available geological and geotechnical studies. FCX conducts ongoing studies of its ore bodies to optimize economic values and to manage risk. FCX revises its mine plans and estimates of proven and probable mineral reserves as required in accordance with the latest available studies.

Estimated recoverable proven and probable reserves at December 31, 2012, were determined using long-term average prices of $2.00 per pound for copper, $750 per ounce for gold and $10 per pound for molybdenum, consistent with the long-term average prices used at year-end 2011 and 2010. For the three-year period ended December 31, 2012, LME spot copper prices averaged $3.67 per pound, London PM gold prices averaged $1,480 per ounce and the weekly average price for molybdenum quoted by *Metals Week* averaged $14.64 per pound.

The recoverable proven and probable reserves presented in the table below represent the estimated metal quantities from which FCX expects to be paid after application of estimated metallurgical recovery rates and smelter recovery rates, where applicable. Recoverable reserves are that part of a mineral deposit that FCX estimates can be economically and legally extracted or produced at the time of the reserve determination.

	Recoverable Proven and Probable Reserves December 31, 2012		
	Copper[a] (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
North America	38.8	0.4	2.69
South America	38.8	1.2	0.73
Indonesia	31.0	30.9	—
Africa	7.9	—	—
Consolidated basis[b]	116.5	32.5	3.42
Net equity interest[c]	93.2	29.4	3.08

a. Consolidated recoverable copper reserves included 2.9 billion pounds in leach stockpiles and 1.4 billion pounds in mill stockpiles.

b. Consolidated basis reserves represented estimated metal quantities after reduction for joint venture partner interests at the Morenci mine in North America and the Grasberg minerals district in Indonesia. Excluded from the table above were FCX's estimated recoverable proven and probable reserves of 0.84 billion pounds of cobalt at Tenke and 321.4 million ounces of silver in Indonesia, South America and North America, which were determined using long-term average prices of $10 per pound for cobalt and $15 per ounce for silver.

c. Net equity interest reserves represented estimated consolidated basis metal quantities further reduced for noncontrolling interest ownership. Excluded from the table above were FCX's estimated recoverable proven and probable reserves of 0.47 billion pounds of cobalt at Tenke and 264.2 million ounces of silver in Indonesia, South America and North America.

	100% Basis						
		Average Ore Grade Per Metric Ton			Recoverable Proven and Probable Reserves[a]		
Year-End	Ore (million metric tons)	Copper (%)	Gold (grams)	Molybdenum (%)	Copper (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
2008	14,067	0.48	0.17	0.01	118.8	53.4	2.49
2009	13,807	0.49	0.17	0.01	120.9	49.8	2.60
2010	18,516	0.42	0.12	0.01	137.9	47.9	3.41
2011	17,739	0.43	0.12	0.01	136.7	46.1	3.43
2012	17,394	0.43	0.12	0.01	133.5	44.4	3.44
By Area at December 31, 2012:							
North America							
Developed and producing:							
Morenci	4,018	0.27	—	—[b]	15.4	—	0.15
Bagdad	1,731	0.27	—[b]	0.01	8.3	0.1	0.40
Safford	186	0.42	—	—	1.4	—	—
Sierrita	2,723	0.23	—[b]	0.03	12.0	0.1	1.15
Miami	41	0.51	—	—	0.4	—	—
Tyrone	138	0.28	—	—	0.6	—	—
Chino	391	0.42	0.02	—[b]	2.7	0.2	0.01
Henderson	113	—	—	0.17	—	—	0.36
Climax	198	—	—	0.16	—	—	0.64
Undeveloped:							
Cobre	73	0.39	—	—	0.3	—	—
South America							
Developed and producing:							
Cerro Verde	4,194	0.37	—	0.01	30.4	—	0.73
El Abra	725	0.44	—	—	4.1	—	—
Candelaria	315	0.57	0.13	—	4.2	1.2	—
Ojos del Salado	5	0.98	0.24	—	0.1	—[b]	—
Indonesia							
Developed and producing:							
Grasberg open pit	258	0.90	0.98	—	4.3	6.5	—
Deep Ore Zone	176	0.57	0.71	—	1.9	3.1	—
Big Gossan	54	2.26	0.97	—	2.5	1.1	—
Undeveloped:							
Grasberg block cave	999	1.01	0.78	—	18.8	16.2	—
Kucing Liar	420	1.25	1.07	—	9.9	6.7	—
Deep Mill Level Zone	517	0.84	0.70	—	8.3	9.2	—
Africa							
Developed and producing:							
Tenke	119	3.26	—	—	7.9	—	—
Total 100% basis	17,394	0.43	0.12	0.01	133.5	44.4	3.44
Consolidated basis[c]					116.5	32.5	3.42
FCX's equity share[d]					93.2	29.4	3.08

a. Included estimated recoverable metals contained in stockpiles.

b. Amounts not shown because of rounding.

c. Consolidated basis reserves represented estimated metal quantities after reduction for joint venture partner interests at the Morenci mine in North America and the Grasberg minerals district in Indonesia.

d. Net equity interest reserves represented estimated consolidated basis metal quantities further reduced for noncontrolling interest ownership.

NOTE 19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2012					
Revenues	$4,605	$4,475	$4,417	$4,513	$18,010
Operating income	1,734	1,311	1,411	1,358[a,b]	5,814[a,b]
Net income	1,001	894	1,140[c]	945	3,980[c]
Net income attributable to noncontrolling interests	237	184	316[c]	202	939[c]
Net income attributable to FCX common stockholders	764[d]	710	824[c]	743[a,b]	3,041[a,b,c,d]
Basic net income per share attributable to FCX common stockholders	0.81	0.75	0.87	0.78	3.20
Diluted net income per share attributable to FCX common stockholders	0.80[d]	0.74	0.86[c]	0.78[a,b]	3.19[a,b,c,d]
2011					
Revenues	$5,709	$5,814	$5,195	$4,162	$20,880
Operating income	2,936	2,757	2,150	1,297[e]	9,140[e]
Net income	1,861	1,726	1,294	866	5,747
Net income attributable to noncontrolling interests	362	358	241	226	1,187
Net income attributable to FCX common stockholders	1,499[f]	1,368[f]	1,053[g]	640[e]	4,560[e,f,g]
Basic net income per share attributable to FCX common stockholders	1.58	1.44	1.11	0.67	4.81
Diluted net income per share attributable to FCX common stockholders	1.57[f]	1.43[f]	1.10[g]	0.67[e]	4.78[e,f,g]

a. Included a gain of $59 million ($31 million to net income attributable to FCX common stockholders or $0.03 per share) in the fourth quarter and for the year for the settlement of the insurance claim for business interruption and property damage relating to the 2011 incidents affecting PT Freeport Indonesia's concentrate pipelines. Refer to Note 13 for further discussion.
b. Included a charge of $16 million ($8 million to net income attributable to FCX common stockholders or $0.01 per share) in the fourth quarter and for the year associated with labor agreements at Candelaria. Also included charges of $9 million ($7 million to net income attributable to FCX common stockholders or $0.01 per share) for costs associated with the PXP and MMR transactions.
c. Included a net tax benefit of $208 million ($108 million attributable to noncontrolling interests and $100 million to net income attributable to FCX common stockholders or $0.11 per share) in the third quarter and $205 million ($107 million attributable to noncontrolling interests and $98 million to net income attributable to FCX common stockholders or $0.11 per share) for the year associated with adjustments to Cerro Verde's deferred income taxes. Refer to Note 12 for further discussion.
d. Included losses on early extinguishment of debt totaling $149 million ($0.16 per share) in the first quarter and for the year. Refer to Note 9 for further discussion.
e. Included charges totaling $116 million ($50 million to net income attributable to common stock or $0.05 per share) in the fourth quarter and for the year primarily associated with bonuses for new labor agreements and other employee costs at PT Freeport Indonesia, Cerro Verde and El Abra.
f. Included losses on early extinguishment of debt totaling $6 million ($0.01 per share) in the first quarter, $54 million ($0.06 per share) in the second quarter and $60 million ($0.06 per share) for the year. Refer to Note 9 for further discussion.
g. Included additional taxes of $50 million ($0.05 per share) in the third quarter and $49 million ($0.05 per share) for the year associated with Cerro Verde's election to pay a special mining burden during the remaining term of its current stability agreement. Refer to Note 12 for further discussion.

NOTE 20. SUBSEQUENT EVENTS

On January 21, 2013, FCX, through a newly formed joint venture, entered into a definitive agreement with OM Group, Inc. to acquire a large-scale cobalt refinery located in Kokkola, Finland, and the related sales and marketing business. The acquisition would provide direct end-market access for the cobalt hydroxide production at Tenke. FCX will be the operator of the joint venture with an effective 56 percent ownership interest, with the remaining effective ownership interests held by its partners in TFM, including 24 percent by Lundin Mining Corporation and 20 percent by La Générale des Carrières et des Mines (Gécamines). Under the terms of the agreement, initial consideration of $325 million (subject to working capital adjustments) will be paid at closing, with the potential for additional consideration of up to $110 million over a period of three years, contingent upon the achievement of revenue-based performance targets. The acquisition is subject to customary closing conditions, including required regulatory approvals, and is expected to close in second-quarter 2013.

On February 14, 2013, FCX entered into an agreement for a bank term loan (the Term Loan) in connection with the proposed acquisitions of PXP and MMR. No amounts are currently available to FCX under the Term Loan. The Term Loan will be drawn at the closing of the acquisitions and will provide for an aggregate principal amount of up to $4.0 billion that may be used to fund the cash portion of the merger consideration for both transactions, to refinance certain of PXP's and MMR's outstanding debt, or for general corporate purposes.

The Term Loan will mature in annual amounts equal to 10 percent in the second year, 15 percent in the third year and 20 percent in the fourth year of the aggregate principal amount, and the remainder will mature five years from the date of the first borrowing. The Term Loan will bear interest determined by reference to FCX's credit ratings (currently LIBOR plus 1.50 percent). In connection with the completion of the Term Loan, FCX's interim financing commitments associated with the proposed acquisitions of PXP and MMR were reduced from $9.5 billion to $5.5 billion. FCX is pursuing permanent financing for an additional $5.5 billion to replace the remaining interim financing commitments.

Also on February 14, 2013, FCX and PT Freeport Indonesia entered into a new senior unsecured revolving credit facility, which will refinance and replace FCX's existing revolving credit facility upon completion of the proposed acquisition of PXP. No amounts are currently available to FCX under the new revolving credit facility. At the closing of the acquisition of PXP, the new revolving credit facility will be available for five years in an aggregate principal amount of $3.0 billion, with $500 million available to PT Freeport Indonesia.

The Term Loan and new revolving credit facility both contain customary affirmative covenants and representations, and also contain a number of negative covenants that, among other things, restrict, subject to certain exceptions, the ability of FCX's subsidiaries that are not borrowers or guarantors to incur additional indebtedness (including guarantee obligations) and FCX's ability or the ability of FCX's subsidiaries to: create liens on assets; enter into sale and leaseback transactions; engage in mergers, liquidations and dissolutions; and sell assets. The Term Loan and new revolving credit facility also contain financial ratios governing maximum total leverage and minimum interest coverage.

FCX evaluated events after December 31, 2012, and through the date the financial statements were issued, and determined any events or transactions occurring during this period that would require recognition or disclosure are appropriately addressed in these financial statements.

The following graph compares the change in the cumulative total stockholder return on our common stock with the cumulative total return of the S&P 500 Stock Index and the cumulative total return of the S&P 500 Materials Index from 2008 through 2012. Our comparative peer group is the S&P 500 Materials Index, which closely mirrors the benchmarks of other large metals producers. This comparison assumes $100 invested on December 31, 2007, in (a) Freeport-McMoRan Copper & Gold Inc. common stock, (b) the S&P 500 Stock Index and (c) the S&P 500 Materials Index.

Comparison of Cumulative Total Return*

Freeport-McMoRan Copper & Gold Inc., S&P 500 Stock Index and S&P 500 Materials Index


$140
$120
$100
$80
$60
$40
$20
dollars
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

	December 31,					
	2007	2008	2009	2010	2011	2012
Freeport-McMoRan Copper & Gold Inc.	$100.00	$24.50	$80.48	$122.82	$77.60	$ 74.47
S&P 500 Stock Index	100.00	63.00	79.67	91.67	93.61	108.59
S&P 500 Materials Index	100.00	54.34	80.75	98.67	89.05	102.38

*Total return assumes reinvestment of dividends.

INVESTOR INQUIRIES

The Investor Relations Department will be pleased to receive any inquiries about the company. Our Principles of Business Conduct and our annual report on Form 10-K filed with the Securities and Exchange Commission, which includes certifications of our Chief Executive Officer and Chief Financial Officer, are available on our website. Additionally, copies will be furnished without charge to any stockholder of the company entitled to vote at its annual meeting upon written request. The Investor Relations Department can be contacted as follows:

Freeport-McMoRan Copper & Gold Inc.
Investor Relations Department
333 North Central Avenue
Phoenix, Arizona 85004
Telephone (602) 366-8400
www.fcx.com

TRANSFER AGENT

Questions about lost certificates, lost or missing dividend checks, or notifications of change of address should be directed to the Freeport-McMoRan Copper & Gold Inc. transfer agent, registrar and dividend disbursement agent:

Computershare
250 Royall Street
Canton, MA 02021
www.computershare.com/investor

NOTICE OF ANNUAL MEETING

The annual meeting of stockholders will be held in late June or July 2013. Notice of the annual meeting will be sent to stockholders. In accordance with SEC rules, we will report the voting results of our annual meeting on a Form 8-K that will be available on our website (www.fcx.com).

FCX COMMON STOCK

FCX's common stock trades on the New York Stock Exchange (NYSE) under the symbol "FCX." The FCX common stock price is reported daily in the financial press under "FMCG" in most listings of NYSE securities. As of December 31, 2012, the number of holders of record of FCX's common stock was 16,214.

NYSE composite tape common stock price ranges during 2012 and 2011 were:

	2012		2011	
	HIGH	LOW	HIGH	LOW
First Quarter	$ 48.96	$ 36.76	$ 61.35	$ 46.20
Second Quarter	39.43	31.16	58.75	46.06
Third Quarter	43.65	31.08	56.78	30.37
Fourth Quarter	42.89	30.54	43.50	28.85

COMMON STOCK DIVIDENDS

In February 2012, the Board of Directors authorized an increase in the cash dividend on FCX common stock to the current annual rate of $1.25 per share ($0.3125 per share quarterly). Dividends are paid quarterly as declared by the Board of Directors. The Board of Directors also authorized a supplemental common stock dividend that was paid in June 2011.

Below is a summary of dividends on FCX common stock for 2012 and 2011:

2012	AMOUNT PER SHARE	RECORD DATE	PAYMENT DATE
First Quarter	$ 0.2500	Jan. 13, 2012	Feb. 1, 2012
Second Quarter	0.3125	Apr. 13, 2012	May 1, 2012
Third Quarter	0.3125	July 13, 2012	Aug. 1, 2012
Fourth Quarter	0.3125	Oct. 15, 2012	Nov. 1, 2012

2011	AMOUNT PER SHARE	RECORD DATE	PAYMENT DATE
First Quarter	$ 0.25	Jan. 15, 2011	Feb. 1, 2011
Second Quarter	0.25	Apr. 15, 2011	May 1, 2011
Supplemental Dividend	0.50	May 15, 2011	June 1, 2011
Third Quarter	0.25	July 15, 2011	Aug. 1, 2011
Fourth Quarter	0.25	Oct. 15, 2011	Nov. 1, 2011

The declaration of dividends is at the discretion of the Board of Directors and will depend on FCX's financial results, cash requirements, future prospects and other factors deemed relevant by the Board of Directors.

TAX WITHHOLDING – NONRESIDENT ALIEN STOCKHOLDERS

Nonresident aliens who own stock in a United States corporation are generally subject to a federal withholding tax on 100 percent of the dividends paid on preferred and/or common stock. However, when 80 percent or more of a corporation's income is generated outside the United States, the withholding percentage is not calculated on 100 percent of the dividend, but rather on that portion of the dividend attributable to income generated in the United States. We have determined that, for quarterly dividends paid in 2012 to nonresident alien stockholders, 100 percent of the dividend amount was subject to federal withholding tax.

For quarterly dividends paid in 2013, we estimate that 100 percent of the total dividend amount is subject to federal withholding tax unless exempted by tax treaty. The withholding tax rate may also be reduced by tax treaty.

If you have any questions, please contact the Investor Relations Department.

FCX BENEFICIAL OWNER

The beneficial owner of more than five percent of our outstanding common stock as of December 31, 2012, is BlackRock, Inc. (8.85 percent).


FREEPORT-McMoRAN
COPPER & GOLD

333 North Central Avenue
Phoenix, Arizona 85004
602.366.8100
www.fcx.com